Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 91 for details.

Quarterly Report
to Shareholders

Scotiabank reports third quarter results

TORONTO, August
 25, 2026 –
The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported third quarter net income of $2,953 million compared to $2,527 million in the same period last year. Diluted earnings per share (EPS) were $2.27, compared to $1.84 in the same period a year ago.

Adjusted net income
(1)
for the third quarter was $2,973 million and adjusted diluted EPS
(1)
was $2.28, up from $1.88 last year. Adjusted return on equity (ROE)
(1)
was 14.2% compared to 12.4% a year ago.

“Q3 was a record quarter for the Bank, as all business lines reported strong results and we exceeded our medium-term objectives in the period,” said Scott Thomson, President and CEO of Scotiabank. “In particular, we exceeded our 14% return on equity target this quarter, highlighting the improvements that we have made across the bank to increase margins and fee income. I am proud of our team of Scotiabankers for their many contributions this quarter, and for their continued focus on execution to deliver on our strategy.”

Canadian Banking generated earnings of $1,071 million, up 12% from the prior year, reflecting record revenue supported by a fifth consecutive quarter of margin expansion and strong fee income growth, combined with disciplined expense management, partly offset by higher provision for credit losses. The business delivered its fourth consecutive quarter of positive operating leverage and ROE improved to 19.4%.

International Banking generated earnings of $766 million, up 8% year-over-year, driven by margin expansion and improved credit quality, with positive operating leverage.

Global Wealth Management delivered a record quarter as earnings reached $518 million, up 23% year-over-year, driven by strong revenue growth from higher mutual fund fees, brokerage revenues, and net interest income. The business also continued to generate strong retail mutual fund sales through our branches, while assets under management
(2)
increased 16%
year-over-year
to $474 billion.

Global Banking and Markets reported record earnings of $647 million, up 37% year-over-year. Results were driven by strong revenue performance in our capital markets business and record underwriting and advisory fees.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio
(3)
of 13.1% while repurchasing 8.6 million shares in the quarter. For the year to date we have returned $6.3 billion of capital to shareholders through a combination of buybacks and dividends.

(1)
    Refer to
Non-GAAP
Measures section starting on page 5.
(2)
    Refer to Glossary on page 56 for the description of the measure.
(3)
    The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements.

Enhanced Disclosure Task Force (EDTF) Recommendations
Below is the index of EDTF recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q3 2026		2025 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			16
	2	The Bank’s risk terminology, measures and key parameters.			76-83
	3	Top and emerging risks, and the changes during the reporting period.	38		85-87, 91-96
	4	Discussion on the regulatory developments and plans to meet new regulatory ratios.	52-54		60-63, 120-121
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			78-80
	6	Description of risk culture and procedures applied to support the culture.			80-83
	7	Description of key risks from the Bank’s business model.			84
	8	Stress testing use within the Bank’s risk governance and capital management.			80-82
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	52-53	4-5	60-63	208
	10	a) Regulatory capital components.	52-53, 81	21-23	64
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		18-19
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	52-53	94	65-66
	12	Discussion of targeted level of capital, and the plans on how to establish this.			60-63
	13	Analysis of risk-weighted assets (RWA) by risk type, business, and market risk RWAs.		6, 36-39, 43-60, 68-73, 77, 91, 97	68-73, 84, 127	178
	14	Analysis of the capital requirements for each Basel asset class.		16-17, 36-61, 66-73, 77, 84-87	68-73	178, 224-228
	15	Tabulate credit risk in the Banking Book.	39	16-17, 36-61,77, 84-87	68-73	225
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		62, 76, 96	68-73
	17	Discussion of Basel III back-testing requirement including credit risk model performance and validation.		101	69-71
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	45-47		103-108
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	45-47		105
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.			109-111
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	50-51		108-109
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	44-45		102
	23	Discussion of significant trading and non-trading market risk factors.	43-44		97-103
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, back-testing and validation.	43		97-103
	25	Other risk management techniques e.g. stress tests, tail risk and market liquidity horizon.			97-103
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		6, 36-39, 43-60, 68-73	91-96, 123-127	188-189, 225-228
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				158-160
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	40-41, 69	33-34	93, 122-125	189
	29	Analysis of counterparty credit risk that arises from derivative transactions.	53	102	88-90	176-179
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.			89-91, 94
Other risks	31	Quantified measures of the management of operational risk.			72, 112-113
	32	Discussion of publicly known risk items.			85-87	205-206

2	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended July 31, 2026. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2025 Annual Report. This MD&A is dated August 25, 2026.
Additional information relating to the Bank, including the Bank’s 2025 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2025 Annual Report and Annual Information Form are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Financial Highlights

5	Non-GAAP Measures

16	Overview of Performance

18	Group Financial Performance

22	Business Segment Review

35	Geographic Highlights

36	Quarterly Financial Highlights

37	Financial Position

38	Risk Management

52	Capital Management

53	Financial Instruments

54	Off-Balance Sheet Arrangements

54	Regulatory Developments

54	Accounting Policies and Controls

55	Share Data

56	Glossary
Forward-looking Statements
From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2025 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including policies and other changes related to, or affecting, economic or trade matters, including tariffs, countermeasures, tariff mitigation policies and tax-related
risks); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including open banking and the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate-related risk, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the local, national or global economies, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2025 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2026 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2026	3

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights
T1 Financial highlights

	As at and for the three months ended			As at and for the nine months ended
(Unaudited)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Operating results ($ millions)
Net interest income	5,866	5,521	5,493	16,969	15,936
Non-interest income	4,669	4,316	3,993	13,049	12,002
Total revenue	10,535	9,837	9,486	30,018	27,938
Provision for credit losses	1,079	1,217	1,041	3,472	3,601
Non-interest expenses	5,556	5,189	5,089	16,044	16,690
Income tax expense	947	799	829	2,618	2,095
Net income	2,953	2,632	2,527	7,884	5,552
Net income attributable to common shareholders	2,778	2,468	2,313	7,401	5,179
Operating performance
Basic earnings per share ($)	2.27	2.01	1.84	6.02	4.14
Diluted earnings per share ($)	2.27	2.00	1.84	6.00	4.02
Return on equity (%) (1)	14.1	13.1	12.2	12.7	9.3
Return on tangible common equity (%) (2)	17.2	16.0	15.0	15.5	11.4
Productivity ratio (%) (1)	52.7	52.8	53.7	53.4	59.7
Net interest margin (%) (2)	2.49	2.49	2.36	2.47	2.30
Financial position information ($ millions)
Cash and deposits with financial institutions	62,455	79,301	69,701
Trading assets	162,526	157,689	136,485
Loans	770,555	757,434	761,560
Total assets	1,548,267	1,521,521	1,414,686
Deposits	1,006,015	981,489	946,842
Common equity	79,212	77,222	75,258
Preferred shares and other equity instruments	9,939	9,939	8,544
Assets under administration (1)	931,829	892,418	825,070
Assets under management (1)	473,879	450,006	407,017
Capital and liquidity measures (3)
Common Equity Tier 1 (CET1) capital ratio (%)	13.1	13.3	13.3
Tier 1 capital ratio (%)	15.1	15.4	15.2
Total capital ratio (%)	16.9	17.0	16.9
Total loss absorbing capacity (TLAC) ratio (%)	28.6	28.6	29.0
Leverage ratio (%)	4.3	4.3	4.5
TLAC Leverage ratio (%)	8.2	8.0	8.6
Risk-weighted assets ($ millions)	492,866	474,440	463,484
Liquidity coverage ratio (LCR) (%)	126	124	126
Net stable funding ratio (NSFR) (%)	116	116	120
Credit quality
Net impaired loans ($ millions)	5,303	5,200	4,656
Allowance for credit losses ($ millions) (4)	7,551	7,344	7,386
Gross impaired loans as a % of loans and acceptances (1)	1.00	0.99	0.90
Net impaired loans as a % of loans and acceptances (1)	0.68	0.68	0.61
Provision for credit losses as a % of average net loans and acceptances (annualized) (1)(5)	0.56	0.66	0.55	0.61	0.63
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (1)(5)	0.52	0.61	0.51	0.57	0.54
Net write-offs as a % of average net loans and acceptances (annualized) (1)	0.48	0.52	0.50	0.50	0.50
Adjusted results (2)
Adjusted total revenue ($ millions)	10,543	9,845	9,494	30,465	27,964
Adjusted non-interest expenses ($ millions)	5,540	5,171	5,095	15,984	15,273
Adjusted net income ($ millions)	2,973	2,652	2,518	8,320	6,952
Adjusted diluted earnings per share ($)	2.28	2.02	1.88	6.35	5.16
Adjusted return on equity (%)	14.2	13.2	12.4	13.5	11.6
Adjusted return on tangible common equity (%)	17.2	16.0	15.1	16.3	14.1
Adjusted productivity ratio (%)	52.5	52.5	53.7	52.5	54.6
Common share information
Closing share price ($) (TSX)	122.97	105.68	77.09
Shares outstanding (millions)
Average – Basic	1,223	1,230	1,244	1,229	1,245
Average – Diluted	1,226	1,232	1,245	1,232	1,250
End of period	1,219	1,227	1,242
Dividends paid per share ($)	1.14	1.10	1.10	3.34	3.22
Dividend yield (%) (1)	4.0	4.4	6.0	4.1	6.0
Market capitalization ($ millions) (TSX)	149,877	129,647	95,781
Book value per common share ($) (1)	64.99	62.95	60.57
Market value to book value multiple (1)	1.9	1.7	1.3
Price to earnings multiple (trailing 4 quarters) (1)	15.9	14.5	14.4
Other information
Employees (full-time equivalent)	81,734	80,415	87,317
Branches and offices	1,984	1,988	2,135
(1)	Refer to Glossary on page 56 for the description of the measure.
(2)	Refer to Non-GAAP Measures section starting on page 5.
(3)
The regulatory ratios and measures are calculated in accordance with the Office of the Superintendent of Financial Institutions (OSFI) Guidelines on Capital Adequacy Requirements, Total Loss Absorbing Capacity, Leverage Requirements and Liquidity Adequacy Requirements (LAR).

(4)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities and deposits with financial institutions.
(5)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

4	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP
basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP, do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP
measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures and ratios are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest
expenses, income taxes and
non-controlling
interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank Third Quarter Report 2026	5

MANAGEMENT’S DISCUSSION & ANALYSIS

T2 Reconciliation of reported and adjusted results

	For the three months ended			For the nine months ended
($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Reported Results
Net interest income	$5,866	$5,521	$5,493	$16,969	$15,936
Non-interest income	4,669	4,316	3,993	13,049	12,002
Total revenue	10,535	9,837	9,486	30,018	27,938
Provision for credit losses	1,079	1,217	1,041	3,472	3,601
Non-interest expenses	5,556	5,189	5,089	16,044	16,690
Income before taxes	3,900	3,431	3,356	10,502	7,647
Income tax expense	947	799	829	2,618	2,095
Net income	$2,953	$2,632	$2,527	$7,884	$5,552
Net income attributable to non-controlling interests in subsidiaries (NCI)	45	37	80	94	(18)
Net income attributable to equity holders	2,908	2,595	2,447	7,790	5,570
Net income attributable to preferred shareholders and other equity instrument holders	130	127	134	389	391
Net income attributable to common shareholders	$2,778	$2,468	$2,313	$7,401	$5,179
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
(a) Divestitures and wind-down of operations	$–	$–	$–	$423	$9
(b) Amortization of acquisition-related intangible assets	8	8	8	24	17
Total non-interest income and total revenue adjusting items (Pre-tax)	8	8	8	447	26
Adjusting items impacting non-interest expenses (Pre-tax)
(a) Divestitures and wind-down of operations	–	–	(23)	11	1,365
(b) Amortization of acquisition-related intangible assets	16	18	17	49	52
Total non-interest expense adjusting items (Pre-tax)	16	18	(6)	60	1,417
Total impact of adjusting items on net income before taxes	24	26	2	507	1,443
Impact of adjusting items on income tax expense
(a) Divestitures and wind-down of operations	–	–	(6)	(57)	(28)
(b) Amortization of acquisition-related intangible assets	(4)	(6)	(5)	(14)	(15)
Total impact of adjusting items on income tax expense	(4)	(6)	(11)	(71)	(43)
Total impact of adjusting items on net income	$20	$20	$(9)	$436	$1,400
Impact of adjusting items on NCI	–	–	37	(10)	(138)
Total impact of adjusting items on net income attributable to equity holders	$20	$20	$28	$426	$1,262
Adjusted Results
Net interest income	$5,866	$5,521	$5,493	$16,969	$15,936
Non-interest income	4,677	4,324	4,001	13,496	12,028
Total revenue	10,543	9,845	9,494	30,465	27,964
Provision for credit losses	1,079	1,217	1,041	3,472	3,601
Non-interest expenses	5,540	5,171	5,095	15,984	15,273
Income before taxes	3,924	3,457	3,358	11,009	9,090
Income tax expense	951	805	840	2,689	2,138
Net income	$2,973	$2,652	$2,518	$8,320	$6,952
Net income attributable to NCI	45	37	43	104	120
Net income attributable to equity holders	2,928	2,615	2,475	8,216	6,832
Net income attributable to preferred shareholders and other equity instrument holders	130	127	134	389	391
Net income attributable to common shareholders	$2,798	$2,488	$2,341	$7,827	$6,441

6	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s quarterly financial results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.
a) Divestitures and wind-down of operations
In Q1 2026, the Bank recognized a loss of $434 million ($377 million after-tax)
upon the completion of the sale of its banking operations in Colombia, Costa Rica and Panama. The loss primarily represents the release of cumulative foreign currency translation losses, inclusive of hedges. In the prior fiscal year, the Bank recognized a total impairment loss of $1,422 million in non-interest
expense and a credit of $45 million in
non-interest
income (collectively $1,342 million
after-tax),
of which $1,362 million ($1,355 million
after-tax)
was recognized in Q1 2025, as the operations that were a part of this transaction were designated as held for sale. The changes subsequent to Q1 2025 represented changes in the carrying value of net assets being sold and fair value of shares received less costs to sell, as well as changes in foreign currency. For further details, please refer to Note 19 of the condensed interim consolidated financial statements.
In Q2 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana). The Bank recognized an additional loss of $9 million in non-interest
income – other upon closing.
b) Amortization of acquisition-related intangible assets
These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software. The costs are recorded in non-interest
expenses – depreciation and amortization for the Canadian Banking, International Banking and Global Wealth Management operating segments, and non-interest
income – net income from investments in associated corporations for the Other operating segment.
c) Restructuring charge and severance provisions
In Q4 2025, the Bank recorded a restructuring charge and severance provision as well as other related charges of $373 million ($270 million after-tax)
primarily related to workforce reductions. These amounts reflect actions taken by the Bank to simplify its organizational structure in Canadian Banking, restructure and right-size
Asia operations in Global Banking and Markets and regionalize activities across its international footprint, in line with the Bank’s enterprise strategy. For further details, please refer to Note 22 of the audited consolidated financial statements in the 2025 Annual Report. In Q4 2024, the Bank recorded severance provisions of $53 million ($38 million after-tax)
related to the Bank’s continued efforts to streamline its organizational structure and support execution of the Bank’s strategy.
d) Legal provision
In Q4 2025, the Bank recognized a legal provision of $74 million ($54 million after-tax)
related to several civil and other litigation matters.
e)
Impairment of non-financial assets
In Q4 2024, the Bank recorded impairment charges of $343 million ($309 million after-tax) related to its investment in associate, Bank of Xi’an Co. Ltd. in China, driven primarily by the continued weakening of the economic outlook in China and whose market value has remained below the Bank’s carrying value for a prolonged period. In Q4 2024, the Bank recorded an impairment of software intangible assets of $97 million ($70 million after-tax).

In addition to the above, the following adjustment also impacted the earnings per share calculation in Q3 2025
f) Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Note
In Q3 2025, the Bank redeemed all outstanding U.S. $1,250 million 4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (AT1 Note). The redemption resulted in a foreign currency loss of $22 million, which was recognized in retained earnings. The loss was deducted from net income attributable to common shareholders for the purposes of calculating basic and diluted earnings per share (EPS).

Scotiabank Third Quarter Report 2026	7

MANAGEMENT’S DISCUSSION & ANALYSIS

T2A Reconciliation of reported and adjusted diluted earnings per common share

	For the three months ended			For the nine months ended
($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Reported Results
Net income attributable to common shareholders	$2,778	$2,468	$2,313	$7,401	$5,179
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	–	–	(22)	–	(22)
Net income attributable to common shareholders used to calculate basic earnings per common share	$2,778	$2,468	$2,291	$7,401	$5,157
Dilutive impact of share-based payment options and others	–	–	–	(9)	(136)
Net income attributable to common shareholders (diluted)	$2,778	$2,468	$2,291	$7,392	$5,021
Weighted average number of diluted common shares outstanding (millions)	1,226	1,232	1,245	1,232	1,250
Diluted earnings per common share (in dollars)	$2.27	$2.00	$1.84	$6.00	$4.02
Adjusted Results
Net income attributable to common shareholders used to calculate basic earnings per common share	$2,778	$2,468	$2,291	$7,401	$5,157
Impact of adjusting items on net income attributable to common shareholders (1)	20	20	28	426	1,262
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	–	–	22	–	22
Adjusted net income attributable to common shareholders used to calculate adjusted basic earnings per common share	$2,798	$2,488	$2,341	$7,827	$6,441
Dilutive impact of share-based payment options and others	–	–	8	1	3
Adjusted net income attributable to common shareholders (diluted)	$2,798	$2,488	$2,349	$7,828	$6,444
Weighted average number of diluted common shares outstanding (millions)	1,226	1,232	1,249	1,232	1,250
Adjusted diluted earnings per common share (in dollars)	$2.28	$2.02	$1.88	$6.35	$5.16
Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.02	$0.04	$0.35	$1.14
(1)	Refer to Table T2 for details of adjusting items.
T2B Reconciliation of reported and adjusted results by business line

	For the three months ended July 31, 2026 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,071	$766	$518	$647	$(49)	$2,953
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	41	3	–	1	45
Reported net income attributable to equity holders	1,071	725	515	647	(50)	2,908
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	130	130
Reported net income attributable to common shareholders	$1,071	$725	$515	$647	$(180)	$2,778
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Amortization of acquisition-related intangible assets	–	–	–	–	8	8
Total non-interest income adjustments (Pre-tax)	–	–	–	–	8	8
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	–	7	9	–	–	16
Total non-interest expenses adjustments (Pre-tax)	–	7	9	–	–	16
Total impact of adjusting items on net income before taxes	–	7	9	–	8	24
Total impact of adjusting items on income tax expense	–	(2)	(2)	–	–	(4)
Total impact of adjusting items on net income	–	5	7	–	8	20
Impact of adjusting items on NCI	–	–	–	–	–	–
Total impact of adjusting items on net income attributable to equity holders	–	5	7	–	8	20
Adjusted net income (loss)	$1,071	$771	$525	$647	$(41)	$2,973
Adjusted net income attributable to equity holders	$1,071	$730	$522	$647	$(42)	$2,928
Adjusted net income attributable to common shareholders	$1,071	$730	$522	$647	$(172)	$2,798
(1)	Refer to Business Segment Review on page 22.

8	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended April 30, 2026 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$935	$736	$476	$457	$28	$2,632
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	35	2	–	–	37
Reported net income attributable to equity holders	935	701	474	457	28	2,595
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	127	127
Reported net income attributable to common shareholders	$935	$701	$474	$457	$(99)	$2,468
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Amortization of acquisition-related intangible assets	–	–	–	–	8	8
Total non-interest income adjustments (Pre-tax)	–	–	–	–	8	8
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	–	9	9	–	–	18
Total non-interest expenses adjustments (Pre-tax)	–	9	9	–	–	18
Total impact of adjusting items on net income before taxes	–	9	9	–	8	26
Total impact of adjusting items on income tax expense	–	(2)	(3)	–	(1)	(6)
Total impact of adjusting items on net income	–	7	6	–	7	20
Impact of adjusting items on NCI	–	–	–	–	–	–
Total impact of adjusting items on net income attributable to equity holders	–	7	6	–	7	20
Adjusted net income (loss)	$935	$743	$482	$457	$35	$2,652
Adjusted net income attributable to equity holders	$935	$708	$480	$457	$35	$2,615
Adjusted net income attributable to common shareholders	$935	$708	$480	$457	$(92)	$2,488
(1) Refer to Business Segment Review on page 22.

	For the three months ended July 31, 2025 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$958	$711	$420	$473	$(35)	$2,527
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	41	3	–	36	80
Reported net income attributable to equity holders	958	670	417	473	(71)	2,447
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	134	134
Reported net income attributable to common shareholders	$958	$670	$417	$473	$(205)	$2,313
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Amortization of acquisition-related intangible assets	–	–	–	–	8	8
Total non-interest income adjustments (Pre-tax)	–	–	–	–	8	8
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	(23)	(23)
Amortization of acquisition-related intangible assets	1	7	9	–	–	17
Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	(23)	(6)
Total impact of adjusting items on net income before taxes	1	7	9	–	(15)	2
Impact of adjusting items on income tax expense	–	(2)	(2)	–	(7)	(11)
Total impact of adjusting items on net income	1	5	7	–	(22)	(9)
Impact of adjusting items on NCI	–	–	–	–	37	37
Total impact of adjusting items on net income attributable to equity holders	1	5	7	–	15	28
Adjusted net income (loss)	$959	$716	$427	$473	$(57)	$2,518
Adjusted net income attributable to equity holders	$959	$675	$424	$473	$(56)	$2,475
Adjusted net income attributable to common shareholders	$959	$675	$424	$473	$(190)	$2,341
(1)	Refer to Business Segment Review on page 22.

Scotiabank Third Quarter Report 2026	9

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the nine months ended July 31, 2026 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$2,966	$2,239	$1,478	$1,648	$(447)	$7,884
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	96	8	(1)	(9)	94
Reported net income attributable to equity holders	2,966	2,143	1,470	1,649	(438)	7,790
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	389	389
Reported net income attributable to common shareholders	$2,966	$2,143	$1,470	$1,649	$(827)	$7,401
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	423	423
Amortization of acquisition-related intangible assets	–	–	–	–	24	24
Total non-interest income adjustments (Pre-tax)	–	–	–	–	447	447
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	11	11
Amortization of acquisition-related intangible assets	–	22	27	–	–	49
Total non-interest expenses adjustments (Pre-tax)	–	22	27	–	11	60
Total impact of adjusting items on net income before taxes	–	22	27	–	458	507
Impact of adjusting items on income tax expense	–	(6)	(7)	–	(58)	(71)
Total impact of adjusting items on net income	–	16	20	–	400	436
Impact of adjusting items on NCI	–	–	–	–	(10)	(10)
Total impact of adjusting items on net income attributable to equity holders	–	16	20	–	390	426
Adjusted net income (loss)	$2,966	$2,255	$1,498	$1,648	$(47)	$8,320
Adjusted net income attributable to equity holders	$2,966	$2,159	$1,490	$1,649	$(48)	$8,216
Adjusted net income attributable to common shareholders	$2,966	$2,159	$1,490	$1,649	$(437)	$7,827
(1)	Refer to Business Segment Review on page 22.

	For the nine months ended July 31, 2025 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$2,484	$2,111	$1,230	$1,402	$(1,675)	$5,552
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	114	7	(1)	(138)	(18)
Reported net income attributable to equity holders	2,484	1,997	1,223	1,403	(1,537)	5,570
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	391	391
Reported net income attributable to common shareholders	$2,484	$1,997	$1,223	$1,403	$(1,928)	$5,179
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	17	17
Total non-interest income adjustments (Pre-tax)	–	–	–	–	26	26
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	1,365	1,365
Amortization of acquisition-related intangible assets	3	22	27	–	–	52
Total non-interest expenses adjustments (Pre-tax)	3	22	27	–	1,365	1,417
Total impact of adjusting items on net income before taxes	3	22	27	–	1,391	1,443
Impact of adjusting items on income tax expense	(1)	(6)	(7)	–	(29)	(43)
Total impact of adjusting items on net income	2	16	20	–	1,362	1,400
Impact of adjusting items on NCI	–	–	–	–	(138)	(138)
Total impact of adjusting items on net income attributable to equity holders	2	16	20	–	1,224	1,262
Adjusted net income (loss)	$2,486	$2,127	$1,250	$1,402	$(313)	$6,952
Adjusted net income attributable to equity holders	$2,486	$2,013	$1,243	$1,403	$(313)	$6,832
Adjusted net income attributable to common shareholders	$2,486	$2,013	$1,243	$1,403	$(704)	$6,441
(1)	Refer to Business Segment Review on page 22.

10	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Constant Dollar
International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP
measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 17.
T3 Reconciliation of International Banking’s reported results and constant dollar results

	For the three months ended						For the nine months ended
($ millions)	April 30, 2026			July 31, 2025			July 31, 2025
	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,094	$(32)	$2,126	$2,245	$(168)	$2,413	$6,593	$(356)	$6,949
Non-interest income	765	(15)	780	758	(76)	834	2,399	(147)	2,546
Total revenue	2,859	(47)	2,906	3,003	(244)	3,247	8,992	(503)	9,495
Provision for credit losses	599	(8)	607	562	(49)	611	1,714	(124)	1,838
Non-interest expenses	1,370	(18)	1,388	1,511	(110)	1,621	4,587	(249)	4,836
Income before taxes	890	(21)	911	930	(85)	1,015	2,691	(130)	2,821
Income tax expense	154	(4)	158	219	(20)	239	580	(27)	607
Net income	$736	$(17)	$753	$711	$(65)	$776	$2,111	$(103)	$2,214
Net income attributable to non-controlling interests in subsidiaries (NCI)	$35	$–	$35	$41	$(2)	$43	$114	$1	$113
Net income attributable to equity holders of the Bank	$701	$(17)	$718	$670	$(63)	$733	$1,997	$(104)	$2,101
Other measures
Average assets ($ billions)	$211	$(3)	$214	$223	$(14)	$237	$227	$(10)	$237
Average liabilities ($ billions)	$170	$(2)	$172	$173	$(11)	$184	$175	$(9)	$184
Earning and
non-earning
assets, core earning assets, core net interest income and net interest margin
Net interest margin
Net interest margin is a
non-GAAP
ratio that is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets. Management uses net interest margin to measure profitability and how efficiently the Bank earns income from its core earning assets relative to the cost of funding those assets.
Components of net interest margin are defined below:
Earning assets
Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP
measure.
Non-earning
assets
Non-earning
assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and intangible assets, deferred tax assets and other assets. This is a non-GAAP
measure.
Core earning assets
Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans, net of allowances. This is a non-GAAP
measure. The Bank believes that this measure is useful for readers as it presents the main interest-generating assets and eliminates the impact of trading businesses.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP
measure.

Scotiabank Third Quarter Report 2026	11

MANAGEMENT’S DISCUSSION & ANALYSIS

T4 Calculation of net interest margin
Consolidated Bank

	For the three months ended			For the nine months ended
($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Average total assets – Reported (1)	$1,584,546	$1,517,380	$1,445,858	$1,533,112	$1,458,099
Less: Non-earning assets	127,662	123,695	114,263	123,548	115,861
Average total earning assets (1)	$1,456,884	$1,393,685	$1,331,595	$1,409,564	$1,342,238
Less:
Trading assets	178,777	172,563	148,567	175,480	152,046
Securities purchased under resale agreements and securities borrowed	281,382	243,408	200,737	250,030	202,604
Other deductions	42,641	38,453	36,154	39,573	34,883
Average core earning assets (1)	$954,084	$939,261	$946,137	$944,481	$952,705
Net interest income – Reported	$5,866	$5,521	$5,493	$16,969	$15,936
Less: Non-core net interest income	(122)	(173)	(143)	(510)	(478)
Core net interest income	$5,988	$5,694	$5,636	$17,479	$16,414
Net interest margin	2.49%	2.49%	2.36%	2.47%	2.30%
(1)	Average balances represent the average of daily balances for the period.
Canadian Banking

	For the three months ended			For the nine months ended
($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Average total assets – Reported (1)	$477,179	$475,068	$463,108	$474,653	$461,483
Less: Non-earning assets	4,371	4,256	4,681	4,340	4,681
Average total earning assets (1)	$472,808	$470,812	$458,427	$470,313	$456,802
Less:
Other deductions	186	181	181	183	183
Average core earning assets (1)	$472,622	$470,631	$458,246	$470,130	$456,619
Net interest income – Reported	$2,837	$2,703	$2,641	$8,274	$7,812
Less: Non-core net interest income	–	–	–	–	–
Core net interest income	$2,837	$2,703	$2,641	$8,274	$7,812
Net interest margin	2.38%	2.36%	2.29%	2.35%	2.29%
(1)	Average balances represent the average of daily balances for the period.
International Banking

	For the three months ended			For the nine months ended
($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Average total assets – Reported (1)	$215,340	$210,553	$223,347	$215,060	$227,092
Less: Non-earning assets	14,688	13,746	13,442	14,030	14,082
Average total earning assets (1)	$200,652	$196,807	$209,905	$201,030	$213,010
Less:
Trading assets	7,606	7,200	6,147	7,435	6,330
Securities purchased under resale agreements and securities borrowed	2,773	2,125	3,699	2,509	4,044
Other deductions	7,928	7,750	7,346	7,684	7,120
Average core earning assets (1)	$182,345	$179,732	$192,713	$183,402	$195,516
Net interest income – Reported	$2,192	$2,094	$2,245	$6,432	$6,593
Less: Non-core net interest income	38	7	38	38	43
Core net interest income	$2,154	$2,087	$2,207	$6,394	$6,550
Net interest margin	4.69%	4.76%	4.54%	4.66%	4.48%
(1)	Average balances represent the average of daily balances for the period.

12	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets

	For the three months ended			For the nine months ended
($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Average total assets – Reported (1)	$617,357	$568,285	$493,156	$577,313	$501,902
Less: Non-earning assets	51,107	52,970	45,729	50,932	46,802
Average total earning assets (1)	$566,250	$515,315	$447,427	$526,381	$455,100
Less:
Trading assets	168,414	161,255	135,693	164,443	137,371
Securities purchased under resale agreements and securities borrowed	278,609	241,283	197,038	247,521	198,561
Other deductions	28,971	25,071	23,465	26,046	23,089
Average core earning assets (1)	$90,256	$87,706	$91,231	$88,371	$96,079
Net interest income – Reported	$470	$389	$350	$1,257	$1,037
Less: Non-core net interest income	(7)	(44)	(58)	(123)	(201)
Core net interest income	$477	$433	$408	$1,380	$1,238
Net interest margin	2.09%	2.03%	1.77%	2.09%	1.72%
(1)	Average balances represent the average of daily balances for the period.
Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Adjusted return on equity is a
non-GAAP
ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Attributed capital and operating segment return on equity
The amount of common equity allocated to each operating segment is referred to as attributed capital. The attribution of capital within each operating segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each operating segment. The Bank attributes capital to its business lines to approximate 11.5% of the OSFI Q1 2026 common equity capital requirements.
Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed. Management uses operating segment return on equity to evaluate the performance of its operating segments.
Adjusted return on equity for the operating segments is calculated as a ratio of adjusted net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP
ratio.
T5 Return on equity by operating segment

	For the three months ended July 31, 2026
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,071	$725	$515	$647	$(180)		$2,778
Total average common equity (1)	21,937	18,344	10,993	16,138	10,805		78,217
Return on equity	19.4%	15.7%	18.6%	15.9%	nm	(2)	14.1%
Adjusted (3)
Net income attributable to common shareholders	$1,071	$730	$522	$647	$(172)		$2,798
Return on equity	19.4%	15.8%	18.8%	15.9%	nm	(2)	14.2%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Table on page 6.

Scotiabank Third Quarter Report 2026	13

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended April 30, 2026							For the three months ended July 31, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$935	$701	$474	$457	$(99)		$2,468	$958	$670	$417	$473	$(205)		$2,313
Total average common equity (1)	21,515	17,987	10,840	15,179	11,915		77,436	20,624	17,856	10,552	14,879	11,061		74,972
Return on equity	17.8%	16.0%	17.9%	12.4%	nm	(2)	13.1%	18.4%	14.9%	15.7%	12.6%	nm	(2)	12.2%
Adjusted (3)
Net income attributable to common shareholders	$935	$708	$480	$457	$(92)		$2,488	$959	$675	$424	$473	$(190)		$2,341
Return on equity	17.8%	16.1%	18.2%	12.4%	nm	(2)	13.2%	18.5%	15.0%	15.9%	12.6%	nm	(2)	12.4%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Table on page 6.

	For the nine months ended July 31, 2026							For the nine months ended July 31, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$2,966	$2,143	$1,470	$1,649	$(827)		$7,401	$2,484	$1,997	$1,223	$1,403	$(1,928)		$5,179
Total average common equity (1)	21,514	18,057	10,881	15,483	11,817		77,752	21,053	18,044	10,356	15,071	10,000		74,524
Return on equity	18.4%	15.9%	18.1%	14.2%	nm	(2)	12.7%	15.8%	14.8%	15.8%	12.4%	nm	(2)	9.3%
Adjusted (3)
Net income attributable to common shareholders	$2,966	$2,159	$1,490	$1,649	$(437)		$7,827	$2,486	$2,013	$1,243	$1,403	$(704)		$6,441
Return on equity	18.4%	16.0%	18.3%	14.2%	nm	(2)	13.5%	15.8%	14.9%	16.1%	12.4%	nm	(2)	11.6%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Table on page 6.
Return on tangible common equity
Return on tangible common equity (ROTCE) is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP
ratio. Management uses ROTCE to assess the Bank’s performance and ability to use its tangible common equity to generate returns.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP
ratio.

14	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

T6 Return on tangible common equity

	For the three months ended			For the nine months ended
($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Reported
Average common equity – reported (1)	$78,217	$77,436	$74,972	$77,752	$74,524
Average goodwill (1)(2)	(10,010)	(9,959)	(9,827)	(9,996)	(9,683)
Average acquisition-related intangibles (net of deferred tax) (1)	(3,519)	(3,532)	(3,571)	(3,532)	(3,583)
Average tangible common equity (1)	$64,688	$63,945	$61,574	$64,224	$61,258
Net income attributable to common shareholders – reported	$2,778	$2,468	$2,313	$7,401	$5,179
Amortization of acquisition-related intangible assets (after-tax) (3)	20	20	20	59	54
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$2,798	$2,488	$2,333	$7,460	$5,233
Return on tangible common equity – reported	17.2%	16.0%	15.0%	15.5%	11.4%
Adjusted (3)
Adjusted net income attributable to common shareholders	$2,798	$2,488	$2,341	$7,827	$6,441
Return on tangible common equity – adjusted	17.2%	16.0%	15.1%	16.3%	14.1%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Includes imputed goodwill from investments in associates.
(3)	Refer to Table on page 6.
Adjusted productivity ratio
Adjusted productivity ratio represents adjusted
non-interest
expenses as a percentage of adjusted total revenue. This is a non-GAAP
ratio.
Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.
Adjusted operating leverage
This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest
expenses. This is a
non-GAAP
ratio.
Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.
Adjusted effective tax rate
The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP
ratio.

Scotiabank Third Quarter Report 2026	15

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $2,953 million, compared to $2,527 million in the same period last year and $2,632 million in the prior quarter. Diluted earnings per share were $2.27 compared to $1.84 in the same period last year and $2.00 in the prior quarter. Return on equity was 14.1%, compared to 12.2% in the same period last year and 13.1% in the prior quarter.
Adjusted net income was $2,973 million compared to $2,518 million in the same period last year, an increase of $455 million or 18%. The increase was due mainly to higher revenues, partly offset by higher non-interest
expenses.
Compared to last quarter, adjusted net income increased 12% from $2,652 million. The increase was due mainly to higher revenues and lower provision for credit losses, partly offset by higher non-interest
expenses and income taxes. The increase was also due to the impact of three more days in the quarter.
Adjusted diluted earnings per share were $2.28 compared to $1.88 last year and $2.02 last quarter. Adjusted return on equity was 14.2% compared to 12.4% a year ago and 13.2% last quarter.
Refer to
Non-GAAP
Measures starting on page 5 for details of adjustments.
Significant developments
Scotia Group Jamaica Limited minority interest acquisition
On June 12, 2026, the Bank announced a proposal to acquire all outstanding shares of Scotia Group Jamaica Limited (“SGJL”) held by non-controlling interest shareholders for total cash consideration of approximately $500 million. Upon completion, SGJL will become a wholly-owned subsidiary of the Bank. The transaction is subject to minority interest shareholder approval, court approval and other customary closing conditions.
As the Bank already controls and consolidates SGJL, the acquisition of the remaining shares held by non-controlling interest shareholders will be accounted for as an equity transaction. Accordingly, the transaction is not expected to result in a gain or loss in the consolidated statement of income, a change in the carrying value of the subsidiary’s assets and liabilities, or the Bank’s associated goodwill. For further details, refer to Note 19 of the condensed interim consolidated financial statements.
Sale of banking operations in Colombia, Costa Rica and Panama
In Q1 2026, the Bank completed the sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. in exchange for a 20.3% ownership stake in the combined Davivienda Group S.A.
Upon closing, the Bank recognized an additional loss of $434 million ($377 million after-tax)
recorded in the Other segment for this transaction. This loss primarily represents the release of cumulative foreign currency translation losses inclusive of hedges. As of October 31, 2025, the Bank recognized an impairment loss of $1,422 million in non-interest
expense and a credit of $45 million in
non-interest
income (collectively $1,342 million
after-tax).
For further details, refer to Note 19 of the condensed interim consolidated financial statements.
Economic summary and outlook
Trade and geopolitical tensions continue to weigh on the global economic outlook, with growth expected to soften through 2027. National economies are responding differently depending on their trade exposure to the U.S. and reliance on global commodity markets. Developments in the Middle East are affecting our outlook through commodity markets and global supply chains. While we expect the situation to improve by year-end,
meaningful risks of a more prolonged conflict remain. Recent tariff announcements by the U.S. administration are expected to have a modest impact on effective tariff rates and global economic growth. Announced elevated tariff rates on selected Canadian industries became effective in recent days but, if maintained, their negative impact on Canada’s real GDP will likely be largely offset by recent additional evidence of strong domestic conditions and increased fiscal support.
U.S. real GDP growth is forecast to gradually slow from 2.1% in 2025 to 2.0% in 2026 and 1.9% in 2027. Household expenditures are expected to cool as labour market conditions soften, elevated inflation restrains real income growth, and excess savings are drawn down. Robust business investment, supported by strong
AI-related
spending and healthy corporate balance sheets, should help cushion this growth slowdown. Consumer price inflation is expected to remain significantly above target until mid-2027,
held up by tariffs, commodity prices and transportation costs. This inflation profile limits the Federal Reserve’s capacity to support weakening employment, with the first rate cut to 3.50% now expected in the first quarter of 2027, followed by a reduction to 3.25% where it is expected to stabilize.
Canada continues to face tariff-related headwinds, with autos, steel, aluminum and forestry particularly affected, but the economy has shown recent signs of strength. Compared with other trading partners, Canada remains relatively insulated by continued CUSMA exemptions, while exports are expected to support growth through 2027. The sustained, albeit volatile, rise in commodity prices from continued tensions in the Middle East supports Canada’s terms of trade but is offset by higher uncertainty and inflation pressures, leaving the net impact broadly neutral. Real GDP growth is expected to slow from 1.9% in 2025 to 0.9% in 2026, largely reflecting a temporary decline in Q1 2026 that reverses in subsequent quarters. The rebound in recent data, together with the lagged impact of past interest rate cuts and planned increases in defence and public investment, is expected to lift GDP growth to 2.2% in 2027. The Bank of Canada is expected to raise its policy rate to 2.75% by the end of the calendar year, and to 3% in early 2027 to keep inflation at target. This outlook remains sensitive to the outcome of the CUSMA negotiations and geopolitical developments.
Latin America’s outlook remains uneven as diverging domestic fundamentals interact with geopolitical tensions, further complicating the policy backdrop. Mexico’s economy contracted in Q1 2026 and, despite a rebound in the following quarter, growth is expected to remain subdued through 2027 amid fiscal consolidation, weak private investment, softer labour market conditions, and slowing consumption, with limited scope for Banxico to ease policy. Peru remains better positioned, despite a temporary energy supply disruption and El
Niño-related
effects on fishing and agriculture. Growth is expected to remain solid in 2026 and 2027, supported by resilient domestic demand and improving investment prospects as the new administration emphasizes stability. Chile, by contrast, is facing a deepening loss of momentum, with growth expected to slow significantly in 2026 as weak labour market conditions and high inflation weigh on real incomes, consumption and broader domestic demand. Activity is expected to recover in 2027 as employment conditions improve and inflationary pressures ease.

16	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “Constant dollar” table in
Non-GAAP
Measures on page 11.
T7 Impact of foreign currency translation

	Average exchange rate			% Change
For the three months ended	July 31 2026	April 30 2026	July 31 2025	July 31, 2026 vs. April 30, 2026	July 31, 2026 vs. July 31, 2025
U.S. dollar/Canadian dollar	0.716	0.729	0.728	(1.8)%	(1.6)%
Mexican Peso/Canadian dollar	12.456	12.769	13.862	(2.5)%	(10.1)%
Peruvian Sol/Canadian dollar	2.447	2.494	2.624	(1.9)%	(6.7)%
Colombian Peso/Canadian dollar	2,498.626	2,676.373	2,997.961	(6.6)%	(16.7)%
Chilean Peso/Canadian dollar	653.561	650.724	687.720	0.4%	(5.0)%

			Average exchange rate		% Change
For the nine months ended			July 31 2026	July 31 2025	July 31, 2026 vs. July 31, 2025
U.S. dollar/Canadian dollar			0.722	0.712	1.4%
Mexican Peso/Canadian dollar			12.744	14.148	(9.9)%
Peruvian Sol/Canadian dollar			2.456	2.620	(6.3)%
Colombian Peso/Canadian dollar			2,627.430	3,004.717	(12.6)%
Chilean Peso/Canadian dollar			653.663	683.714	(4.4)%

			For the three months ended		For the nine months ended

Impact on net income (1) ($ millions except EPS)			July 31, 2026 vs. July 31, 2025	July 31, 2026 vs. April 30, 2026	July 31, 2026 vs. July 31, 2025
Net interest income			$144	$40	$319
Non-interest income (2)			79	(8)	270
Total revenue			223	32	589
Non-interest expenses			(100)	(36)	(126)
Other items (net of tax) (2)			(52)	(4)	(174)
Net income			$71	$(8)	$289
Earnings per share (diluted)			$0.06	$(0.01)	$0.23
Impact by business line ($ millions)
Canadian Banking			$–	$1	$(4)
International Banking (2)			76	6	175
Global Wealth Management			6	–	14
Global Banking and Markets			7	7	(12)
Other (2)			(18)	(22)	116
Net income			$71	$(8)	$289
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Scotiabank Third Quarter Report 2026	17

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
T8 Group Financial Performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Reported Results
Net interest income	$5,866	$5,521	$5,493	$16,969	$15,936
Non-interest income	4,669	4,316	3,993	13,049	12,002
Total revenue	10,535	9,837	9,486	30,018	27,938
Provision for credit losses	1,079	1,217	1,041	3,472	3,601
Non-interest expenses	5,556	5,189	5,089	16,044	16,690
Income before taxes	3,900	3,431	3,356	10,502	7,647
Income tax expense	947	799	829	2,618	2,095
Net income	$2,953	$2,632	$2,527	$7,884	$5,552
Net income attributable to non-controlling interests in subsidiaries	$45	$37	$80	$94	$(18)
Net income attributable to equity holders of the Bank	$2,908	$2,595	$2,447	$7,790	$5,570
Other financial data and measures
Return on equity (1)	14.1%	13.1%	12.2%	12.7%	9.3%
Net interest margin (2)	2.49%	2.49%	2.36%	2.47%	2.30%
Effective tax rate (1)	24.3%	23.3%	24.7%	24.9%	27.4%
Provision for credit losses – performing (Stage 1 and 2)	$61	$88	$66	$222	$510
Provision for credit losses – impaired (Stage 3)	$1,018	$1,129	$975	$3,250	$3,091
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (1)	0.56%	0.66%	0.55%	0.61%	0.63%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (1)	0.52%	0.61%	0.51%	0.57%	0.54%
Net write-offs as a percentage of average net loans and acceptances (annualized) (1)	0.48%	0.52%	0.50%	0.50%	0.50%
(1)	Refer to Glossary on page 56 for the description of the measure.
(2)	Refer to Non-GAAP Measures starting on page 5.
T8A Adjusted Group Financial Performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Adjusted Results (1)
Net interest income	$5,866	$5,521	$5,493	$16,969	$15,936
Non-interest income	4,677	4,324	4,001	13,496	12,028
Total revenue	10,543	9,845	9,494	30,465	27,964
Provision for credit losses	1,079	1,217	1,041	3,472	3,601
Non-interest expenses	5,540	5,171	5,095	15,984	15,273
Income before taxes	3,924	3,457	3,358	11,009	9,090
Income tax expense	951	805	840	2,689	2,138
Net income	$2,973	$2,652	$2,518	$8,320	$6,952
Net income attributable to non-controlling interests in subsidiaries	$45	$37	$43	$104	$120
Net income attributable to equity holders of the Bank	$2,928	$2,615	$2,475	$8,216	$6,832
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.

18	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

T8B Impact of Divested Operations
On December 1, 2025, the Bank completed the previously announced sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. In addition, on February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (Peru), which was announced in fiscal 2024. The table below reflects the earnings impact of these operations in the current and prior fiscal periods. For further details on divestitures, refer to Note 19 of the condensed interim consolidated financial statements.

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Net interest income	$–	$–	$252	$85	$802
Non-interest income	–	–	150	45	426
Total revenue	–	–	402	130	1,228
Provision for credit losses	–	–	104	39	365
Non-interest expenses	–	–	240	88	760
Income before taxes	–	–	58	3	103
Income tax expense	–	–	24	2	39
Net Income	$–	$–	$34	$1	$64
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$7	$1	$3
Net income attributable to equity holders of the Bank	$–	$–	$27	$–	$61

	For the three months ended		For the nine months ended
(Unaudited) ($ millions)	July 31, 2026 vs. April 30, 2026	July 31, 2026 vs. July 31, 2025	July 31, 2026 vs. July 31, 2025
Net interest income	$–	$(252)	$(717)
Non-interest income	–	(150)	(381)
Total revenue	–	(402)	(1,098)
Provision for credit losses	–	104	326
Non-interest expenses	–	240	672
Income before taxes	–	(58)	(100)
Income tax expense	–	24	37
Net income	$–	$(34)	$(63)
Net income attributable to non-controlling interests in subsidiaries	$–	$7	$2
Net income attributable to equity holders of the Bank	$–	$(27)	$(61)
Impact on diluted EPS (in dollars)	$–	$(0.02)	$(0.05)
Net income
Q3 2026 vs Q3 2025
Net income was $2,953 million compared to $2,527 million, an increase of $426 million or 17%. Adjusted net income was $2,973 million compared to $2,518 million, an increase of $455 million or 18%. The increase was driven primarily by higher revenues, partly offset by higher non-interest
expenses.
Q3 2026 vs Q2 2026
Net income was $2,953 million compared to $2,632 million, an increase of $321 million or 12%. Adjusted net income was $2,973 million compared to $2,652 million, an increase of $321 million or 12%. The increase was driven primarily by higher revenues and lower provision for credit losses, partly offset by higher non-interest
expenses and income taxes. The increase was also due to the impact of three more days in the quarter.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Net income was $7,884 million compared to $5,552 million, an increase of $2,332 million or 42%. Included in current year non-interest
income is a loss of $423 million recognized upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Included in prior year non-interest
expenses is an impairment loss of $1,365 million related to the announced sale of these operations. The increase was driven primarily by higher revenues, lower non-interest expenses and lower provision for credit losses.
Adjusted net income was $8,320 million compared to $6,952 million, an increase of $1,368 million or 20%. The increase was driven primarily by higher revenues and lower provision for credit losses, partly offset by higher non-interest
expenses and income taxes.
Total revenue
Q3 2026 vs Q3 2025
Revenues were $10,535 million compared to $9,486 million, an increase of $1,049 million or 11%.
Net interest income was $5,866 million compared to $5,493 million, an increase of $373 million or 7%. The impact of divested operations was a decrease of $252 million or 5%. The remaining increase of 12% was driven primarily by higher net interest margin, the positive impact of foreign currency translation and loan growth. The net interest margin was 2.49%, an increase of 13 basis points. The impact of divested operations was a decrease of five basis points. The remaining increase of 18 basis points was due primarily to higher margins across all business segments.

Scotiabank Third Quarter Report 2026	19

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest
income was $4,669 million compared to $3,993 million, an increase of $676 million or 17%. Adjusted non-interest
income was $4,677 million compared to $4,001 million, an increase of $676 million or 17%. The impact of divested operations was a decrease of $150 million or 4%. The remaining increase of 21% was driven primarily by higher wealth management revenues, underwriting and advisory fees, banking revenues, other fees and commissions, as well as higher income from associated corporations.
Q3 2026 vs Q2 2026
Revenues were $10,535 million compared to $9,837 million, an increase of $698 million or 7%.
Net interest income was $5,866 million compared to $5,521 million, an increase of $345 million or 6%. The increase was due primarily to loan growth, higher net interest from capital markets activities and the impact of three more days in the quarter. The net interest margin was unchanged at 2.49%. The impact of the higher margins in Canadian Banking and Global Banking and Markets was offset by lower margins in International Banking.
Non-interest
income was $4,669 million compared to $4,316 million, an increase of $353 million or 8%. Adjusted non-interest
income was $4,677 million compared to $4,324 million, an increase of $353 million or 8%. The increase was driven primarily by higher underwriting and advisory fees, wealth management revenues, banking revenues and the impact of three more days in the quarter, partly offset by lower investment gains.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Revenues were $30,018 million compared to $27,938 million, an increase of $2,080 million or 7%.
Net interest income was $16,969 million compared to $15,936 million, an increase of $1,033 million or 6%. The impact of divested operations was a decrease of $717 million or 6%. The remaining increase of 12% was due primarily to higher net interest margin and the positive impact of foreign currency translation. The net interest margin was 2.47%, an increase of 17 basis points. The impact of divested operations was a decrease of six basis points. The remaining increase of 23 basis points was due primarily to higher margins across all business segments and lower funding costs.
Non-interest
income was $13,049 million compared to $12,002 million, an increase of $1,047 million or 9%. Adjusted non-interest
income was $13,496 million compared to $12,028 million, an increase of $1,468 million or 12%. The impact of divested operations was a decrease of $381 million or 4%. The remaining increase of 16% was driven primarily by higher wealth management revenues, banking revenues, underwriting and advisory fees, income from associated corporations, other fees and commissions, investment gains and trading revenues.
Provision for credit losses
Q3 2026 vs Q3 2025
The provision for credit losses was $1,079 million compared to $1,041 million, an increase of $38 million. The provision for credit losses ratio increased by one basis point to 56 basis points.
The provision for credit losses on performing loans was $61 million compared to $66 million, a decrease of $5 million. The provision this quarter was due primarily to the impact of the unfavourable macroeconomic outlook impacting the corporate and commercial portfolio, and portfolio growth in the Canadian and International Banking portfolios.
The provision for credit losses on impaired loans was $1,018 million compared to $975 million, an increase of $43 million. The provision for credit losses ratio on impaired loans was 52 basis points, an increase of one basis point. The increase was due primarily to higher provisions in corporate and Canadian retail portfolios.
Q3 2026 vs Q2 2026
The provision for credit losses was $1,079 million compared to $1,217 million, a decrease of $138 million. The provision for credit losses ratio decreased by 10 basis points to 56 basis points.
The provision for credit losses on performing loans was $61 million compared to $88 million, a decrease of $27 million. The provision this quarter was due primarily to the impact of the unfavourable macroeconomic outlook impacting the corporate and commercial portfolio, as well as portfolio growth in the Canadian Banking and International Banking portfolios.
The provision for credit losses on impaired loans was $1,018 million compared to $1,129 million, a decrease of $111 million. The provision for credit losses ratio on impaired loans was 52 basis points, a decrease of nine basis points. The decrease was due primarily to lower provisions in the Canadian retail and International corporate portfolios.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
The provision for credit losses was $3,472 million compared to $3,601 million, a decrease of $129 million. The provision for credit losses ratio decreased by two basis points to 61 basis points.
Provision for credit losses on performing loans was $222 million compared to $510 million, a decrease of $288 million. The provision this period was driven by credit migration in the Canadian and International portfolios, as well as retail portfolio growth. This was partly offset by a more favourable macroeconomic outlook impacting the International commercial portfolio. The prior period reflected the impact of the uncertainty related to U.S. tariffs, mainly impacting Canadian Banking.
The provision for credit losses on impaired loans was $3,250 million compared to $3,091 million, an increase of $159 million. The provision for credit losses ratio on impaired loans was 57 basis points, an increase of three basis points. The increase in provision this year was due to higher formations in the Canadian Banking and corporate portfolios.
Non-interest
expenses
Q3 2026 vs Q3 2025
Non-interest
expenses were $5,556 million compared to $5,089 million, an increase of $467 million or 9%. Adjusted non-interest
expenses were $5,540 million compared to $5,095 million, an increase of $445 million or 9%. The impact of divested operations was a decrease of $240 million or 5%. The remaining increase was 14%, of which 5% was driven by higher performance and share-based compensation primarily related to higher business volume and profitability. Higher technology costs, personnel costs, and the negative impact of foreign currency translation also contributed to the increase.

20	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

The productivity ratio was 52.7% compared to 53.7%. The adjusted productivity ratio was 52.5% compared to 53.7%.
Q3 2026 vs Q2 2026
Non-interest
expenses were $5,556 million compared to $5,189 million, an increase of $367 million or 7%. Adjusted non-interest
expenses were $5,540 million compared to $5,171 million, an increase of $369 million or 7%. Higher performance and share-based compensation primarily related to higher business volume and profitability contributed 3%. The remaining increase was due mainly to higher technology costs, advertising and business development, and the impact of three more days in the quarter.
The productivity ratio was 52.7% compared to 52.8%. The adjusted productivity ratio was 52.5% compared to 52.5%.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Non-interest
expenses were $16,044 million compared to $16,690 million, a decrease of $646 million or 4%. Included in prior year non-interest expenses is an impairment loss of $1,365 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted non-interest
expenses were $15,984 million compared to $15,273 million, an increase of $711 million or 5%. The impact of divested operations was a decrease of $672 million or 5%. The remaining increase was 10%, of which 4% was driven by higher performance and share-based compensation primarily related to higher business volume and profitability. Higher technology costs, personnel costs, and the negative impact of foreign currency translation also contributed to the increase.
The productivity ratio was 53.4% compared to 59.7%. The adjusted productivity ratio was 52.5% compared to 54.6%. Operating leverage was positive 11.3% on a reported basis and positive 4.3% on an adjusted basis.
Taxes
Q3 2026 vs Q3 2025
The effective tax rate was 24.3% compared to 24.7% due primarily to higher income in lower tax jurisdictions, partly offset by higher non-deductible
expenses.
Q3 2026 vs Q2 2026
The effective tax rate was 24.3% compared to 23.3% due primarily to a favourable adjustment recorded in the prior quarter and higher withholding taxes.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
The effective tax rate was 24.9% compared to 27.4% due primarily to the higher loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama in the prior year, partly offset by lower income in lower tax jurisdictions. On an adjusted basis, the effective tax rate was 24.4% compared to 23.5% due primarily to lower income in lower tax jurisdictions and higher withholding taxes.

Scotiabank Third Quarter Report 2026	21

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Bank’s other smaller operating segments and corporate adjustments are included in the Other segment.
Segment measurement methodologies
Constant Dollar Basis
International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates thereby eliminating the impact of foreign currency translation. The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.
Taxable Equivalent Basis
Effective Q1 2026, the Bank no longer analyzes business segment revenues on a taxable equivalent basis (TEB). Under the TEB methodology, tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income was grossed up to an equivalent before tax basis. It also grossed up net income from associated corporations to normalize the effective tax rate in the business lines. Corresponding increases were made to the income tax expense; hence, there was no impact on the segment’s net income. The elimination of the TEB gross-up
was recorded in the Other segment, resulting in no impact on the consolidated results. The TEB gross-up
recorded in the business segments has significantly decreased in recent quarters as the Bank no longer claims the dividend received deduction on Canadian shares, following the enactment of Bill
C-59
in January 2024. The changes have been applied on a prospective basis, prior period results included a TEB gross-up
as follows:

T9 TEB gross-up
	For the three months ended
($ millions)	October 31 2025	July 31 2025	April 30 2025	January 31 2025	October 31 2024	July 31 2024	April 30 2024	January 31 2024
Net interest income	$–	$–	$–	$–	$–	$1	$–	$2
Non-interest income	9	8	9	8	10	13	8	48
Total revenue and income tax expense	$9	$8	$9	$8	$10	$14	$8	$50
Other segment
The Other segment includes Group Treasury, investments in certain associated corporations, smaller operating segments, intersegment elimination, corporate expenses and other corporate items which are not allocated to a business line. Group Treasury is primarily responsible for balance sheet, liquidity and interest rate risk management, which includes the Bank’s wholesale funding activities.
Funds transfer pricing
Funds transfer pricing (FTP) is the process by which the Bank prices intra-company borrowing or lending between the business segments and the Other segment. Through consideration of interest rate and liquidity risk characteristics of assets, liabilities and off-balance
sheet exposures, this process aims to manage these risks through Group Treasury and enable risk-adjusted management reporting of business segment results. Periodically, the methodology and assumptions used in the FTP process are adjusted to reflect customer behaviours, market dynamics and other factors, which may impact the financial results of the business segments.

22	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Canadian Banking
T10 Canadian Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Reported Results
Net interest income	$2,837	$2,703	$2,641	$8,274	$7,812
Non-interest income	809	780	730	2,369	2,206
Total revenue	3,646	3,483	3,371	10,643	10,018
Provision for credit losses	498	575	456	1,649	1,799
Non-interest expenses	1,674	1,620	1,596	4,909	4,788
Income before taxes	1,474	1,288	1,319	4,085	3,431
Income tax expense	403	353	361	1,119	947
Net income	$1,071	$935	$958	$2,966	$2,484
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,071	$935	$958	$2,966	$2,484
Other financial data and measures
Return on equity (1)	19.4%	17.8%	18.4%	18.4%	15.8%
Net interest margin (2)	2.38%	2.36%	2.29%	2.35%	2.29%
Effective tax rate (1)	27.4%	27.4%	27.3%	27.4%	27.6%
Provision for credit losses – performing (Stage 1 and 2)	$32	$59	$9	$114	$377
Provision for credit losses – impaired (Stage 3)	$466	$516	$447	$1,535	$1,422
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (1)	0.42%	0.50%	0.40%	0.47%	0.53%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (1)	0.39%	0.45%	0.39%	0.44%	0.42%
Net write-offs as a percentage of average net loans and acceptances (annualized) (1)	0.41%	0.44%	0.40%	0.42%	0.39%
Average assets ($ billions)	$477	$475	$463	$475	$461
Average liabilities ($ billions)	$375	$374	$381	$376	$383
(1)	Refer to Glossary on page 56 for the description of the measure.
(2)	Refer to Non-GAAP Measures starting on page 5.
Net income
Q3 2026 vs Q3 2025
Net income attributable to equity holders was $1,071 million compared to $958 million, an increase of $113 million or 12%. The increase was driven primarily by higher revenues, partly offset by higher non-interest
expenses and provision for credit losses.
Q3 2026 vs Q2 2026
Net income attributable to equity holders was $1,071 million compared to $935 million, an increase of $136 million or 14%. The increase was driven primarily by higher revenues and lower provision for credit losses, partly offset by higher non-interest
expenses. The increase was also due to the impact of three more days in the quarter.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Net income attributable to equity holders was $2,966 million compared to $2,484 million, an increase of $482 million or 19%. The increase was driven primarily by higher revenues and lower provision for credit losses on performing loans, partly offset by higher non-interest
expenses.
Average assets
Q3 2026 vs Q3 2025
Average assets were $477 billion compared to $463 billion. The growth included $10 billion or 4% in residential mortgages, $3 billion or 3% in business loans and $1 billion or 1% in personal loans.
Q3 2026 vs Q2 2026
Average assets were $477 billion compared to $475 billion. The growth included $2 billion or 3% in business loans.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Average assets were $475 billion compared to $461 billion. The growth included $12 billion or 4% in residential mortgages and $1 billion or 1% in business loans.

Scotiabank Third Quarter Report 2026	23

MANAGEMENT’S DISCUSSION & ANALYSIS

Average liabilities
Q3 2026 vs Q3 2025
Average liabilities were $375 billion compared to $381 billion. The decrease included $11 billion or 7% in personal and non-personal
term deposits. This was partly offset by an increase of $4 billion or 2% in personal and non-personal
demand accounts, including growth in higher yielding savings accounts.
Q3 2026 vs Q2 2026
Average liabilities were $375 billion compared to $374 billion. The increase was driven primarily by $2 billion or 1% in personal and non-personal
demand accounts, partly offset by a decrease of $1 billion or 1% in personal and non-personal
term deposits.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Average liabilities were $376 billion compared to $383 billion. The decrease included $14 billion or 9% in personal and non-personal
term deposits, partly offset by an increase of $5 billion or 2% in personal and non-personal
demand accounts.
Total revenue
Q3 2026 vs Q3 2025
Revenues were $3,646 million compared to $3,371 million, an increase of $275 million or 8%.
Net interest income was $2,837 million compared to $2,641 million, an increase of $196 million or 7%. The increase was due primarily to loan growth and higher net interest margin. The net interest margin increased nine basis points to 2.38%, driven by an increase in both loan and deposit margins with favourable changes in the deposit mix.
Non-interest
income was $809 million compared to $730 million, an increase of $79 million or 11%. The increase was driven primarily by higher mutual fund distribution fees, credit card revenues and insurance income.
Q3 2026 vs Q2 2026
Revenues were $3,646 million compared to $3,483 million, an increase of $163 million or 5%.
Net interest income was $2,837 million compared to $2,703 million, an increase of $134 million or 5%. The increase was due primarily to the impact of three more days in the quarter, loan and deposit growth, and higher net interest margin. The net interest margin increased two basis points to 2.38%, driven by an increase in both loan and deposit margins.
Non-interest
income was $809 million compared to $780 million, an increase of $29 million or 4%. The increase was driven primarily by higher credit card revenues, mutual fund distribution fees and insurance income.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Revenues were $10,643 million compared to $10,018 million, an increase of $625 million or 6%.
Net interest income was $8,274 million compared to $7,812 million, an increase of $462 million or 6%. The increase was due primarily to loan growth and higher net interest margin. The net interest margin increased six basis points to 2.35%, driven by an increase in both loan and deposit margins with favourable changes in the deposit mix.
Non-interest
income was $2,369 million compared to $2,206 million, an increase of $163 million or 7%. The increase was driven primarily by higher mutual fund distribution fees, credit card revenues, and insurance income.
Provision for credit losses
Q3 2026 vs Q3 2025
The provision for credit losses was $498 million compared to $456 million, an increase of $42 million. The provision for credit losses ratio increased two basis points to 42 basis points.
The provision for credit losses on performing loans was $32 million compared to $9 million, an increase of $23 million. The provision this period was due primarily to portfolio growth, as well as the impact of the unfavourable macroeconomic outlook.
Provision for credit losses on impaired loans was $466 million compared to $447 million, an increase of $19 million. The increase was due primarily to higher retail formations mainly in the unsecured portfolio. The provision for credit losses ratio on impaired loans was 39 basis points, remaining unchanged from the prior period.
Q3 2026 vs Q2 2026
The provision for credit losses was $498 million compared to $575 million, a decrease of $77 million. The provision for credit losses ratio decreased eight basis points to 42 basis points.
The provision for credit losses on performing loans was $32 million compared to $59 million, a decrease of $27 million. The provision this period was due primarily to portfolio growth, as well as the impact of the unfavourable macroeconomic outlook.
Provision for credit losses on impaired loans was $466 million compared to $516 million, a decrease of $50 million. The provision for credit losses ratio on impaired loans was 39 basis points, a decrease of six basis points. The lower provision this quarter was due primarily to lower retail provisions for most products, partly offset by an increase in the commercial portfolio.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
The provision for credit losses was $1,649 million compared to $1,799 million, a decrease of $150 million. The provision for credit losses ratio was 47 basis points, a decrease of six basis points.

24	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

The provision for credit losses on performing loans was $114 million compared to $377 million, a decrease of $263 million. The provision was driven by credit migration in the retail and commercial portfolios, as well as portfolio growth and the unfavourable macroeconomic outlook impacting the commercial portfolio. The prior period reflected the impact of macroeconomic uncertainty related to U.S. tariffs.
Provision for credit losses on impaired loans was $1,535 million compared to $1,422 million, an increase of $113 million, due primarily to higher provisions in the retail and commercial portfolios. The provision for credit losses ratio on impaired loans was 44 basis points, an increase of two basis points.
Non-interest
expenses
Q3 2026 vs Q3 2025
Non-interest
expenses were $1,674 million compared to $1,596 million, an increase of $78 million or 5%. The increase was driven primarily by higher technology costs to support strategic growth initiatives, partly offset by lower personnel costs from the benefit of efficiency initiatives. The productivity ratio was 45.9% compared to 47.3%.
Q3 2026 vs Q2 2026
Non-interest
expenses were $1,674 million compared to $1,620 million, an increase of $54 million or 3%. The increase was driven primarily by higher personnel expenses reflecting the impact of three more days in the quarter, as well as increased technology costs. The productivity ratio was 45.9% compared to 46.5%.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Non-interest
expenses were $4,909 million compared to $4,788 million, an increase of $121 million or 3%. The increase was driven primarily by higher technology and marketing costs to support strategic growth initiatives, partly offset by lower personnel costs from the benefit of efficiency initiatives. The productivity ratio was 46.1% compared to 47.8%.
Taxes
The effective tax rate was 27.4%, compared to 27.3% in the prior year and unchanged from the prior quarter. On a year-to-date
basis, the effective tax rate was 27.4%, compared to 27.6%.

International Banking
T11 International Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Reported Results
Net interest income	$2,192	$2,094	$2,245	$6,432	$6,593
Non-interest income (1)	756	765	758 (2)	2,336	2,399 (2)
Total revenue	2,948	2,859	3,003	8,768	8,992
Provision for credit losses	522	599	562	1,657	1,714
Non-interest expenses	1,453	1,370	1,511 (2)	4,283	4,587 (2)
Income before taxes	973	890	930	2,828	2,691
Income tax expense	207	154	219	589	580
Net income	$766	$736	$711	$2,239	$2,111
Net income attributable to non-controlling interests in subsidiaries	$41	$35	$41	$96	$114
Net income attributable to equity holders of the Bank	$725	$701	$670	$2,143	$1,997
Other financial data and measures
Return on equity (3)	15.7%	16.0%	14.9%	15.9%	14.8%
Net interest margin (4)	4.69%	4.76%	4.54%	4.66%	4.48%
Effective tax rate (3)	21.3%	17.3%	23.6%	20.8%	21.6%
Provision for credit losses – performing (Stage 1 and 2)	$15	$21	$37	$89	$91
Provision for credit losses – impaired (Stage 3)	$507	$578	$525	$1,568	$1,623
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	1.38%	1.66%	1.39%	1.46%	1.41%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	1.34%	1.61%	1.29%	1.39%	1.33%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	1.15%	1.17%	1.12%	1.16%	1.20%
Average assets ($ billions)	$215	$211	$223	$215	$227
Average liabilities ($ billions)	$177	$170	$173	$173	$175
(1)
Includes income from associated corporations for the three months ended July 31, 2026 – $65 (April 30, 2026 – $65; July 31, 2025 – $39) and for the nine months ended July 31, 2026 – $178 (July 31, 2025 – $112).

(2)
Effective Q1 2026, the Bank no longer records the TEB
gross-up
on
tax-exempt
income. The prior periods results presented include a TEB
gross-up
for the three months ended July 31, 2025 – $8 and for the nine months ended July 31, 2025 – $25. Refer to page 22 for further details.

(3)	Refer to Glossary on page 56 for the description of the measure.
(4)	Refer to Non-GAAP Measures starting on page 5.

Scotiabank Third Quarter Report 2026	25

MANAGEMENT’S DISCUSSION & ANALYSIS

T11A Impact of Divested Operations
On December 1, 2025, the Bank completed the previously announced sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. In addition, on February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (Peru), which was announced in fiscal 2024. The table below reflects the earnings impact of these operations in the current and prior fiscal periods. For further details on divestitures, refer to Note 19 of the condensed interim consolidated financial statements.

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Net interest income	$–	$–	$248	$84	$790
Non-interest income	–	–	144	43	409
Total revenue	–	–	392	127	1,199
Provision for credit losses	–	–	104	39	365
Non-interest expenses	–	–	234	85	738
Income before taxes	–	–	54	3	96
Income tax expense	–	–	23	2	36
Net income	$–	$–	$31	$1	$60
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$7	$1	$3
Net income attributable to equity holders of the Bank	$–	$–	$24	$–	$57
Net income
Q3 2026 vs Q3 2025
Net income attributable to equity holders was $725 million compared to $670 million, an increase of $55 million or 8%. The increase was driven primarily by the positive impact of foreign currency translation, lower non-interest
expenses, lower provision for credit losses and lower income taxes. This was partly offset by lower revenues.
Q3 2026 vs Q2 2026
Net income attributable to equity holders was $725 million compared to $701 million, an increase of $24 million or 3%. The increase was driven primarily by higher net interest income, lower provision for credit losses and the positive impact of foreign currency translation. This was partly offset by higher non-interest
expenses and higher income taxes.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Net income attributable to equity holders was $2,143 million compared to $1,997 million, an increase of $146 million or 7%. The increase was driven primarily by lower non-interest
expenses, lower provision for credit losses and the positive impact of foreign currency translation. This was partly offset by lower revenues and higher income taxes.
Financial Performance on a Constant Dollar Basis
The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.
T12 International Banking financial performance on a constant dollar basis

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Constant dollars (1)
Net interest income	$2,192	$2,126	$2,413	$6,432	$6,949
Non-interest income (2)	756	780	834	2,336	2,546
Total revenue	2,948	2,906	3,247	8,768	9,495
Provision for credit losses	522	607	611	1,657	1,838
Non-interest expenses	1,453	1,388	1,621	4,283	4,836
Income before taxes	973	911	1,015	2,828	2,821
Income tax expense	207	158	239	589	607
Net income	$766	$753	$776	$2,239	$2,214
Net income attributable to non-controlling interests in subsidiaries	$41	$35	$43	$96	$113
Net income attributable to equity holders of the Bank	$725	$718	$733	$2,143	$2,101
Other financial data and measures
Average assets ($ billions)	$215	$214	$237	$215	$237
Average liabilities ($ billions)	$177	$172	$184	$173	$184
(1)	Refer to Constant Dollar reconciliation on page 11.
(2)
Includes income from associated corporations for the three months ended July 31, 2026 – $65 (April 30, 2026 – $68; July 31, 2025 – $40) and for the nine months ended July 31, 2026 – $178 (July 31, 2025 – $112).

26	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q3 2026 vs Q3 2025
Net income attributable to equity holders was $725 million compared to $733 million, a decrease of $8 million or 1%. The decrease was driven primarily by lower revenues. This was partly offset by lower non-interest
expenses, lower provision for credit losses and lower income taxes.
Q3 2026 vs Q2 2026
Net income attributable to equity holders was $725 million compared to $718 million, an increase of $7 million or 1%. The increase was driven primarily by lower provision for credit losses and higher net-interest
income. This was partly offset by higher
non-interest
expenses, higher income taxes and lower
non-interest
income.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Net income attributable to equity holders was $2,143 million compared to $2,101 million, an increase of $42 million or 2%. The increase was driven primarily by lower non-interest
expenses and lower provision for credit losses. This was partly offset by lower revenues.
Average assets
Q3 2026 vs Q3 2025
Average assets were $215 billion compared to $237 billion. Total loans decreased $21 billion or 12%, driven mainly by the impact of divested operations, as well as a decrease in corporate loans, primarily in Brazil and Chile. This was partly offset by higher retail loans primarily in Mexico and Chile.
Q3 2026 vs Q2 2026
Average assets were $215 billion compared to $214 billion.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Average assets were $215 billion compared to $237 billion. Total loans decreased $19 billion or 11%, due mainly to the impact of divested operations, as well as a decrease in corporate loans in Brazil, Mexico and Chile. This was partly offset by higher retail loans primarily in Mexico and Chile.
Average liabilities
Q3 2026 vs Q3 2025
Average liabilities were $177 billion compared to $184 billion. Total deposits decreased by $10 billion or 7%, due mainly to the impact of divested operations. This was partly offset by an increase of $6 billion in non-personal
deposits mainly in Peru, Mexico and Chile.
Q3 2026 vs Q2 2026
Average liabilities were $177 billion compared to $172 billion. Total deposits increased by $1 billion or 1%, due primarily to an increase in non-personal
deposits in Chile and Mexico.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Average liabilities were $173 billion compared to $184 billion. Total deposits decreased by $9 billion or 6%, due mainly to the impact of divested operations. This was partly offset by an increase of $5 billion in non-personal
deposits mainly in Peru and the Caribbean.
Total revenue
Q3 2026 vs Q3 2025
Revenues were $2,948 million compared to $3,247 million, a decrease of $299 million or 9%.
Net interest income was $2,192 million compared to $2,413 million, a decrease of $221 million or 9%, driven mainly by the impact of divested operations. This was partly offset by growth across all regions. Net interest margin increased by 15 basis points to 4.69%, driven mainly by lower funding costs due to declines in central bank rates.
Non-interest
income was $756 million compared to $834 million, a decrease of $78 million or 9%, driven mainly by the impact of divested operations. This was partly offset by higher income from investments in associated corporations, higher card revenues and higher insurance income across all regions.
Q3 2026 vs Q2 2026
Revenues were $2,948 million compared to $2,906 million, an increase of $42 million or 1%.
Net interest income was $2,192 million compared to $2,126 million, an increase of $66 million or 3%, driven by three more days in the quarter. Net interest margin decreased by seven basis points to 4.69%. The decline was due to the seasonally higher net interest margin in the prior quarter.
Non-interest
income was $756 million compared to $780 million, a decrease of $24 million or 3%, driven mainly by lower trading revenues in Chile. This was partly offset by higher credit fees in Mexico.

Scotiabank Third Quarter Report 2026	27

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Revenues were $8,768 million compared to $9,495 million, a decrease of $727 million or 8%.
Net interest income was $6,432 million compared to $6,949 million, a decrease of $517 million or 7%, driven mainly by the impact of divested operations. This was partly offset by growth across all regions. Net interest margin increased by 18 basis points to 4.66%, driven mainly by lower funding costs.
Non-interest
income was $2,336 million compared to $2,546 million, a decrease of $210 million or 8%, driven mainly by the impact of divested operations and lower capital markets revenues in Brazil. This was partly offset by higher income from investments in associated corporations.
Provision for credit losses
Q3 2026 vs Q3 2025
The provision for credit losses was $522 million compared to $611 million, a decrease of $89 million. The provision for credit losses ratio decreased one basis point to 138 basis points.
Provision for credit losses on performing loans was $15 million compared to $38 million, a decrease of $23 million. The provision this period was driven by retail portfolio growth, primarily in Mexico and Peru and credit migration in the commercial portfolio. This was partly offset by favourable credit migration in the Chile retail portfolio.
Provision for credit losses on impaired loans was $507 million compared to $573 million, a decrease of $66 million. The decrease was due mainly to divested operations. This was partly offset by formations, due mainly to one account. The provision for credit losses ratio on impaired loans was 134 basis points, an increase of five basis points.
Q3 2026 vs Q2 2026
The provision for credit losses was $522 million compared to $607 million, a decrease of $85 million. The provision for credit losses ratio was 138 basis points, a decrease of 28 basis points.
Provision for credit losses on performing loans was $15 million compared to $23 million, a decrease of $8 million. The provision this period was driven by retail portfolio growth, primarily in Mexico and Peru, and credit migration in the commercial portfolio. This was partly offset by favourable credit migration in the Chile retail portfolio.
Provision for credit losses on impaired loans was $507 million compared to $584 million, a decrease of $77 million. The provision for credit losses ratio on impaired loans decreased 27 basis points to 134 basis points, due to elevated provisions in the prior quarter.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
The provision for credit losses was $1,657 million compared to $1,838 million, a decrease of $181 million. The provision for credit losses ratio was 146 basis points, an increase of five basis points.
Provision for credit losses on performing loans was $89 million compared to $95 million, a decrease of $6 million. The provision this period was driven by credit migration in the commercial portfolio, as well as retail portfolio growth. This was partly offset by the impact of the more favourable macroeconomic outlook in the commercial portfolio.
Provision for credit losses on impaired loans was $1,568 million compared to $1,743 million, a decrease of $175 million. The decrease was due mainly to divested operations. This was partly offset by formations, due mainly to one account. The provision for credit losses ratio on impaired loans was 139 basis points, an increase of six basis points.
Non-interest
expenses
Q3 2026 vs Q3 2025
Non-interest
expenses were $1,453 million compared to $1,621 million, a decrease of $168 million or 10%, driven mainly by the impact of divested operations. This was partly offset by higher personnel costs, mainly in Mexico and Peru. The productivity ratio was 49.3% compared to 50.3%.
Q3 2026 vs Q2 2026
Non-interest
expenses were $1,453 million compared to $1,388 million, an increase of $65 million or 5%. The increase was driven mainly due to higher personnel and technology costs in Mexico and Chile. The productivity ratio was 49.3% compared to 47.9%.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Non-interest
expenses were $4,283 million compared to $4,836 million, a decrease of $553 million or 11%, driven mainly by the impact of divested operations. This was partly offset by higher personnel and technology costs in Mexico and Chile. The productivity ratio was 48.8% compared to 51.0%.
Taxes
Q3 2026 vs Q3 2025
The effective tax rate was 21.3% compared to 23.6%. The decrease was due primarily to the change in earnings mix across jurisdictions, including higher income from associated corporations.
Q3 2026 vs Q2 2026
The effective tax rate was 21.3% compared to 17.3%. The increase was due primarily to favorable adjustments in the prior quarter and the change in earnings mix across jurisdictions.

28	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
The effective tax rate was 20.8% compared to 21.6%. The decrease was due primarily to the change in earnings mix across jurisdictions.

Global Wealth Management

T13 Global Wealth Management financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Reported Results
Net interest income	$331	$306	$266	$941	$744
Non-interest income	1,566	1,454	1,338	4,517	3,980
Total revenue	1,897	1,760	1,604	5,458	4,724
Provision for credit losses	6	4	4	14	10
Non-interest expenses	1,194	1,116	1,030	3,456	3,049
Income before taxes	697	640	570	1,988	1,665
Income tax expense	179	164	150	510	435
Net income	$518	$476	$420	$1,478	$1,230
Net income attributable to non-controlling interests in subsidiaries	$3	$2	$3	$8	$7
Net income attributable to equity holders of the Bank	$515	$474	$417	$1,470	$1,223
Other financial data and measures
Return on equity (1)	18.6%	17.9%	15.7%	18.1%	15.8%
Effective tax rate (1)	25.7%	25.7%	26.4%	25.6%	26.1%
Assets under administration ($ billions) (1)	$856	$820	$754	$856	$754
Assets under management ($ billions) (1)	$474	$450	$407	$474	$407
Average assets ($ billions)	$43	$41	$39	$42	$38
Average liabilities ($ billions)	$58	$55	$50	$56	$47
(1)	Refer to Glossary on page 56 for the description of the measure.
Net income
Q3 2026 vs Q3 2025
Net income attributable to equity holders was $515 million compared to $417 million, an increase of $98 million or 23%. The increase was driven primarily by higher mutual fund fees, brokerage revenues and net interest income across the Canadian wealth business. This was partly offset by higher volume-related non-interest
expenses.
Q3 2026 vs Q2 2026
Net income attributable to equity holders was $515 million compared to $474 million, an increase of $41 million or 9%. The increase was driven primarily by higher mutual fund fees, brokerage revenues and the impact of three more days in the quarter, partly offset by higher non-interest
expenses.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Net income attributable to equity holders was $1,470 million compared to $1,223 million, an increase of $247 million or
20%. The increase was driven primarily by higher mutual fund fees, brokerage revenues, and net interest income, partly offset by higher volume-related non-interest
expenses.
Assets under management (AUM) and assets under administration (AUA)
Q3 2026 vs Q3 2025
Assets under management were $474 billion compared to $407 billion, an increase of 16%. The increase was driven primarily by market appreciation and higher net sales with a strong contribution from retail mutual fund sales.
Assets under administration were $856 billion compared to $754 billion, an increase of 13%, driven primarily by market appreciation and higher net sales.
Q3 2026 vs Q2 2026
Assets under management were $474 billion compared to $450 billion, an increase of 5%, driven primarily by market appreciation and net sales.
Assets under administration were $856 billion compared to $820 billion, an increase of 4%, driven primarily by market appreciation and net sales.
Total revenue
Q3 2026 vs Q3 2025
Revenues were $1,897 million compared to $1,604 million, an increase of $293 million or 18%.
Net interest income was $331 million compared to $266 million, an increase of $65 million or 25%, reflecting strong average volume growth in deposits and loans as well as improved margins, primarily in Private Banking.

Scotiabank Third Quarter Report 2026	29

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest
income was $1,566 million compared to $1,338 million, an increase of $228 million or 17%. The increase was driven primarily by higher mutual fund fees and brokerage revenues due to higher assets across the Canadian wealth business reflecting market appreciation and net sales.
Q3 2026 vs Q2 2026
Revenues were $1,897 million compared to $1,760 million, an increase of $137 million or 8%.
Net interest income was $331 million compared to $306 million, an increase of $25 million or 8%, reflecting average volume growth in deposits and loans and the impact of three more days in the quarter.
Non-interest
income was $1,566 million compared to $1,454 million, an increase of $112 million or 8%. The increase was driven primarily by higher mutual fund fees and brokerage revenues due to higher assets reflecting market appreciation and net sales, and the impact of three more days in the quarter.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Revenues were $5,458 million compared to $4,724 million, an increase of $734 million or
16%.
Net interest income was $941 million compared to $744 million, an increase of $197 million or 27%, reflecting strong average volume growth in deposits and loans, as well as improved margins.
Non-interest
income was $4,517 million compared to $3,980 million, an increase of $537 million or 13%. The increase was driven primarily by higher mutual fund fees and brokerage fee revenues due to higher assets reflecting market appreciation and net sales.
Provision for credit losses
The provision for credit losses was $6 million, an increase of $2 million from prior year and prior quarter. On a year-to-date
basis, the provision for credit losses was $14 million, an increase of $4 million.
Non-interest
expenses
Q3 2026 vs Q3 2025
Non-interest
expenses were $1,194 million compared to $1,030 million, an increase of $164 million or 16%. The increase was driven primarily by higher volume-related expenses, sales force expansion to support business growth and technology costs. The productivity ratio was 62.9% compared to 64.2%.
Q3 2026 vs Q2 2026
Non-interest
expenses were $1,194 million compared to $1,116 million, an increase of $78 million or 7%. The increase was driven primarily by higher volume-related expenses and the impact of three more days in the quarter. The productivity ratio was 62.9% compared to 63.4%.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Non-interest
expenses were $3,456 million compared to $3,049 million, an increase of $407 million or 13%. The increase was driven primarily by higher volume-related expenses, sales force expansion to support business growth and technology costs. The productivity ratio was 63.3% compared to 64.5%.
Taxes
The effective tax rate was 25.7%, compared to 26.4% in the prior year due to business mix changes, and unchanged from the prior quarter. On a year-to-date
basis, the effective tax rate was 25.6%, compared to 26.1%.

30	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets
T14 Global Banking and Markets financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Reported Results
Net interest income	$470	$389	$350	$1,257	$1,037
Non-interest income	1,544	1,203	1,180	4,117	3,545
Total revenue	2,014	1,592	1,530	5,374	4,582
Provision for credit losses	53	38	19	151	77
Non-interest expenses	1,124	965	894	3,101	2,663
Income before taxes	837	589	617	2,122	1,842
Income tax expense	190	132	144	474	440
Net income	$647	$457	$473	$1,648	$1,402
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$(1)	$(1)
Net income attributable to equity holders of the Bank	$647	$457	$473	$1,649	$1,403
Other financial data and measures
Return on equity (1)	15.9%	12.4%	12.6%	14.2%	12.4%
Net interest margin (2)	2.09%	2.03%	1.77%	2.09%	1.72%
Effective tax rate (1)	22.7%	22.5%	23.4%	22.4%	23.9%
Provision for credit losses – performing (Stage 1 and 2)	$14	$5	$16	$15	$33
Provision for credit losses – impaired (Stage 3)	$39	$33	$3	$136	$44
Provision for credit losses as a percentage of average net loans (annualized) (1)	0.18%	0.14%	0.07%	0.18%	0.09%
Provision for credit losses on impaired loans as a percentage of average net loans (annualized) (1)	0.13%	0.12%	0.01%	0.16%	0.05%
Net write-offs as a percentage of average net loans (annualized) (1)	0.03%	0.13%	0.09%	0.09%	0.07%
Average assets ($ billions)	$617	$568	$493	$577	$502
Average liabilities ($ billions)	$607	$556	$513	$571	$513
(1)	Refer to Glossary on page 56 for the description of the measure.
(2)	Refer to Non-GAAP Measures starting on page 5.
Net income
Q3 2026 vs Q3 2025
Net income attributable to equity holders was $647 million compared to $473 million, an increase of $174 million or 37%. The increase was driven primarily by higher revenues. This was partly offset by higher non-interest
expenses, higher income tax expense and higher provision for credit losses.
Q3 2026 vs Q2 2026
Net income attributable to equity holders was $647 million compared to $457 million, an increase of $190 million or 41%. The increase was driven primarily by higher revenues. This was partly offset by higher non-interest
expenses, higher provision for credit losses and higher income tax expense.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Net income attributable to equity holders was $1,649 million compared to $1,403 million, an increase of $246 million or 18%. The increase was driven primarily by higher revenues. This was partly offset by higher non-interest
expenses, higher provision for credit losses and higher income tax expense.
Average assets
Q3 2026 vs Q3 2025
Average assets were $617 billion compared to $493 billion, an increase of $124 billion or 25%. The increase was driven primarily by higher securities purchased under resale agreements, higher trading securities and higher loans of $4 billion or 5%.
Q3 2026 vs Q2 2026
Average assets were $617 billion compared to $568 billion, an increase of $49 billion or 9%. The increase was driven primarily by higher securities purchased under resale agreements, higher trading securities and higher loans of $6 billion or 7%.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Average assets were $577 billion compared to $502 billion, an increase of $75 billion or 15%. The increase was driven primarily by higher securities purchased under resale agreements and higher trading securities. This was partly offset by lower loans of $4 billion or 4%.

Scotiabank Third Quarter Report 2026	31

MANAGEMENT’S DISCUSSION & ANALYSIS

Average liabilities
Q3 2026 vs Q3 2025
Average liabilities were $607 billion compared to $513 billion, an increase of $94 billion or 18%. The increase was driven primarily by higher securities sold under repurchase agreements, higher deposit volumes of $20 billion or 12% and higher financial instruments designated at fair value through profit or loss.
Q3 2026 vs Q2 2026
Average liabilities were $607 billion compared to $556 billion, an increase of $51 billion or 9%. The increase was driven primarily by higher securities sold under repurchase agreements, higher deposit volumes of $15 billion or 9% and higher obligations related to securities sold short.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Average liabilities were $571 billion compared to $513 billion, an increase of $58 billion or 11%. The increase was driven primarily by higher securities sold under repurchase agreements, higher financial instruments designated at fair value through profit or loss and higher deposit volumes of $7 billion or 4%.
Total revenue
Q3 2026 vs Q3 2025
Revenues were $2,014 million compared to $1,530 million, an increase of $484 million or 32%.
Net interest income was $470 million compared to $350 million, an increase of $120 million or 34%. The increase was driven primarily by higher net interest margin and higher net interest income from capital markets activities. The net interest margin increased 32 basis points to 2.09%, driven mainly by higher deposit volume and margin.
Non-interest
income was $1,544 million compared to $1,180 million, an increase of $364 million or 31%. The increase was driven primarily by higher underwriting and advisory fees and client-driven trading-related revenues from equities and foreign exchange.
Q3 2026 vs Q2 2026
Revenues were $2,014 million compared to $1,592 million, an increase of $422 million or 26%.
Net interest income was $470 million compared to $389 million, an increase of $81 million or 21%. The increase was driven primarily by higher net interest margin and higher net interest income from capital markets activities. The net interest margin increased six basis points, driven mainly by higher deposit volume.
Non-interest
income was $1,544 million compared to $1,203 million, an increase of $341 million or 28%. The increase was driven primarily by higher underwriting and advisory fees and client-driven trading-related revenues from equities, fixed income and foreign exchange.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Revenues were $5,374 million compared to $4,582 million, an increase of $792 million or 17%.
Net interest income was $1,257 million compared to $1,037 million, an increase of $220 million or 21%. The increase was driven primarily by higher net interest margin and higher net interest income from capital market activities, partly offset by lower corporate lending volume. The net interest margin increased 37 basis points to 2.09%, driven mainly by higher deposit volume and margin.
Non-interest
income was $4,117 million compared to $3,545 million, an increase of $572 million or 16%. The increase was driven primarily by higher underwriting and advisory fees and client-driven trading-related revenue from equities and commodities. This was partly offset by lower client-driven trading-related
revenue from foreign exchange.
Provision for credit losses
Q3 2026 vs Q3 2025
The provision for credit losses was $53 million compared to $19 million, an increase of $34 million. The provision for credit losses ratio was 18 basis points, an increase of 11 basis points.
Provision for credit losses on performing loans was $14 million compared to $16 million, a decrease of $2 million. The provision this period was driven by the impact of the unfavourable macroeconomic outlook.
Provision for credit losses on impaired loans was $39 million compared to $3 million, an increase of $36 million. The provision for credit losses ratio on impaired loans was 13 basis points, an increase of 12 basis points. The increase was mainly driven by new formations in Canada.
Q3 2026 vs Q2 2026
The provision for credit losses was $53 million compared to $38 million, an increase of $15 million. The provision for credit losses ratio was 18 basis points, an increase of four basis points.
Provision for credit losses on performing loans was $14 million compared to $5 million, an increase of $9 million. The provision this period was driven by the impact of the unfavourable macroeconomic outlook.
Provision for credit losses on impaired loans was $39 million compared to $33 million, an increase of $6 million. The provision for credit losses ratio on impaired loans was 13 basis points, an increase of one basis point. The increase was mainly driven by new formations in Canada.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
The provision for credit losses was $151 million compared to $77 million, an increase of $74 million. The provision for credit losses ratio was 18 basis points, an increase of nine basis points.

32	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses on performing loans was $15 million compared to $33 million, a decrease of $18 million. The provision this period was due mainly to the impact of the unfavourable macroeconomic outlook, partly offset by migrations from performing to impaired.
Provision for credit losses on impaired loans was $136 million compared to $44 million, an increase of $92 million. The increase was due to new accounts in the Canadian agriculture and U.S. retail sectors. The provision for credit losses ratio on impaired loans was 16 basis points, an increase of 11 basis points.
Non-interest
expenses
Q3 2026 vs Q3 2025
Non-interest
expenses were $1,124 million compared to $894 million, an increase of $230 million or 26%. The increase was driven primarily by higher personnel costs including performance-based compensation pursuant to stronger results, as well as higher volume-related costs including technology to support business growth.
Q3 2026 vs Q2 2026
Non-interest
expenses were $1,124 million compared to $965 million, an increase of $159 million or 17%. The increase was due mainly to higher personnel costs including performance-based compensation pursuant to stronger results, higher volume-related costs including technology to support business growth and the impact of three more days in the quarter.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Non-interest
expenses were $3,101 million compared to $2,663 million, an increase of $438 million or 16%. The increase was driven primarily by higher personnel costs including performance and share-based compensation pursuant to stronger results, as well as higher volume-related costs including technology to support business growth.
Taxes
The effective tax rate for the quarter decreased to 22.7% from 23.4% in the prior year, and increased from 22.5% in the prior quarter, driven primarily by changes in the earnings mix across jurisdictions. On a year-to-date
basis, the effective tax rate was 22.4% compared to 23.9%, due mainly to the change in earnings mix across jurisdictions.
Other
T15 Other financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Reported Results
Net interest income	$36	$29	$(9)	$65	$(250)
Non-interest income (1)(2)	(6)	114	(13)	(290)	(128)
Total revenue	30	143	(22)	(225)	(378)
Provision for credit losses	–	1	–	1	1
Non-interest expenses (2)	111	118	58	295	1,603
Income before taxes	(81)	24	(80)	(521)	(1,982)
Income tax expense/(benefit)	(32)	(4)	(45)	(74)	(307)
Net income (loss)	$(49)	$28	$(35)	$(447)	$(1,675)
Net income (loss) attributable to non-controlling interests in subsidiaries	$1	$–	$36	$(9)	$(138)
Net income (loss) attributable to equity holders	$(50)	$28	$(71)	$(438)	$(1,537)
Other measures
Average assets ($ billions)	$233	$222	$228	$224	$230
Average liabilities ($ billions)	$278	$274	$243	$268	$255
(1)
Includes income from associated corporations for the three months ended July 31, 2026 – $159 (April 30, 2026 – $159; July 31, 2025 – $120) and for the nine months ended July 31, 2026 – $468 (July 31, 2025 – $297).

(2)
Includes elimination of fees paid to Canadian Banking by Canadian Wealth Management for administrative support and other services provided by Canadian Banking to the Global Wealth Management businesses. These are reported as revenues in Canadian Banking and operating expenses in Global Wealth Management.

Scotiabank Third Quarter Report 2026	33

MANAGEMENT’S DISCUSSION & ANALYSIS

T15A Adjusted Other financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Adjusted Results (1)
Net interest income	$36	$29	$(9)	$65	$(250)
Non-interest income (2)	2	122	(5)	157	(102)
Total revenue	38	151	(14)	222	(352)
Provision for credit losses	–	1	–	1	1
Non-interest expenses (3)	111	118	81	284	238
Income before taxes	(73)	32	(95)	(63)	(591)
Income tax expense/(benefit)	(32)	(3)	(38)	(16)	(278)
Net income (loss)	$(41)	$35	$(57)	$(47)	$(313)
Net income (loss) attributable to non-controlling interests in subsidiaries	$1	$–	$(1)	$1	$–
Net income (loss) attributable to equity holders	$(42)	$35	$(56)	$(48)	$(313)
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(2)
Adjusted for divestitures and wind-down of operations for the three months ended July 31, 2026 – nil (April 30, 2026 – nil; July 31, 2025 – nil) and for the nine months ended July 31, 2026 – $423 (July 31, 2025 – $9); and amortization of acquisition-related intangible assets for the three months ended July 31, 2026 – $8 (April 30, 2026 – $8; July 31, 2025 – $8) and for the nine months ended July 31, 2026 – $24 (July 31, 2025 – $17).

(3)
Adjusted for divestitures and wind-down of operations for the three months ended July 31, 2026 – nil (April 30, 2026 – nil; July 31, 2025 – $(23)) and for the nine months ended July 31, 2026 – $11 (July 31, 2025 – $1,365).

Q3 2026 vs Q3 2025
Net loss attributable to equity holders was $50 million compared to a loss of $71 million, an improvement of $21 million. Adjusted net loss attributable to equity holders was $42 million compared to a loss of $56 million, an improvement of $14 million. The lower loss was driven primarily by higher net interest income, partly offset by higher non-interest
expenses.
Q3 2026 vs Q2 2026
Net loss attributable to equity holders was $50 million compared to income of $28 million, a decrease of $78 million. Adjusted net loss attributable to equity holders was $42 million compared to income of $35 million, a decrease of $77 million. The decrease was driven primarily by lower non-interest income, due mainly to lower investment gains.
Year-to-date
Q3 2026 vs
Year-to-date
Q3 2025
Net loss attributable to equity holders was $438 million compared to a loss of $1,537 million. Included in current year non-interest
income is a loss of $423 million recognized upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Included in prior year non-interest
expenses is an impairment loss of $1,365 million related to the announced sale of these operations. Adjusted net loss attributable to equity holders was $48 million compared to a loss of $313 million. The improvement was driven primarily by higher net interest income due to lower funding costs and higher non-interest income mainly due to higher investment gains, partly offset by higher non-interest
expenses.

34	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights
T16 Geographic highlights

	For the three months ended July 31, 2026
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total
Reported results
Net interest income	$3,253	$286	$717	$354	$582	$407	$267	$5,866
Non-interest income	2,818	664	325	175	111	333	243	4,669
Total revenue	6,071	950	1,042	529	693	740	510	10,535
Provision for credit losses	538	21	127	82	190	34	87	1,079
Non-interest expenses	3,270	511	550	247	324	327	327	5,556
Income tax expense	633	62	106	50	19	88	(11)	947
Net income	$1,630	$356	$259	$150	$160	$291	$107	$2,953
Net income attributable to non-controlling interests in subsidiaries	1	–	7	1	5	31	–	45
Net income attributable to equity holders of the Bank	$1,629	$356	$252	$149	$155	$260	$107	$2,908
Adjusted results (1)
Adjustments	6	8	–	1	4	1	–	20
Adjusted net income attributable to equity holders of the Bank	$1,635	$364	$252	$150	$159	$261	$107	$2,928
Average Assets ($ billions)	$960	$301	$66	$31	$58	$27	$142	$1,585
Average Liabilities ($ billions)	$955	$230	$61	$26	$54	$27	$142	$1,495

	For the three months ended April 30, 2026								For the three months ended July 31, 2025
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total
Reported results
Net interest income	$3,126	$255	$693	$328	$533	$384	$202	$5,521	$2,851	$277	$612	$307	$488	$397	$561	$5,493
Non-interest income	2,630	523	296	143	171	307	246	4,316	2,452	405	237	153	137	303	306	3,993
Total revenue	5,756	778	989	471	704	691	448	9,837	5,303	682	849	460	625	700	867	9,486
Provision for credit losses	578	39	147	68	210	31	144	1,217	467	18	139	84	179	35	119	1,041
Non-interest expenses	3,071	449	515	240	307	300	307	5,189	2,906	399	449	209	293	288	545	5,089
Income tax expense	594	34	89	22	28	81	(49)	799	519	27	63	40	21	111	48	829
Net income	$1,513	$256	$238	$141	$159	$279	$46	$2,632	$1,411	$238	$198	$127	$132	$266	$155	2,527
Net income attributable to non-controlling interests in subsidiaries	1	–	6	2	–	28	–	37	37	–	5	1	(3)	33	7	80
Net income attributable to equity holders of the Bank	$1,512	$256	$232	$139	$159	$251	$46	$2,595	$1,374	$238	$193	$126	$135	$233	$148	$2,447
Adjusted results (1)
Adjustments	6	7	–	–	6	1	–	20	15	7	–	–	5	–	1	28
Adjusted net income (loss) attributable to equity holders of the Bank	$1,518	$263	$232	$139	$165	$252	$46	$2,615	$1,389	$245	$193	$126	$140	$233	$149	$2,475
Average Assets ($ billions)	$933	$272	$63	$30	$58	$26	$135	$1,517	$895	$230	$58	$28	$55	$26	$154	$1,446
Average Liabilities ($ billions)	$921	$219	$59	$25	$52	$27	$126	$1,429	$880	$184	$54	$21	$49	$26	$146	$1,360

	For the nine months ended July 31, 2026								For the nine months ended July 31, 2025
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total
Reported results
Net interest income	$9,479	$770	$2,088	$1,012	$1,616	$1,189	$815	$16,969	$8,419	$552	$1,761	$1,014	$1,490	$1,180	$1,520	$15,936
Non-interest income	7,663	1,809	918	497	453	949	760	13,049	6,890	1,592	748	464	420	903	985	12,002
Total revenue	17,142	2,579	3,006	1,509	2,069	2,138	1,575	30,018	15,309	2,144	2,509	1,478	1,910	2,083	2,505	27,938
Provision for credit losses	1,739	76	427	230	626	95	279	3,472	1,827	63	412	277	539	101	382	3,601
Non-interest expenses	9,402	1,443	1,563	714	933	946	1,043	16,044	10,093	1,190	1,337	652	879	897	1,642	16,690
Income tax expense	1,789	140	283	126	73	254	(47)	2,618	1,199	133	193	91	66	323	90	2,095
Net income	$4,212	$920	$733	$439	$437	$843	$300	$7,884	$2,190	$758	$567	$458	$426	$762	$391	5,552
Net income attributable to non-controlling interests in subsidiaries	(10)	–	20	5	(8)	86	1	94	(139)	–	16	5	6	92	2	(18)
Net income attributable to equity holders of the Bank	$4,222	$920	$713	$434	$445	$757	$299	$7,790	$2,329	$758	$551	$453	$420	$670	$389	$5,570
Adjusted results (1)
Adjustments	385	23	–	2	14	2	–	426	1,227	16	–	–	15	1	3	1,262
Adjusted net income (loss) attributable to equity holders of the Bank	$4,607	$943	$713	$436	$459	$759	$299	$8,216	$3,556	$774	$551	$453	$435	$671	$392	$6,832
Average Assets ($ billions)	$935	$280	$64	$30	$57	$26	$141	$1,533	$898	$234	$59	$29	$55	$26	$157	$1,458
Average Liabilities ($ billions)	$927	$211	$60	$25	$52	$27	$142	$1,444	$884	$188	$54	$22	$50	$26	$149	$1,373
(1)	Refer to Non-GAAP Measures section starting on page 5.
(2)	Effective Q1 2026, Colombia and Central America were included in Other.

Scotiabank Third Quarter Report 2026	35

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights
T17 Quarterly financial highlights

	For the three months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	January 31 2026	October 31 2025	July 31 2025	April 30 2025	January 31 2025	October 31 2024
Reported results
Net interest income	$5,866	$5,521	$5,582	$5,586	$5,493	$5,270	$5,173	$4,923
Non-interest income	4,669	4,316	4,064	4,217	3,993	3,810	4,199	3,603
Total revenue	$10,535	$9,837	$9,646	$9,803	$9,486	$9,080	$9,372	$8,526
Canadian Banking	3,646	3,483	3,514	3,407	3,371	3,235	3,412	3,319
International Banking	2,948	2,859	2,961	3,051	3,003	2,959	3,030	2,859
Global Wealth Management	1,897	1,760	1,801	1,704	1,604	1,541	1,579	1,466
Global Banking and Markets	2,014	1,592	1,768	1,584	1,530	1,458	1,594	1,272
Other	30	143	(398)	57	(22)	(113)	(243)	(390)
Provision for credit losses	$1,079	$1,217	$1,176	$1,113	$1,041	$1,398	$1,162	$1,030
Non-interest expenses	5,556	5,189	5,299	5,828	5,089	5,110	6,491	5,296
Income tax expense	947	799	872	656	829	540	726	511
Net income	$2,953	$2,632	$2,299	$2,206	$2,527	$2,032	$993	$1,689
Basic earnings per share ($)	2.27	2.01	1.75	1.70	1.84	1.48	0.82	1.23
Diluted earnings per share ($)	2.27	2.00	1.73	1.65	1.84	1.48	0.66	1.22
Net interest margin (%) (1)	2.49	2.49	2.45	2.40	2.36	2.31	2.23	2.15
Effective tax rate (%) (2)	24.3	23.3	27.5	22.9	24.7	21.0	42.2	23.2
Adjusted results (1)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$–	$423	$(45)	$–	$9	$–	$–
Amortization of acquisition-related intangible assets	8	8	8	9	8	9	–	–
Total non-interest income and total revenue adjusting items (Pre-tax)	8	8	431	(36)	8	18	–	–
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	11	57	(23)	26	1,362	–
Restructuring charge and severance provisions	–	–	–	373	–	–	–	53
Impairment of non-financial assets	–	–	–	–	–	–	–	440
Amortization of acquisition-related intangible assets	16	18	15	16	17	17	18	19
Legal provision	–	–	–	74	–	–	–	–
Total non-interest expenses adjusting items (Pre-tax)	16	18	26	520	(6)	43	1,380	512
Total impact of adjusting items on net income before taxes	24	26	457	484	2	61	1,380	512
Impact of adjusting items on income tax expense	(4)	(6)	(61)	(132)	(11)	(21)	(11)	(82)
Total impact of adjusting items on net income	20	20	396	352	(9)	40	1,369	430
Adjusted net income	$2,973	$2,652	$2,695	$2,558	$2,518	$2,072	$2,362	$2,119
Adjusted diluted earnings per share ($)	2.28	2.02	2.05	1.93	1.88	1.52	1.76	1.57
(1)	Refer to Non-GAAP Measures section starting on page 5.
(2)	Refer to Glossary on page 56 for the description of the measure.
Seasonality
Quarterly results are affected by the number of calendar days and the timing of client and market activity. Provisions for credit losses are driven mainly by credit quality and the macroeconomic outlook and do not follow a consistent seasonal pattern.
Trending analysis
Earnings over the
two-year
period were generally driven by higher net interest income and non-interest
income. These earnings were partly offset by higher provision for credit losses, non-interest
expenses and income taxes. Earnings over this period were also impacted by divestitures, restructuring and other adjusting items, which affected comparability between quarters.
Total revenue
Canadian Banking revenue increased over the period, mainly due to loan growth, net interest margin expansion, and improved business mix.
International Banking’s revenue reflected improvements in lending mix, fee growth, the positive impact from central bank rate decreases and foreign currency translation, partly offset by the impact of divested operations during the period.

36	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Wealth Management
fee-based
revenues increased during the period reflecting strong growth in assets driven by market appreciation and higher net sales.
Global Banking and Markets revenues were affected by shifting market conditions that impacted client activity in the capital markets and business banking businesses, including underwriting and advisory fees.
Revenues in the Other segment were mainly impacted by divestitures, lower term funding costs and income from associated corporations increasing over the period.
Provision for credit losses
The provision for credit losses was impacted by changes in macroeconomic conditions, borrowers’ credit performance and loan growth. Provision on performing assets has been holding at lower levels after the second quarter of 2025, which was impacted by the deteriorating macroeconomic outlook due to trade disruptions mainly in Canadian Banking. Provision on impaired loans have been largely trending upwards, mainly in the corporate and Canadian commercial portfolios, partly offset by the impact of divestitures.
Non-interest
expenses
Non-interest
expenses over the period reflected the Bank’s continued investment in personnel and technology to support strategy and business growth, as well as the impact of inflation. This was partly offset by expense management and efficiency initiatives. Reported expenses were also affected by items that did not reflect the underlying trend, including restructuring, divestiture and wind-down, and impairment losses. These items should be considered when interpreting the quarter-to-quarter
movement in
non-interest
expenses.
Taxes
The effective tax rate was 24.3% this quarter. The average effective tax rate was 26.1% over the period and was impacted by net income earned in foreign jurisdictions and the implementation of the Global Minimum Tax in fiscal 2025. Divestitures and restructuring charges contributed to variability over the period.
Financial Position
T18 Condensed statement of financial position

	As at
(Unaudited) ($ billions)	July 31 2026	October 31 2025	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$68.4	$71.1	(3.9)%	(4.5)%	0.6%
Trading assets	162.5	152.2	6.8	6.4	0.4
Securities purchased under resale agreements and securities borrowed	273.6	203.0	34.8	34.3	0.5
Derivative financial instruments	50.5	46.5	8.6	6.7	1.9
Investment securities	152.7	150.0	1.8	1.5	0.3
Loans	770.6	771.0	(0.1)	(0.5)	0.4
Other	70.0	66.2	5.8	4.8	1.0
Total assets	$1,548.3	$1,460.0	6.0%	5.5%	0.5%
Liabilities
Deposits	$1,006.0	$966.3	4.1%	3.7%	0.4%
Derivative financial instruments	58.3	56.0	4.1	4.0	0.1
Obligations related to securities sold under repurchase agreements and securities lent	226.3	189.1	19.6	18.9	0.7
Other liabilities	160.1	152.3	5.1	4.4	0.7
Subordinated debentures	6.9	7.7	(10.1)	(9.6)	(0.5)
Total liabilities	$1,457.6	$1,371.4	6.3%	5.8%	0.5%
Equity
Common equity (1)	$79.2	$76.9	3.0%	1.7%	1.3%
Preferred shares and other equity instruments	10.0	10.0	–	–	–
Non-controlling interests in subsidiaries	1.5	1.7	(14.5)	(11.9)	(2.6)
Total equity	$90.7	$88.6	2.3%	1.3%	1.0%
Total liabilities and equity	$1,548.3	$1,460.0	6.0%	5.5%	0.5%
(1)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.
The Bank’s total assets were $1,548 billion as at July 31, 2026, an increase of $88 billion from October 31, 2025. This growth more than offset the derecognition of $24 billion in total assets, mostly loans, from the divestitures of the banking operations in Colombia, Costa Rica, and Panama. The increase was driven by higher trading assets, securities purchased under resale agreements and securities borrowed, derivative instrument assets, investment securities, and other assets. This was partly offset by a decrease in cash, deposits with financial institutions and precious metals of $3 billion due mainly to lower amounts at central banks. Trading assets increased $10 billion due mainly to higher trading securities held as a hedge. Securities purchased under resale agreements and securities borrowed increased $71 billion due mainly to higher client activity. Derivative instrument assets increased $4 billion due mainly to higher commodities derivatives. Investment securities increased $3 billion due mainly to higher holdings of Canadian government debt measured at fair value through other comprehensive income held for liquidity purposes. Loans were broadly consistent with balances at October 31, 2025, with growth of $17 billion offset by the impact of divestitures. Residential mortgages were down $4 billion. The impact of divested operations was $6 billion, partly offset by growth of $2 billion, mainly in Mexico and Chile. Personal loans and credit cards decreased $4 billion. The impact of divested operations was $6 billion, partly offset by growth of $2 billion, mainly in Canada. Business and government loans were higher by $7 billion with growth of $14 billion, mainly in Canada, the U.S., and Mexico being partly offset by the divestitures. Other assets increased $4 billion due mainly to the Bank’s investment in Davivienda Group S.A. and higher pension assets and client receivables.

Scotiabank Third Quarter Report 2026	37

MANAGEMENT’S DISCUSSION & ANALYSIS

Total liabilities were $1,458 billion as at July 31, 2026, an increase of $86 billion from October 31, 2025. This growth more than offset the derecognition of $22 billion in total liabilities, mostly deposits, from the divestitures. The increase was driven by higher deposits, derivative instrument liabilities, obligations related to securities sold under repurchase agreements and securities lent, and other liabilities. Total deposits increased $40 billion with growth of $58 billion partly offset by the impact of divestitures. Personal deposits decreased $4 billion. The impact of divested operations was $7 billion, partly offset by growth of $3 billion, mainly in Mexico and Peru. Business and government deposits were higher by $41 billion, with growth of $52 billion, mainly in Canada, the U.S., and Europe being partly offset by the impact of divestitures, and deposits by financial institutions increased $2 billion with growth in the U.S. and Europe. Derivative instrument liabilities increased $2 billion due mainly to higher commodities derivatives. Obligations related to securities sold under repurchase agreements and securities lent increased $37 billion due mainly to client activity and funding requirements. Other liabilities increased $8 billion due mainly to new issuances of structured notes.
Total equity was $91 billion as at July 31, 2026, an increase of $2 billion from October 31, 2025. The increase was due mainly to current year earnings of $7,884 million, less dividends of $4,490 million, other comprehensive income of $865 million, mainly from foreign currency translation, other reserves of $178 million, and common shares issued of $196 million. These increases were offset by share buybacks of $2,182 million and lower non-controlling
interests in subsidiaries of $250 million, due mainly to the divestitures.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2025 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2025 Annual Report.
Top and emerging risks
The Bank is exposed to a variety of top and emerging risks as disclosed in the Bank’s 2025 Annual Report on page 85. These risks can potentially adversely affect the Bank’s business strategies, financial performance, and reputation. As part of our risk management approach, we monitor our operating environment to identify, assess, review, and manage a broad range of top and emerging risks to undertake appropriate risk mitigation strategies. This quarter, the intensifying geopolitical tensions, elevated trade and tariff uncertainty, and evolving cyber threats were key risk drivers impacting our top and emerging risks.
Geopolitical Tensions
Geopolitical tensions are intensifying in complexity and speed, with risks increasingly manifesting through interconnected channels that could disrupt global trade, supply chains, and contribute to market volatility. Recent escalation, particularly involving Iran, has disrupted global energy markets and key shipping routes, pushing energy prices higher, reigniting inflation pressures, and tightening global financial conditions. Although energy markets have remained relatively stable, this stability has been supported by temporary buffers, including inventory drawdowns, strategic reserve releases, and the rerouting of supply, which may become less effective if disruptions persist or escalate. These developments have heightened second-order macroeconomic and financial-stability risks, including for advanced economies such as Canada, where renewed inflationary pressures, tighter financial conditions, and weaker household purchasing power could weigh on affordability and economic growth, potentially increasing unemployment and broader financial stability risks, even as higher energy exports may provide some offset.
The Bank maintains ongoing monitoring of geopolitical developments through established governance forums, regional risk oversight, and coordinated threat-intelligence
processes, with monitoring applied to regions affected by active conflict. Severe but plausible geopolitical and macroeconomic scenarios are incorporated into stress testing and scenario analysis programs to assess potential impacts on credit quality, liquidity, funding, and market conditions. Drawing on its experience across multiple jurisdictions, the Bank continues to assess risk concentration and adjust exposures to manage volatility and remain aligned with risk appetite.
Trade and Tariff Uncertainty
Trade and tariff uncertainty remains elevated as the CUSMA review process, ongoing negotiations, evolving Canada-U.S. trade discussions, tariff measures and the potential for further retaliatory actions keep the North American trade framework subject to continued reassessment. While most CUSMA-compliant trade continues tariff-free, the key risk is that prolonged uncertainty around market access, sector-specific trade measures, supply-chain requirements and the potential for additional trade restrictions or retaliatory measures will weigh on business confidence, delay investment decisions, and make integrated cross-border supply chains less predictable. This could slow trade activity and economic growth, particularly for trade-exposed sectors that rely on integrated North American commerce.
The Bank continues to monitor trade developments and incorporate tariff and trade-policy uncertainty scenarios into its stress-testing and risk-management programs to support preparedness and oversight of potential impacts on liquidity, credit quality, sector exposures, delinquency trends, portfolio performance, and broader business performance, while enabling management actions to remain aligned with risk appetite. Particular focus continues to be placed on sectors and clients with elevated exposure to cross-border trade and supply-chain disruption. Portfolios are monitored for delinquency trends, and collections measures are being deployed to mitigate potential impacts to the Bank’s most vulnerable borrowers.
Evolving Cyber Threats
As technology advances, cyber threats continue to evolve in sophistication and scope, which could impact the Bank directly and/or its third-party service providers. These threats manifest as attacks on critical functions or infrastructure, including but not limited to client-facing systems, and may result in financial loss, data theft, regulatory consequences, reputational damage or operational disruption to the Bank. The inherent risk of cyber threats continues to increase as attack surfaces grow with the adoption of new technologies and cloud services. Geopolitical conflicts have increased the severity and frequency of cyber threats and state-sanctioned cyber attacks on critical infrastructure, public facing services and emerging technologies. Advancements in Generative and Agentic AI and Large Language Models (LLM) create additional attack vectors that enable new forms of cyber attacks to commit fraud or exfiltrate sensitive data and personally identifiable information. Recent advancements in frontier AI (e.g., Anthropic’s Claude Mythos Preview) enable rapid identification of complex and previously unknown vulnerabilities, materially increasing exposure across industry technology landscape.
The Bank’s overall cyber security and IT program continues to adapt to the evolving and complex cyber threat landscape. The Bank has made investments in cyber defences, including proactive and adaptive security measures, and IT infrastructure to strengthen its operational resilience. As threat actors look to exploit the weakest link in a system, frequent monitoring of critical suppliers and effective contingency planning helps mitigate the vulnerability to cyber attacks on third parties and safeguards critical assets to ensure business continuity. In response to frontier AI risks, the Bank is transitioning to a real-time, automated security model, with enhanced focus on AI-enabled detection, automated response and prevention, and scalable remediation. The Bank also maintains cyber insurance coverage to help mitigate potential losses linked to cyber incidents. The insurance coverage limit is regularly reviewed and evaluated to ensure it meets the Bank’s needs.

38	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Internal Ratings-Based approach (IRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the IRB approach, the Bank uses internal risk parameter estimates, based on historical experience.
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies and/or based on the counterparty type for non-retail
exposures and product type for retail exposures.
T19 Exposure at Default
(1)

	As at
	July 31, 2026			April 30, 2026	October 31, 2025
($ millions)	IRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn (2)	$439,593	$76,288	$515,881	$515,833	$518,634
Undrawn commitments	103,329	5,489	108,818	93,429	92,574
Other exposures (3)	152,614	33,546	186,160	187,007	171,958
Total non-retail	$695,536	$115,323	$810,859	$796,269	$783,166
Retail (4)
Drawn	$321,334	$108,986	$430,320	$430,520	$433,967
Undrawn commitments	133,711	9,561	143,272	141,661	139,119
Other exposures	–	80	80	77	76
Total retail	$455,045	$118,627	$573,672	$572,258	$573,162
Total	$1,150,581	$233,950	$1,384,531	$1,368,527	$1,356,328
(1)	After credit risk mitigation and excludes equity securities, centralized counterparties, and other assets.
(2)
Non-retail
drawn exposures include loans, deposits with financial institutions, and FVOCI debt securities. Exposures also include guaranteed retail exposures, such as government-guaranteed mortgages and retail loans, as well as privately insured mortgages.

(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(4)	Retail includes residential mortgages, credit cards, lines of credit, other personal loans and small business loans treated as other regulatory retail.
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described in Note 7 of the condensed interim consolidated financial statements. In the prior year, the Bank enhanced certain of its IFRS 9 models, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. Expert credit judgement may be applied in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement is also applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.
The following section provides additional detail on certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 71 for all key variables). Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement.

●
Gross Domestic Product (GDP):
Our base case scenario forecasts U.S. real GDP growth to modestly slow from 2.1% in 2025 to 1.9% in both 2026 and 2027, reflecting a modest downward revision to 2027 growth relative to our previous base case. Household demand is expected to moderate as labour market conditions soften, excess savings are drawn down and high inflation limits growth in real incomes. This is offset by robust business investment, supported by strong
AI-related
expenditures and healthy corporate balance sheets. Canada’s real GDP growth is expected to slow by more than previously expected to 0.8% in 2026 from 1.9% in 2025, largely reflecting a decline in GDP in the first quarter of the year due to temporary factors. Growth is expected to improve thereafter, as these factors reverse and with support from the lagged positive effects of past interest rate cuts and the planned increase in defence and public investment expenditures. The level of real GDP in Canada is lower than in our previous base case over the forecast horizon because of the softer than expected growth in 2026.

Scotiabank Third Quarter Report 2026	39

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Unemployment Rate:
Our base case forecasts a modest downward trend for the U.S. unemployment rate starting at the end of 2026, consistent with the expected improvement in labour market conditions alongside a modest gradual pick-up
in quarterly growth over this period. This unemployment rate profile is nevertheless mildly revised up from the previous base case in the post-2027 period because of weaker economic growth in 2027 that results in a persistently lower level of economic activity and demand for labour. In Canada, weak labour market conditions and strong labour force participation in the early months of 2026 contributed to modestly raise the unemployment rate in the second quarter, but it subsequently trends down as economic growth strengthens. Canada’s unemployment rate stabilizes at a higher level than in our previous base case, consistent with an upward revision to the estimated long-run
equilibrium level for this indicator.

US Unemployment Rate
%
9.0
8.0
7.0
6.0
5.0
4.0
3.0
Range of Estimated Scenarios
Baseline (July 31, 2026)
Baseline (April 30, 2026)
2025 Q2
2025 Q3
2025 Q4
2026 Q1
2026 Q2
2026 Q3
2026 Q4
2027 Q1
2027 Q2
2027 Q3
2027 Q4
2028 Q1
2028 Q2
2028 Q3
2028 Q4
2029 Q1
2029 Q2
2029 Q3
2029 Q4
2030 Q1
2030 Q2
2030 Q3
2030 Q4
2031 Q1

T20 Allowance for credit losses by business line

	As at
($ millions)	July 31 2026	April 30 2026	October 31 2025
Canadian Banking	$3,265	$3,269	$3,104
International Banking	3,732	3,569	4,083
Global Wealth Management	62	59	52
Global Banking and Markets	270	251	223
Other	–	2	1
Allowance for credit losses on loans	$7,329	$7,150	$7,463
Allowance for credit losses on:
Acceptances	1	1	1
Off-balance sheet exposures	202	175	175
Debt securities and deposits with financial institutions	19	18	15
Total Allowance for credit losses	$7,551	$7,344	$7,654
The total allowance for credit losses as at July 31, 2026 was $7,551 million compared to $7,344 million in the prior quarter. The allowance for credit losses ratio was 97 basis points, an increase of one basis point. The allowance for credit losses for loans was $7,329 million compared to $7,150 million in the prior quarter, an increase of $179 million. The impact of foreign currency translation increased the allowance by $117 million.
The allowance for credit losses on performing loans was higher at $4,831 million compared to $4,742 million last quarter. The allowance for performing loans ratio was 65 basis points, an increase of one basis point. The increase was due primarily to the unfavourable macroeconomic outlook impacting the corporate and commercial portfolios, as well as portfolio growth in the Canadian and International Banking portfolios. The impact of foreign currency translation increased the allowance by $60 million.
The allowance for credit losses on impaired loans was higher at $2,498 million compared to $2,408 million last quarter. The allowance for impaired loans ratio was 32 basis points, unchanged from prior quarter. The increase was due primarily to higher provisions in the corporate and International retail portfolio, as well as the impact of foreign currency translation of $57 million.
T21 Impaired loans by business line

	As at
	July 31, 2026			April 30, 2026			October 31, 2025
($ millions)	Gross impaired loans	Allowance for credit losses	Net impaired loans	Gross impaired loans	Allowance for credit losses	Net impaired loans	Gross impaired loans	Allowance for credit losses	Net impaired loans
Canadian Banking	$2,675	$725	$1,950	$2,618	$758	$1,860	$2,279	$667	$1,612
International Banking	4,793	1,700	3,093	4,673	1,594	3,079	4,815	1,653	3,162
Global Wealth Management	101	24	77	96	22	74	92	18	74
Global Banking and Markets	232	49	183	221	34	187	58	3	55
Totals	$7,801	$2,498	$5,303	$7,608	$2,408	$5,200	$7,244	$2,341	$4,903

40	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Impaired loan metrics

	As at
	July 31, 2026	April 30, 2026	October 31, 2025
Net impaired loans as a % of loans and acceptances (1)	0.68%	0.68%	0.63%
Allowance against impaired loans as a % of gross impaired loans (1)	32%	32%	32%
(1)	Refer to Glossary on page 56 for the description of the measure.
Impaired loans
Gross impaired loans as at July 31, 2026 were $7,801 million compared to $7,608 million last quarter. The increase was due primarily to the impact of foreign currency translation and new formations in the Canadian Banking and International retail portfolios. The gross impaired loan ratio increased one basis point to 100 basis points.
Net impaired loans in Canadian Banking were $1,950 million, an increase of $90 million from last quarter, due primarily to higher formations and lower allowances in retail. Net impaired loans in International Banking were $3,093 million, an increase of $14 million from the prior quarter, due primarily to retail formations, partly offset by higher commercial allowances. Net impaired loans in Global Banking and Markets were $183 million, a decrease of $4 million from the prior quarter. Net impaired loans in Global Wealth Management were $77 million, an increase of $3 million from the prior quarter. Net impaired loans as a percentage of loans and acceptances were 0.68%, remaining unchanged from the prior quarter.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2026, these loans amounted to $491 billion or 63% of the Bank’s total loans and acceptances outstanding (April 30, 2026 – $493 billion or 64%). Of these, $391 billion or 80% are real estate secured loans (April 30, 2026 – $392 billion or 80%). The tables below provide more details by portfolio.
Insured and uninsured mortgages and home equity lines of credit
(1)
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.
T22 Insured and uninsured residential mortgages and HELOCs, by geographic areas

	As at July 31, 2026
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$4,905	1.6%	$7,565	2.4%	$12,470	4.0%	$–	–%	$1,144	4.8%	$1,144	4.8%
Quebec	8,032	2.6	14,532	4.7	22,564	7.3	–	–	1,361	5.7	1,361	5.7
Ontario	30,756	9.9	140,692	45.2	171,448	55.1	–	–	13,954	58.0	13,954	58.0
Manitoba & Saskatchewan	4,596	1.4	4,550	1.5	9,146	2.9	–	–	587	2.4	587	2.4
Alberta	13,704	4.4	18,129	5.8	31,833	10.2	–	–	2,426	10.1	2,426	10.1
British Columbia & Territories	10,654	3.4	53,094	17.1	63,748	20.5	–	–	4,588	19.0	4,588	19.0
Canada (4)(5)	$72,647	23.3%	$238,562	76.7%	$311,209	100%	$–	–%	$24,060	100%	$24,060	100%
International	–	–	55,434	100	55,434	100	–	–	–	–	–	–
Total	$72,647	19.8%	$293,996	80.2%	$366,643	100%	$–	–%	$24,060	100%	$24,060	100%
	As at April 30, 2026
Canada (4)(5)	$72,786	23.1%	$242,277	76.9%	$315,063	100%	$–	–%	$23,770	100%	$23,770	100%
International	–	–	53,432	100	53,432	100	–	–	–	–	–	–
Total	$72,786	19.8%	$295,709	80.2%	$368,495	100%	$–	–%	$23,770	100%	$23,770	100%
	As at October 31, 2025
Canada (4)(5)	$70,949	22.7%	$241,182	77.3%	$312,131	100%	$–	–%	$23,493	100%	$23,493	100%
International	–	–	58,060	100	58,060	100	–	–	–	–	–	–
Total	$70,949	19.2%	$299,242	80.8%	$370,191	100%	$–	–%	$23,493	100%	$23,493	100%
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $5,651 (April 30, 2026 – $4,941; October 31, 2025 – $4,392) of which $4,966 are insured (April 30, 2026 – $4,322; October 31, 2025 – $3,767).
(5)	Variable rate mortgages account for 36% (April 30, 2026 – 36%; October 31, 2025 – 34%) of the Bank’s total Canadian residential mortgage portfolio.

Scotiabank Third Quarter Report 2026	41

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages
(1)
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.
T23 Distribution of residential mortgages by amortization periods, and by geographic areas

	As at July 31, 2026
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	34.4%	34.1%	29.6%	0.8%	1.1%	100.0%
International	66.1%	17.5%	15.3%	1.0%	0.1%	100%
	As at April 30, 2026
Canada	34.0%	33.7%	30.6%	0.8%	0.9%	100%
International	66.1%	17.5%	15.3%	1.0%	0.1%	100%
	As at October 31, 2025
Canada	33.7%	34.0%	30.5%	1.1%	0.7%	100%
International	66.1%	17.3%	14.8%	1.8%	0.0%	100%
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
Loan to value ratios
(1)
The Canadian residential mortgage portfolio is 77% uninsured (April 30, 2026 – 77%; October 31, 2025 – 77%). The average loan-to-value
(LTV) ratio of the uninsured portfolio is 56% (April 30, 2026 – 56%; October 31, 2025 – 54%).
The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.
T24 Loan to value ratios

	Uninsured LTV ratios
	For the three months ended July 31, 2026
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada: (3)
Atlantic provinces	61.7%	66.2%
Quebec	61.5	66.6
Ontario	60.4	67.7
Manitoba & Saskatchewan	65.3	65.5
Alberta	64.6	66.8
British Columbia & Territories	60.5	65.7
Canada	61.1%	67.0%
International	71.7%	n/a
	For the three months ended April 30, 2026
Canada	61.1%	66.9%
International	72.4%	n/a
	For the three months ended October 31, 2025
Canada	61.7%	65.2%
International	71.3%	n/a
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive enterprise-wide scenario analyses to assess the impact to the enterprise under different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.

42	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Regional
non-retail
exposures
The Bank’s exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the creditworthiness of the counterparties (60% of the exposures are to investment grade counterparties based on a combination of internal and external ratings (April 30, 2026 – 60%; October 31, 2025 – 61%)). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events during the quarter that materially impacted the Bank’s exposures.
The Bank’s exposure to sovereigns was $56.1 billion as at July 31, 2026 (April 30, 2026 – $59.6 billion; October 31, 2025 – $52.6 billion), $16.7 billion to banks (April 30, 2026 – $15.2 billion; October 31, 2025 – $13.1 billion) and $94.0 billion to corporates (April 30, 2026 – $91.3 billion; October 31, 2025 – $103.8 billion).
In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European
entities whose parent company is domiciled in Europe of $284.1 million as at July 31, 2026 (April 30, 2026 – $282.8 million; October 31, 2025 – $11.8 million).
The Bank’s regional credit exposures are distributed as follows:
T25 Bank’s regional credit exposures distribution

	As at
	July 31, 2026							April 30 2026	October 31 2025
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total	Total
Latin America (5)	$71,834	$11,096	$20,036	$2,063	$105,029	$10,344	$115,373	$115,187	$119,600
Caribbean	8,853	2,506	4,227	26	15,612	2,727	18,339	18,279	17,481
Europe, excluding U.K.	7,747	3,662	9,276	2,596	23,281	11,982	35,263	33,405	27,788
U.K.	5,517	2,870	1,199	2,569	12,155	4,975	17,130	19,053	16,251
Asia	3,384	436	4,266	272	8,358	6,164	14,522	13,875	19,146
Other (6)	2,127	3	230	9	2,369	336	2,705	2,788	7,701
Total	$99,462	$20,573	$39,234	$7,535	$166,804	$36,528	$203,332	$202,587	$207,967
(1)
Allowances for credit losses are $757 million (April 30, 2026 – $689 million; October 31, 2025 – $637 million). Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $15,148 million as at July 31, 2026 (April 30, 2026 – $14,111 million; October 31, 2025 – $14,576 million).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $11,098 million (April 30, 2026 – $11,609 million; October 31, 2025 – $8,978 million) and collateral held against SFT was $179,804 million (April 30, 2026 – $143,206 million; October 31, 2025 – $127,966 million).

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes Mexico, Chile, Peru, Colombia, Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Central America, Middle East and Africa.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. The table below shows the Bank’s VaR by risk factor:
T26 Market Risk Measures

	Average for the three months ended
	July 31, 2026						April 30, 2026		July 31, 2025
Risk factor ($ millions)	As at	Average	High		Low		As at	Average	As At	Average
Credit spread	$7.5	$8.9	$11.1		$6.0		$5.5	$10.1	$9.0	$11.1
Interest rate	10.3	10.6	15.9		7.6		8.5	7.6	10.2	11.2
Equities	8.3	8.1	10.9		5.3		6.4	5.5	4.6	4.1
Foreign exchange	1.4	1.5	3.3		0.7		2.9	1.9	2.8	2.8
Commodities	4.1	3.4	5.2		2.3		4.2	4.8	4.1	3.4
Diversification effect (1)	(17.9)	(19.2)	nm	(2)	nm	(2)	(16.9)	(20.6)	(18.6)	19.5
Total VaR	$13.7	$13.3	$19.4		$9.7		$10.6	$9.3	$12.1	$13.1
(1)
Effective Q2 2026, the combined “Credit spread plus interest rate” risk factor VaR is no longer disclosed. Prior period amounts for “Diversification effect” have been revised to conform with the current period presentation.

(2)	Not meaningful
In the third quarter of 2026, the average
one-day
Total VaR increased due primarily to higher interest rate and equity risk.
There were no trading loss days this quarter. The quality and accuracy of the VaR models is validated by back-testing, which compares daily profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).

Scotiabank Third Quarter Report 2026	43

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-trading
interest rate sensitivity
The following table shows the
pro-forma
pre-tax
impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs, are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.
T27 Structural interest sensitivity

	As at
	July 31, 2026						April 30, 2026		July 31, 2025
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100 bps	$147	$75	$222	$(785)	$(1,051)	$(1,836)	$197	$(1,871)	$137	$(1,559)
-100 bps	(113)	(104)	(217)	740	835	1,575	(189)	1,615	(147)	1,194
During the third quarter of 2026, both interest rate sensitivities remained within the Bank’s approved limits.
The Board approves the risk appetite for structural interest rate risk, and the Asset Liability Committee (ALCO) and Global Risk Management (GRM) provide ongoing governance through structural interest rate risk policies, limits and operating frameworks. Structural interest rate risk reports are reviewed regularly by GRM, ALCO, and the Board.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Non-trading
foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at July 31, 2026, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax
annual earnings by approximately $55 million (April 30, 2026 – $38 million; July 31, 2025 – $44 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars from the Bank’s operations in the U.S. and activities conducted internationally in this currency and from exposures to Latin American currencies.
A similar change in the Canadian dollar as at July 31, 2026, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $446 million (April 30, 2026 – $411 million; July 31, 2025 – $368 million), net of hedging.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are largely related to the activities of Global Banking and Markets, while derivatives captured under non-trading
risk measures comprise those used in asset/liability management. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading
risk measures is provided in the table below.
T28 Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at July 31, 2026	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk		Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$5,908	$5,908	$–		$–	n/a
Trading assets	162,526	161,016	1,510		–	Interest rate, FX
Derivative financial instruments	50,531	46,158	4,373		–	Interest rate, FX, equity
Investment securities	152,681	–	152,681		–	Interest rate, FX, equity
Loans	770,555	–	770,555		–	Interest rate, FX
Assets – other (1)	406,066	498	202,714	(2)	202,854	Interest rate
Total assets	$1,548,267	$213,580	$1,131,833		$202,854
Deposits	$1,006,015	$–	$934,303		$71,712	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	52,864	52,864	–		–	n/a
Obligations related to securities sold short	39,971	39,971	–		–	n/a
Derivative financial instruments	58,344	54,103	4,241		–	Interest rate, FX, equity
Trading liabilities (3)	758	758	–		–	n/a
Pension and other benefit liabilities	1,566	–	1,566		–	Interest rate, credit spread, equity
Liabilities – other (4)	298,127	326	212,431	(2)	85,370	Interest rate
Total liabilities	$1,457,645	$148,022	$1,152,541		$157,082
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Effective Q2 2026, securities purchased under resale agreement and securities sold under repurchase agreements are now classified as non-trading risk.
(3)	Gold and silver certificates and bullion are included in other liabilities.
(4)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

44	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2025	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$5,156	$5,156	$–	$–	n/a
Trading assets	152,223	151,223	1,000	–	Interest rate, FX
Derivative financial instruments	46,531	42,120	4,411	–	Interest rate, FX, equity
Investment securities	149,948	–	149,948	–	Interest rate, FX, equity
Loans	771,045	–	771,045	–	Interest rate, FX
Assets – other (1)	335,139	403	–	334,736	n/a
Total assets	$1,460,042	$198,902	$926,404	$334,736
Deposits	$966,279	$–	$898,495	$67,784	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	47,165	47,165	–	–	n/a
Obligations related to securities sold short	38,104	38,104	–	–	n/a
Derivative financial instruments	56,031	51,586	4,445	–	Interest rate, FX, equity
Trading liabilities (2)	757	757	–	–	n/a
Pension and other benefit liabilities	1,627	–	1,627	–	Interest rate, credit spread, equity
Liabilities – other (3)	261,492	310	–	261,182	n/a
Total liabilities	$1,371,455	$137,922	$904,567	$328,966
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion are included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.
Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined on page 103 of the Bank’s 2025 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.
Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2026 unencumbered liquid assets were $364 billion (October 31, 2025 – $327 billion). Securities, including National Housing Act (NHA) mortgage-backed securities, comprised 83% of liquid assets (October 31, 2025 – 80%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals, were 17% (October 31, 2025 – 20%). The increase in total unencumbered liquid assets was mainly attributable to an increase in Canada government obligations, foreign government obligations, precious metals, and deposits with financial institutions, partly offset by a decrease in NHA mortgage-backed securities, other liquid securities, and cash and deposits with central banks.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at July 31, 2026. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank Third Quarter Report 2026	45

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:
T29 Liquid asset pool

	As at July 31, 2026
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$54,789	$–	$54,789	$–	$5,376	$49,413	$–
Deposits with financial institutions	7,666	–	7,666	–	67	7,599	–
Precious metals	5,908	–	5,908	–	–	5,908	–
Securities:
Canadian government obligations	85,813	37,046	122,859	33,614	–	89,245	–
Foreign government obligations	114,778	165,003	279,781	130,786	–	148,995	–
Other securities	100,084	198,594	298,678	259,647	–	39,031	–
NHA mortgage-backed securities	30,645	–	30,645	6,687	–	23,958	–
Total	$399,683	$400,643	$800,326	$430,734	$5,443	$364,149	$–

	As at October 31, 2025
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$58,825	$–	$58,825	$–	$5,940	$52,885	$–
Deposits with financial institutions	7,142	–	7,142	–	56	7,086	–
Precious metals	5,156	–	5,156	–	–	5,156	–
Securities:
Canadian government obligations	76,593	21,968	98,561	40,032	–	58,529	–
Foreign government obligations	114,232	123,998	238,230	110,822	–	127,408	–
Other securities	93,963	151,055	245,018	201,717	–	43,301	–
NHA mortgage-backed securities	38,813	–	38,813	6,670	–	32,143	–
Total	$394,724	$297,021	$691,745	$359,241	$5,996	$326,508	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:
T30 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at
($ millions)	July 31 2026	October 31 2025
The Bank of Nova Scotia (Parent)	$277,353	$254,103
Bank domestic subsidiaries	40,909	25,017
Bank foreign subsidiaries	45,887	47,388
Total	$364,149	$326,508
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (87% (October 31, 2025 – 85%)) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction. Potential regulatory restrictions on the transferability of liquid assets held in Bank foreign subsidiaries are taken into consideration in the Bank’s liquidity management framework.

46	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets
In the course of the Bank’s
day-to-day
activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:
T31 Asset encumbrance

	As at July 31, 2026
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$54,789	$–	$54,789	$–	$5,376	$49,413	$–
Deposits with financial institutions	7,666	–	7,666	–	67	7,599	–
Precious metals	5,908	–	5,908	–	–	5,908	–
Liquid securities:
Canadian government obligations	85,813	37,046	122,859	33,614	–	89,245	–
Foreign government obligations	114,778	165,003	279,781	130,786	–	148,995	–
Other liquid securities	100,084	198,594	298,678	259,647	–	39,031	–
Other securities	6,673	24,295	30,968	13,994	–	–	16,974
Loans classified as liquid assets:
NHA mortgage-backed securities	30,645	–	30,645	6,687	–	23,958	–
Other loans	746,359	–	746,359	10,413	88,322	19,541	628,083
Other financial assets (4)	333,936	(247,347)	86,589	18,316	–	–	68,273
Non-financial assets	61,616	–	61,616	–	–	–	61,616
Total	$1,548,267	$177,591	$1,725,858	$473,457	$93,765	$383,690	$774,946

	As at October 31, 2025
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$58,825	$–	$58,825	$–	$5,940	$52,885	$–
Deposits with financial institutions	7,142	–	7,142	–	56	7,086	–
Precious metals	5,156	–	5,156	–	–	5,156	–
Liquid securities:
Canadian government obligations	76,593	21,968	98,561	40,032	–	58,529	–
Foreign government obligations	114,232	123,998	238,230	110,822	–	127,408	–
Other liquid securities	93,963	151,055	245,018	201,717	–	43,301	–
Other securities	6,004	18,613	24,617	8,971	–	–	15,646
Loans classified as liquid assets:
NHA mortgage-backed securities	38,813	–	38,813	6,670	–	32,143	–
Other loans	740,719	–	740,719	10,016	79,113	20,157	631,433
Other financial assets (4)	258,925	(182,597)	76,328	16,847	–	–	59,481
Non-financial assets	59,670	–	59,670	–	–	–	59,670
Total	$1,460,042	$133,037	$1,593,079	$395,075	$85,109	$346,665	$766,230
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.
As at July 31, 2026 total encumbered assets of the Bank were $567 billion (October 31, 2025 – $480 billion). Of the remaining $1,159 billion (October 31, 2025 – $1,113 billion) of unencumbered assets, $384 billion (October 31, 2025 – $347 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some
over-the-counter
derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at July 31, 2026 the potential adverse impact on derivatives collateral that would result from a one, two or three-notch downgrade of the Bank’s rating below its lowest current rating was $42 million, $1,030 million or $1,905 million, respectively (October 31, 2025 – $21 million, $1,061 million or $2,013 million).
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings
and its deposits and issuer ratings
(1)
are rated AA+ by Fitch Ratings, Aa2 by Moody’s, AA by Morningstar DBRS and A+ by Standard and Poor’s (S&P). On May 12, 2026, Fitch upgraded the Bank’s deposits and long-term non-bail-inable
senior debt rating by one notch to AA+ from AA following their updates to the global ratings criteria. The Bank’s bail-inable senior debt is rated
AA-
by Fitch Ratings, A2 by Moody’s, AA (low) by Morningstar DBRS and
A-
by S&P. As of July 31, 2026, all rating agencies have a Stable outlook on the Bank and there were no changes made to the Bank’s outlook during the quarter.

(1)
Applicable to long-term
non-bail-inable
senior unsecured debt. Rating classes may differ from rating categories used by rating agencies (e.g., Fitch Issuer Default Rating is AA-, which is the rating assigned to bail-inable debt).

Scotiabank Third Quarter Report 2026	47

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a
30-day
liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.
The following table presents the Bank’s LCR for the quarter ended July 31, 2026, based on the average daily positions in the quarter:
T32 Bank’s average LCR
(1)

For the quarter ended July 31, 2026 ( $ millions ) (2)	Total unweighted Value (Average) (3)	Total weighted Value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$311,181

Cash outflows
Retail deposits and deposits from small business customers, of which:	$271,374	$27,293
Stable deposits	118,470	4,936
Less stable deposits	152,904	22,357
Unsecured wholesale funding, of which:	300,722	123,615
Operational deposits (all counterparties) and deposits in networks of cooperative banks	127,772	30,764
Non-operational deposits (all counterparties)	161,358	81,259
Unsecured debt	11,592	11,592
Secured wholesale funding	*	130,758
Additional requirements, of which:	303,388	84,847
Outflows related to derivative exposures and other collateral requirements	61,762	41,151
Outflows related to loss of funding on debt products	6,122	6,122
Credit and liquidity facilities	235,504	37,574
Other contractual funding obligations	4,036	3,816
Other contingent funding obligations (5)	670,033	10,743
Total cash outflows	*	$381,072

Cash inflows
Secured lending (e.g. reverse repos)	$429,306	$66,248
Inflows from fully performing exposures	38,391	21,729
Other cash inflows	46,121	46,121
Total cash inflows	$513,818	$134,098
		Total adjusted value (6)
Total HQLA	*	$311,181
Total net cash outflows	*	$246,974
Liquidity coverage ratio (%)	*	126%
For the quarter ended April 30, 2026 ($ millions)		Total adjusted value (6)
Total HQLA	*	$290,089
Total net cash outflows	*	$233,382
Liquidity coverage ratio (%)	*	124%
*	Disclosure is not required under regulatory guideline.
(1)	Q3 2026 LCR is calculated in accordance with OSFI’s Revised LAR Guidelines (May 2026). Prior period LCR is calculated in accordance with OSFI’s LAR Guideline (April 2025).
(2)	Based on the average of daily positions of the 64 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR Guideline.
(5)
Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The Bank’s LCR increased by 2% as at July 31, 2026 versus the previous quarter. This was mainly attributable to higher HQLA, partly offset by higher cash outflows from unsecured wholesale funding and credit and liquidity facilities. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.

48	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.
The following table presents the Bank’s NSFR as at July 31, 2026:
T33 Bank’s NSFR
(1)

	Unweighted Value by Residual Maturity				Weighted Value (3)
As at July 31, 2026 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$99,193	$–	$–	$–	$99,193
Regulatory capital	99,193	–	–	–	99,193
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	240,465	76,154	37,805	51,363	366,807
Stable deposits	100,122	25,873	12,692	15,788	147,541
Less stable deposits	140,343	50,281	25,113	35,575	219,266
Wholesale funding:	223,718	432,249	78,232	133,701	345,547
Operational deposits	128,847	–	–	–	64,424
Other wholesale funding	94,871	432,249	78,232	133,701	281,123
Liabilities with matching interdependent assets (4)	–	1,239	1,318	14,340	–
Other liabilities:	35,158	132,429			25,528
NSFR derivative liabilities		13,170
All other liabilities and equity not included in the above categories	35,158	92,316	2,830	24,113	25,528
Total ASF					$837,075
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$29,257
Deposits held at other financial institutions for operational purposes	$2,169	$–	$–	$–	$1,084
Performing loans and securities:	138,321	393,537	108,048	420,502	588,654
Performing loans to financial institutions secured by Level 1 HQLA	1	102,103	2,074	–	6,221
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,959	156,187	12,787	23,929	50,358
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	79,352	102,555	48,678	141,795	263,070
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	886	529	6,076	4,657
Performing residential mortgages, of which:	21,977	31,819	44,289	247,451	233,304
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	21,977	27,758	38,813	212,535	198,856
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	34,032	873	220	7,327	35,701
Assets with matching interdependent liabilities (4)	–	1,239	1,318	14,340	–
Other assets:	7,316	177,986			78,775
Physical traded commodities, including gold	7,316				6,219
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		22,052			18,744
NSFR derivative assets		10,497			–
NSFR derivative liabilities before deduction of variation margin posted		30,994			1,550
All other assets not included in the above categories	–	62,182	–	52,261	52,261
Off-balance sheet items		583,925			22,358
Total RSF					$720,128
Net Stable Funding Ratio (%)					116%
(1)	Q3 2026 NSFR has been disclosed in this document in accordance with OSFI’s Revised LAR Guidelines (May 2026). Prior period NSFR was disclosed in accordance with OSFI’s LAR Guideline (April 2025).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the LAR Guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.

As at April 30, 2026 ($ millions)	Weighted Value (3)
Total ASF	$812,791
Total RSF	700,994
Net stable funding ratio (%)	116%

Scotiabank Third Quarter Report 2026	49

MANAGEMENT’S DISCUSSION & ANALYSIS

Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The Bank’s NSFR was 116% as at July 31, 2026, in line with the previous quarter. This was mainly attributable to higher ASF from retail deposits and deposits from small business customers and wholesale funding, partly offset by higher RSF for performing loans and securities.
Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
The Bank’s core funding is comprised of capital, personal deposits as well as a portion of commercial deposits, particularly those of an operating or relationship nature. As at July 31, 2026, capital and personal deposits amounted to $399 billion (October 31, 2025 – $403 billion). The decrease since October 31, 2025 is due primarily to lower personal deposits. The Bank’s core funding is further augmented by longer-term wholesale debt issuance including senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy. The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through Canada Mortgage and Housing Corporation (CMHC) programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not historically entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, the United Kingdom and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue offerings via its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia, Switzerland, Canada and Norway. The Bank also issues longer-term notes across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares.

50	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
T34 Wholesale funding
(1)

	As at July 31, 2026
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$1,664	$469	$199	$67	$347	$2,746	$295	–	$–	$3,041
Bearer deposit notes, commercial paper and certificate of deposits	7,009	16,038	27,043	25,808	15,828	91,726	1,040	293	120	93,179
Asset-backed commercial paper (3)	3,879	6,970	3,942	–	–	14,791	–	–	–	14,791
Senior notes (4)	97	593	1,714	4,163	394	6,961	3,674	7,353	13,235	31,223
Bail-inable notes (5)	2,238	2,895	4,468	5,625	3,922	19,148	4,147	33,218	26,218	82,731
Asset-backed securities	22	651	60	54	50	837	2,765	890	64	4,556
Covered bonds	–	5,231	2,425	5,949	–	13,605	9,652	19,164	4,687	47,108
Mortgage securitization (6)	–	782	397	133	1,057	2,369	2,750	6,766	4,050	15,935
Subordinated debentures (7)	–	–	–	–	–	–	600	253	8,424	9,277
Total wholesale funding sources	$14,909	$33,629	$40,248	$41,799	$21,598	$152,183	$24,923	$67,937	$56,798	$301,841

Of Which:

Unsecured funding	$11,008	$19,995	$33,424	$35,663	$20,491	$120,581	$9,755	$41,117	$47,997	$219,450
Secured funding	3,901	13,634	6,824	6,136	1,107	31,602	15,168	26,820	8,801	82,391

	As at October 31, 2025
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$1,358	$1,362	$402	$226	$28	$3,376	$–	$281	$–	$3,657
Bearer deposit notes, commercial paper and certificate of deposits	9,364	16,089	23,389	13,655	3,623	66,120	1,278	440	151	67,989
Asset-backed commercial paper (3)	3,299	5,806	4,347	70	–	13,522	–	–	–	13,522
Senior notes (4)	138	77	2,793	2,278	672	5,958	3,796	7,111	13,203	30,068
Bail-inable notes (5)	199	3,835	4,458	3,788	4,877	17,157	14,467	24,033	24,317	79,974
Asset-backed securities	17	644	47	45	651	1,404	816	1,649	79	3,948
Covered bonds	1,447	2,746	3,556	3,023	5,809	16,581	8,320	19,451	2,335	46,687
Mortgage securitization (6)	–	1,343	360	432	782	2,917	2,114	6,676	3,173	14,880
Subordinated debentures (7)	–	1,753	–	55	–	1,808	2	197	8,039	10,046
Total wholesale funding sources	$15,822	$33,655	$39,352	$23,572	$16,442	$128,843	$30,793	$59,838	$51,297	$270,771

Of Which:

Unsecured funding	$11,059	$23,115	$31,042	$20,003	$9,201	$94,420	$19,544	$32,062	$45,709	$191,735
Secured funding	4,763	10,540	8,310	3,569	7,241	34,423	11,249	27,776	5,588	79,036
(1)	Wholesale funding sources exclude obligations related to securities sold under repurchase agreements.
(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in. Includes legacy senior debt, debt issued by international subsidiaries, and structured notes issued to institutional investors.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $364 billion as at July 31, 2026 (October 31, 2025 – $327 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank Third Quarter Report 2026	51

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management
The Bank continues to manage its capital in accordance with the capital management framework and OSFI’s regulatory capital requirements as described on pages 60 to 73 of the Bank’s 2025 Annual Report.
Effective June 19, 2026, OSFI lowered the Domestic Stability Buffer (DSB) from 3.5% to 3.0% of total risk-weighted assets. In addition, OSFI lowered the upper end of the range of the DSB from 4.0% to 3.0%. Updated OSFI minimum regulatory capital ratio requirements, including the
D-SIB
1.0% surcharge and the DSB, are: 11.0%, 12.5% and 14.5% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively. In addition, the Bank is subject to a Basel Committee on Banking Supervision (BCBS) countercyclical buffer requirement of approximately seven basis points.
OSFI guideline for the capital and liquidity treatment of crypto-asset exposures
In February 2025, OSFI published its guideline for the capital and liquidity treatment of crypto-asset exposures, effective for the Bank in the first quarter of 2026. The guideline incorporates the BCBS standards for crypto-asset exposures, as updated in November 2024, and it replaces OSFI’s interim advisory on the regulatory treatment of crypto-asset exposures. In addition, OSFI published final amendments to its Pillar 3 Disclosure Guidelines, incorporating new crypto-asset disclosure requirements also effective the first quarter of fiscal 2026.
Within the guideline, crypto-asset exposures are defined and categorized by type. Regulatory capital treatments for their credit risk, counterparty credit risk and market risk are prescribed. The regulatory capital impacts from the new crypto-asset exposure requirements are not considered material to the Bank as of the third quarter of 2026.
Regulatory capital and total loss absorbing capacity (TLAC) ratios
OSFI’s current regulatory capital, leverage and TLAC requirements are as follows:
T35 Regulatory capital, leverage and TLAC requirements

	As at July 31, 2026
	Minimum	Capital conservation buffer	D-SIB surcharge	Pillar 1 targets	Domestic Stability Buffer	Target including all buffers and surcharges
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.0%	11.0%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.0%	12.5%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.0%	14.5%
Leverage ratio	3.0%	n/a	0.5%	3.5%	n/a	3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%	3.0%	24.5%
TLAC leverage ratio	6.75%	n/a	0.5%	7.25%	n/a	7.25%
T36 Regulatory capital and total loss absorbing capacity ratios

	As at
($ millions)	July 31 2026	April 30 2026	October 31 2025
Common Equity Tier 1 capital (1)	$64,508	$62,972	$62,752
Tier 1 capital (1)	74,494	72,961	72,790
Total regulatory capital (1)	83,483	80,724	80,908
Total loss absorbing capacity (TLAC) (2)	140,919	135,476	138,049
Risk-weighted assets (1)(3)	$492,866	$474,440	$474,453
Capital ratios (%) (1) :
Common Equity Tier 1 capital ratio	13.1	13.3	13.2
Tier 1 capital ratio	15.1	15.4	15.3
Total capital ratio	16.9	17.0	17.1
Total loss absorbing capacity ratio (2)	28.6	28.6	29.1
Leverage (4) :
Leverage exposures	$1,723,928	$1,689,877	$1,622,415
Leverage ratio (%)	4.3	4.3	4.5
Total loss absorbing capacity leverage ratio (%) (2)	8.2	8.0	8.5
(1)
The regulatory capital ratios as at Q3 2026 and Q2 2026 are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2025), whereas, the regulatory capital ratios for Q4 2025 were based on the OSFI Guideline – Capital Adequacy Requirements (November 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	As at July 31, 2026, April 30, 2026 and October 31, 2025, the Bank did not have a regulatory capital floor add-on to risk-weighted assets (RWA) for CET1, Tier 1, Total Capital and TLAC RWA.
(4)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank’s CET1 capital ratio was 13.1% as at July 31, 2026, down 20 basis points from the prior quarter. This decrease reflects RWA increases from business growth and the recall of a synthetic risk transfer securitization, coupled with share repurchases, partly offset by the favourable impact of earnings less dividends.
The Bank’s Tier 1 capital and Total capital ratios were 15.1% and 16.9% respectively, as at July 31, 2026, a decrease of 30 basis points and 10 basis points respectively from the prior quarter.
The Leverage ratio was 4.3% as at July 31, 2026, unchanged from the prior quarter, primarily as higher leverage exposure was offset by higher capital.
As at July 31, 2026, the CET1, Tier 1, Total capital, and Leverage ratios were well above OSFI’s minimum capital ratios. The TLAC and TLAC Leverage ratios were 28.6% and 8.2% respectively, well above OSFI’s minimum requirements.

52	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Continuity of Common Equity Tier 1 ratio
(1)

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements.
Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $64.5 billion as at July 31, 2026, an increase of $1.5 billion from the prior quarter. The impact was driven by favourable changes in accumulated other comprehensive income of $1.7 billion, earnings less dividends of $1.4 billion, offset by share buybacks net of issuances of $1.0 billion and higher regulatory capital deductions of $0.6 billion.
Risk-weighted assets
CET1 risk-weighted assets (RWA) was $492.9 billion compared to $474.4 billion, an increase of $18.5 billion from the prior quarter. This increase was driven by credit risk RWA increases of $11.0 billion primarily from organic business growth and the recall of a synthetic risk transfer securitization as well as foreign exchange impact on RWA of $7.1 billion. Market risk ($0.3 billion) and operational risk ($0.1 billion) account for minor RWA increases.
Normal Course Issuer Bid
On April 2, 2026, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved the Bank’s normal course issuer bid (the “2026 NCIB”) to repurchase for cancellation up to 15 million of the Bank’s common shares. Purchases under the 2026 NCIB commenced on April 7, 2026. The 2026 NCIB will terminate upon the earlier of: (i) the Bank purchasing 15 million common shares under the 2026 NCIB, (ii) the Bank providing notice of termination, or (iii) April 6, 2027.
On May 28, 2025, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2025 NCIB”) pursuant to which it may repurchase for cancellation up to 20 million of the Bank’s common shares. The 2025 NCIB commenced on May 30, 2025, and terminated on April 6, 2026. From commencement of the 2025 NCIB until termination on April 6, 2026, the Bank repurchased and cancelled all of the 20 million common shares at an average price of $90.47 per share for a total amount of $1,846 million, including tax.
During the quarter ended July 31, 2026, the Bank repurchased and cancelled approximately 8.6 million common shares at an average price of $116.89 per share for a total of $1,031 million, including tax. Cumulatively under the 2026 NCIB and 2025 NCIB, during the nine months ended July 31, 2026, the Bank repurchased and canceled approximately 19.9 million common shares at an average price of $107.42 per share for a total of $2,182 million, including tax.
Common dividend
The Board of Directors, at its meeting on August 24, 2026, approved a dividend of $1.14 per share. This quarterly dividend is payable to shareholders of record as of October 6, 2026, on October 28, 2026.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 168 of the Bank’s 2025 Annual Report.
Management’s judgement on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgements can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 90 of the Bank’s 2025 Annual Report).
Total derivative notional amounts were $13,136 billion as at July 31, 2026, compared to $12,350 billion as at April 30, 2026 (October 31, 2025 – $12,671 billion). The quarterly increase was due to the impact of foreign currency translation and higher volume of interest rate contracts. The total notional amount of over-the-counter
derivatives was $11,982 billion compared to $11,428 billion as at April 30, 2026 (October 31, 2025 – $11,716 billion), of which $9,125 billion was settled through central counterparties as at July 31, 2026 (April 30, 2026 – $8,702 billion; October 31, 2025 – $9,175 billion). The credit equivalent amount, which takes into account offsetting liabilities and collateral from master netting arrangements, was $34 billion, compared to $38 billion at April 30, 2026. The decrease was primarily attributable to the impact of lower exposure to foreign exchange, commodities and equity contracts partly offset by an increase in foreign currency translation.

Scotiabank Third Quarter Report 2026	53

MANAGEMENT’S DISCUSSION & ANALYSIS

Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations, guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 73 to 75 of the Bank’s 2025 Annual Report and Note 13 and Note 14 in the audited consolidated financial statements.
Structured entities
The Bank sponsors a total of three Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the three Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA) or a liquidity agreement (LA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA or LA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $9.3 billion as of July 31, 2026 (October 31, 2025 – $8.6 billion). As of July 31, 2026, total commercial paper outstanding for these conduits was $7.6 billion (October 31, 2025 – $7 billion). Funded assets purchased and held by these conduits as of July 31, 2026, as reflected at amortized cost, were $7.5 billion (October 31, 2025 – $7.0 billion). Other than the changes noted above, there has been no significant change in the composition or risk profile of these conduits since October 31, 2025.
Securitizations
The Bank purchases and/or originates commercial mortgage loans for unrelated borrowers and sells these loans to unaffiliated and unconsolidated structured entities. These entities securitize the underlying commercial mortgage loans and issue commercial mortgage-backed securities (“CMBS”) to investors, transferring substantially all of the credit risk associated with the underlying loans. In certain securitization transactions, the Bank retains an interest in the securitization to comply with U.S. credit risk retention requirements. During the quarter ended July 31, 2026, the Bank sold and derecognized commercial mortgage loans with a carrying value of U.S.$403 million (CAD $565 million) through CMBS securitization transactions. As at July 31, 2026, the Bank held risk retention interests with a carrying value of U.S.$11 million (CAD $15 million).
Regulatory Developments
The Bank continues to monitor global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Regulatory Developments section in the Bank’s 2025 Annual Report. Updates during the quarter are as follows:
Chile Tax Reform
On April 22, 2026 the Chilean Government announced a tax reform, which includes a gradual income tax rate reduction from 27% to 23% by 2029. The impact of these proposed tax measures has not been recognized in the Bank’s financial results as at July 31, 2026 as they are not substantively enacted. The Bank continues to monitor the progress and currently does not anticipate the impact of this change to be material to its financial results.
Accounting Policies and Controls
Accounting policies and estimates
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34
Interim Financial Reporting
, using the same accounting policies as described in Note 3 of the audited consolidated financial statements in the 2025 Annual Report.
The preparation of financial statements requires management to make estimates, assumptions and apply judgements that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. For more information on the Bank’s significant accounting estimates, assumptions and judgements, refer to Note 2 of the condensed interim consolidated financial statements and Note 2 of the audited consolidated financial statements in the 2025 Annual Report.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 4 of the audited consolidated financial statements in the 2025 Annual Report.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended July 31, 2026, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2025 Annual Report. All transactions with related parties continued to be at market terms and conditions.

54	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data
T37 Shares and other instruments

July 31, 2026	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$21,899		$1.14		1,218,812	n/a

NVCC Additional Tier 1 Securities (3)(5)	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes	U.S. $	1,250	U.S. $	17.0513		6.672	1,250
Limited Recourse Capital Notes Series 1 (6)		$1,250		$14.9675		5.987	1,250
Limited Recourse Capital Notes Series 2	U.S. $	600	U.S. $	9.0625		3.625	600
Limited Recourse Capital Notes Series 3		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4	U.S. $	750	U.S. $	21.5625		8.625	750
Limited Recourse Capital Notes Series 5	U.S. $	750	U.S. $	20.0000		8.000	750
Limited Recourse Capital Notes Series 6	U.S. $	1,000	U.S. $	18.3750		7.350	1,000
Limited Recourse Capital Notes Series 7	U.S. $	1,000	U.S. $	17.1875		6.875	1,000

NVCC Subordinated Debentures (3)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due December 2025 (7)					U.S. $	–	4.500
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due December 2032					JPY	33,000	1.800
Subordinated debentures due August 2033						$1,000	5.679
Subordinated debentures due December 2033					JPY	12,000	1.830
Subordinated debentures due August 2034						$1,000	4.959
Subordinated debentures due August 2036						$1,250	4.223
Subordinated debentures due May 2037					U.S. $	1,250	4.588

Other	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (8)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							8,904
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on August 25, 2026. The Board of Directors, at its meeting on August 24, 2026, approved a dividend payable on October 28, 2026 to shareholders of record as of October 6, 2026.

(2)	As at August 14, 2026, the number of outstanding common shares and options were 1,218,830 thousand and 8,886 thousand, respectively.
(3)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 20 and 23 of the audited consolidated financial statements in the 2025 Annual Report for further details. The maximum number of common shares issuable on conversion of NVCC subordinated debentures and NVCC Subordinated additional Tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes as at July 31, 2026 would be 4,707 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(4)	Distributions per face amount of $1,000 or U.S. $1,000 semi-annually or quarterly, as applicable.
(5)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(6)
On July 24, 2026, the interest rate on BNS’s $1.25 billion Fixed Rate Resetting Limited Recourse Capital Notes, Series 1 was reset from 3.7% to 5.987% per-annum for the five-year period commencing on July 27, 2026, to but excluding, July 27, 2031.

(7)	On December 16, 2025, all U.S. $1,250 million of outstanding 4.500% subordinated debentures matured. The principal plus accrued interest were paid to noteholders on the maturity date.
(8)	These securities have exchange features. Refer to Table 33 in the Bank’s 2025 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 20, 23 and 25 of the audited consolidated financial statements in the 2025 Annual Report.

Scotiabank Third Quarter Report 2026	55

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance for Credit Losses Ratio:
The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Impaired Loans Ratio:
The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Performing Loans Ratio:
The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance against Impaired Loans as a % of Gross Impaired Loans:
The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA):
Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM):
Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Attributed Capital:
The amount of common equity allocated to each operating segment is referred to as attributed capital. The attribution of capital within each operating segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each operating segment. The Bank attributes capital to its business lines to approximate 11.5% of the OSFI Q1 2026 common equity capital requirements.
Bankers’ Acceptances (BAs):
Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point (bps):
A unit of measure defined as
one-hundredth
of one percent.
Book Value per Common Share:
Common shareholders’ equity divided by the number of outstanding common shares at the end of the period.
Canadian Overnight Repo Rate Average (CORRA):
CORRA measures the cost of overnight general collateral funding in Canadian dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expense by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.
Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

56	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.
Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Net Interest Margin:
Net interest margin is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets.
Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Non-Viability
Contingent Capital (NVCC):
In order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest
expenses.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
This ratio represents
non-interest
expenses as a percentage of total revenue. Management uses the productivity ratio as a measure of the Bank’s efficiency.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and
off-balance
sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio is calculated using PCL on impaired loans, acceptances and off-balance
sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2025). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Basel III Framework. In addition, the Bank uses the standardized approach to calculate market risk capital and operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.
Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.
Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Scotiabank Third Quarter Report 2026	57

MANAGEMENT’S DISCUSSION & ANALYSIS

Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Taxable Equivalent Basis (TEB):
Under the TEB methodology,
tax-exempt
income earned on certain securities and associated corporations was grossed-up
to an equivalent before tax basis. Corresponding increases were made to the income tax expense; hence, there was no impact on the segment’s net income. The elimination of the TEB gross-up
was recorded in the Other segment, resulting in no impact on the consolidated results.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall change in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Trading-Related Revenue:
This measure consists of net interest income and
non-interest
income. Included are unrealized gains and losses on trading security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from trading securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded.
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

58	Scotiabank Third Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent.
Sovereign:
Defined as a debt obligation of a sovereign, central bank, multi development banks and public sector entities (PSEs) as defined in the OSFI Guideline – Capital Adequacy Requirements (November 2025).
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure
Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has higher risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to U.S. $150 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel III Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2023, the capital floor add-on
is determined under the Basel III Framework by comparing RWA generated for internally modelled and standardized portfolios to RWA calculated under a fully standardized approach at the required capital floor calibration. A shortfall to the capital floor RWA requirement is added to the Bank’s RWA.

Scotiabank Third Quarter Report 2026	59

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

61	Condensed Interim Consolidated Financial Statements

66	Notes to the Condensed Interim Consolidated Financial Statements

	66	Note 1 - Reporting entity

	66	Note 2 - Basis of preparation

	66	Note 3 - Material accounting policies

	66	Note 4 - Future accounting developments

	66	Note 5 - Cash and deposits with financial institutions

	67	Note 6 - Investment securities

	68	Note 7 - Loans, impaired loans and allowance for credit losses

	79	Note 8 - Investments in associates

79	Note 9 - Deposits

80	Note 10 - Capital and financing transactions

81	Note 11 - Capital management

81	Note 12 - Share-based payments

81	Note 13 - Employee benefits

82	Note 14 - Operating segments

84	Note 15 - Interest income and expense

84	Note 16 - Earnings per share

84	Note 17 - Fair value of financial instruments

90	Note 18 - Corporate income taxes

90	Note 19 - Acquisitions and divestitures

60	Scotiabank Third Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2026	April 30 2026	October 31 2025
Assets
Cash and deposits with financial institutions	5	$62,455	$79,301	$65,967
Precious metals		5,908	10,200	5,156
Trading assets
Securities		154,667	149,705	140,844
Loans		6,450	6,537	8,487
Other		1,409	1,447	2,892
		162,526	157,689	152,223
Securities purchased under resale agreements and securities borrowed		273,638	253,177	203,008
Derivative financial instruments		50,531	46,709	46,531
Investment securities	6	152,681	149,806	149,948
Loans
Residential mortgages	7	366,643	368,495	370,191
Personal loans	7	108,016	108,355	110,567
Credit cards	7	16,365	16,040	18,045
Business and government	7	286,860	271,694	279,705
		777,884	764,584	778,508
Allowance for credit losses	7(c)	7,329	7,150	7,463
		770,555	757,434	771,045
Other
Customers’ liability under acceptances, net of allowance		161	155	177
Property and equipment		5,564	5,314	4,881
Investments in associates	8	8,198	7,660	6,317
Goodwill and other intangible assets		16,012	15,970	16,169
Deferred tax assets		3,100	3,136	3,253
Other assets		36,938	34,970	35,367
		69,973	67,205	66,164
Total assets		$1,548,267	$1,521,521	$1,460,042
Liabilities
Deposits
Personal	9	$298,070	$295,240	$301,718
Business and government	9	668,662	644,305	627,667
Financial institutions	9	39,283	41,944	36,894
		1,006,015	981,489	966,279
Financial instruments designated at fair value through profit or loss	17(a)	52,864	48,629	47,165
Other
Acceptances		162	157	178
Obligations related to securities sold short		39,971	38,064	38,104
Derivative financial instruments		58,344	56,854	56,031
Obligations related to securities sold under repurchase agreements and securities lent		226,261	238,663	189,144
Subordinated debentures	10	6,919	5,766	7,692
Other liabilities		67,109	63,317	66,862
		398,766	402,821	358,011
Total liabilities		1,457,645	1,432,939	1,371,455
Equity
Common equity
Common shares	10	21,899	22,002	22,067
Retained earnings		60,391	59,876	58,916
Accumulated other comprehensive income (loss)		(3,020)	(4,604)	(3,826)
Other reserves		(58)	(52)	(230)
Total common equity		79,212	77,222	76,927
Preferred shares and other equity instruments	10	9,939	9,939	9,939
Total equity attributable to equity holders of the Bank		89,151	87,161	86,866
Non-controlling interests in subsidiaries		1,471	1,421	1,721
Total equity		90,622	88,582	88,587
Total liabilities and equity		$1,548,267	$1,521,521	$1,460,042
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2026	61

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Revenue
Interest income (1)
Loans		$10,744	$10,131	$10,859	$31,285	$33,318
Securities		1,790	1,652	1,921	5,103	6,078
Securities purchased under resale agreements and securities borrowed		985	829	717	2,616	1,994
Deposits with financial institutions		508	483	623	1,449	1,997
	15	14,027	13,095	14,120	40,453	43,387
Interest expense
Deposits		7,479	6,989	8,075	21,675	25,430
Subordinated debentures		68	67	93	211	295
Other		614	518	459	1,598	1,726
	15	8,161	7,574	8,627	23,484	27,451
Net interest income		5,866	5,521	5,493	16,969	15,936
Non-interest income
Card revenues		235	205	228	692	669
Banking services fees		455	455	500	1,392	1,498
Credit fees		383	315	314	1,025	931
Mutual funds		754	696	641	2,170	1,883
Brokerage fees		436	405	353	1,254	1,055
Investment management and trust		312	304	292	918	866
Underwriting and advisory fees		430	229	234	909	703
Non-trading foreign exchange		266	267	228	784	708
Trading revenues		468	439	463	1,610	1,523
Net gain on sale of investment securities		13	14	22	46	60
Net income from investments in associated corporations		222	222	157	633	429
Insurance service results		141	135	119	398	365
Other fees and commissions		491	415	388	1,324	1,201
Other		63	215	54	(106)	111
		4,669	4,316	3,993	13,049	12,002
Total revenue		10,535	9,837	9,486	30,018	27,938
Provision for credit losses		1,079	1,217	1,041	3,472	3,601
		9,456	8,620	8,445	26,546	24,337
Non-interest expenses
Salaries and employee benefits		3,049	2,779	2,662	8,769	8,012
Premises and technology		882	835	807	2,516	2,421
Depreciation and amortization		398	410	405	1,193	1,201
Communications		88	91	89	271	289
Advertising and business development		201	179	169	565	484
Professional		199	177	212	535	646
Business and capital taxes		155	165	177	499	532
Other		584	553	568	1,696	3,105
		5,556	5,189	5,089	16,044	16,690
Income before taxes		3,900	3,431	3,356	10,502	7,647
Income tax expense	18	947	799	829	2,618	2,095
Net income		$2,953	$2,632	$2,527	$7,884	$5,552
Net income attributable to non-controlling interests in subsidiaries		45	37	80	94	(18)
Net income attributable to equity holders of the Bank		$2,908	$2,595	$2,447	$7,790	$5,570
Preferred shareholders and other equity instrument holders		130	127	134	389	391
Common shareholders		$2,778	$2,468	$2,313	$7,401	$5,179
Earnings per common share (in dollars)
Basic	16	$2.27	$2.01	$1.84	$6.02	$4.14
Diluted	16	2.27	2.00	1.84	6.00	4.02
Dividends paid per common share (in dollars)		1.14	1.10	1.10	3.34	3.22
(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $13,753 for the three months ended July 31, 2026 (April 30, 2026 – $12,848; July 31, 2025 – $13,883) and for the nine months ended July 31, 2026 – $39,726 (July 31, 2025 – $42,403).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

62	Scotiabank Third Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Net income	$2,953	$2,632	$2,527	$7,884	$5,552
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	1,854	(586)	479	1,233	277
Net gains (losses) on hedges of net investments in foreign operations	(569)	86	(410)	(321)	(554)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	23	(5)	15	1	(2)
Net gains (losses) on hedges of net investments in foreign operations	(159)	23	(114)	(93)	(155)
	1,421	(518)	168	1,004	(120)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(717)	(776)	(692)	(1,671)	612
Reclassification of net (gains) losses to net income	697	531	935	1,688	(228)
Income tax expense (benefit):
Net gains (losses) in fair value	(184)	(211)	(191)	(447)	152
Reclassification of net (gains) losses to net income	170	147	246	463	(64)
	(6)	(181)	188	1	296
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	863	(1,083)	96	(133)	2,414
Reclassification of net (gains) losses to net income	(812)	322	(572)	(739)	(1,668)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	243	(366)	2	(49)	728
Reclassification of net (gains) losses to net income	(228)	158	(117)	(187)	(523)
	36	(553)	(361)	(636)	541
Net changes in finance income/(expense) from insurance contracts:
Net finance income/(expense) from insurance contracts	(8)	–	–	(4)	3
Income tax expense (benefit)	–	–	–	1	–
	(8)	–	–	(5)	3
Other comprehensive income (loss) from investments in associates	(11)	(63)	43	(61)	91
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	443	64	270	775	275
Income tax expense (benefit)	123	15	65	223	74
	320	49	205	552	201
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	12	23	20	38	73
Income tax expense (benefit)	(8)	2	(2)	(9)	24
	20	21	22	47	49
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(171)	413	(562)	(4)	(314)
Income tax expense (benefit)	(48)	115	(156)	(1)	(87)
	(123)	298	(406)	(3)	(227)
Other comprehensive income (loss) from investments in associates	(22)	1	–	(34)	7
Other comprehensive income (loss)	1,627	(946)	(141)	865	841
Comprehensive income (loss)	$4,580	$1,686	$2,386	$8,749	$6,393
Comprehensive income (loss) attributable to non-controlling interests	86	7	58	151	(14)
Comprehensive income (loss) attributable to equity holders of the Bank	4,494	1,679	2,328	8,598	6,407
Preferred shareholders and other equity instrument holders	130	127	134	389	391
Common shareholders	$4,364	$1,552	$2,194	$8,209	$6,016
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2026	63

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

	For the nine months ended July 31, 2026
			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2025	$22,067	$58,916	$(2,851)	$42	$398	$(1,140)	$(275)	$(230)	$76,927	$9,939	$86,866	$1,721	$88,587
Net income	–	7,401	–	–	–	–	–	–	7,401	389	7,790	94	7,884
Other comprehensive income (loss)	–	–	972	2	56	(644)	422	–	808	–	808	57	865
Total comprehensive income	$–	$7,401	$972	$2	$56	$(644)	$422	$–	$8,209	$389	$8,598	$151	$8,749
Shares/instruments issued	196	–	–	–	–	–	–	(15)	181	–	181	–	181
Shares repurchased/redeemed	(364)	(1,818)	–	–	–	–	–	–	(2,182)	–	(2,182)	–	(2,182)
Dividends and distributions paid to equity holders	–	(4,101)	–	–	–	–	–	–	(4,101)	(389)	(4,490)	(69)	(4,559)
Share-based payments (3)	–	–	–	–	–	–	–	9	9	–	9	–	9
Other	–	(7)	(3)	–	–	–	1	178	169	–	169	(332)	(163)
Balance as at July 31, 2026	$21,899	$60,391	$(1,882)	$44	$454	$(1,784)	$148	$(58)	$79,212	$9,939	$89,151	$1,471	$90,622

	For the nine months ended July 31, 2025
			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2024	$22,054	$57,751	$(3,559)	$(491)	$339	$(2,197)	$(239)	$(68)	$73,590	$8,779	$82,369	$1,707	$84,076
Net income	–	5,179	–	–	–	–	–	–	5,179	391	5,570	(18)	5,552
Other comprehensive income (loss)	–	–	(133)	295	50	544	81	–	837	–	837	4	841
Total comprehensive income	$–	$5,179	$(133)	$295	$50	$544	$81	$–	$6,016	$391	$6,407	$(14)	$6,393
Shares/instruments issued	94	–	–	–	–	–	–	(6)	88	1,453	1,541	–	1,541
Shares repurchased/redeemed	(59)	(186)	–	–	–	–	–	–	(245)	(1,688)	(1,933)	–	(1,933)
Dividends and distributions paid to equity holders	–	(4,008)	–	–	–	–	–	–	(4,008)	(391)	(4,399)	(63)	(4,462)
Share-based payments (3)	–	–	–	–	–	–	–	13	13	–	13	–	13
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	–	(22)	–	–	–	–	–	–	(22)	–	(22)	–	(22)
Other	–	(11)	–	–	–	–	–	(163)	(174)	–	(174)	51	(123)
Balance as at July 31, 2025	$22,089	$58,703	$(3,692)	$(196)	$389	$(1,653)	$(158)	$(224)	$75,258	$8,544	$83,802	$1,681	$85,483
(1)	Includes undistributed retained earnings of $80 (July 31, 2025 – $75) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3)	Represents amounts on account of share-based payments (refer to Note 12).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

64	Scotiabank Third Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2026	July 31 2025	July 31 2026	July 31 2025
Cash flows from operating activities
Net income	$2,953	$2,527	$7,884	$5,552
Adjustment for:
Net interest income	(5,866)	(5,493)	(16,969)	(15,936)
Depreciation and amortization	398	405	1,193	1,201
Provision for credit losses	1,079	1,041	3,472	3,601
Equity-settled share-based payment expense	(1)	2	9	13
Net gain on sale of investment securities	(13)	(22)	(46)	(60)
Net (gain)/loss on divestitures	–	(23)	434	1,374
Net income from investments in associated corporations	(222)	(157)	(633)	(429)
Income tax expense	947	829	2,618	2,095
Changes in operating assets and liabilities:
Trading assets	(2,066)	(7,000)	(10,289)	(6,066)
Securities purchased under resale agreements and securities borrowed	(14,926)	7,982	(69,655)	15,586
Loans	(7,544)	(4,615)	(18,042)	(2,982)
Deposits	13,689	1,418	60,931	6,605
Obligations related to securities sold short	1,485	(1,921)	1,830	(501)
Obligations related to securities sold under repurchase agreements and securities lent	(18,136)	3,382	36,639	(8,826)
Net derivative financial instruments	(1,201)	(4,925)	(1,832)	4,604
Other, net	7,245	6,565	1,410	(6,948)
Interest and dividends received	13,945	14,103	40,482	43,932
Interest paid	(7,788)	(8,855)	(23,626)	(28,440)
Income tax paid	(785)	(860)	(2,666)	(2,779)
Net cash from/(used in) operating activities	(16,807)	4,383	13,144	11,596
Cash flows from investing activities
Interest-bearing deposits with financial institutions	19,750	(4,826)	2,858	(3,343)
Purchase of investment securities	(22,029)	(14,403)	(67,725)	(57,082)
Proceeds from sale and maturity of investment securities	21,551	19,575	61,157	60,475
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	(17)	–	(1,256)	(2,637)
Property and equipment, net of disposals	(127)	(69)	(483)	(197)
Other, net	(83)	(109)	(24)	(308)
Net cash from/(used in) investing activities	19,045	168	(5,473)	(3,092)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	1,250	–	1,250	–
Redemption of subordinated debentures	–	(250)	(1,786)	(250)
Proceeds from preferred shares and other equity instruments issued	–	–	–	1,453
Redemption of preferred shares and other equity instruments	–	(1,688)	–	(1,688)
Proceeds from common shares issued	56	10	196	94
Common shares purchased for cancellation	(1,011)	(240)	(2,138)	(240)
Cash dividends and distributions paid	(1,521)	(1,501)	(4,490)	(4,399)
Distributions to non-controlling interests	(17)	(16)	(69)	(63)
Payment of lease liabilities	(82)	(76)	(230)	(225)
Other, net	129	84	(391)	(873)
Net cash from/(used in) financing activities	(1,196)	(3,677)	(7,658)	(6,191)
Effect of exchange rate changes on cash and cash equivalents	184	38	60	1
Net change in cash and cash equivalents	1,226	912	73	2,314
Cash and cash equivalents at beginning of period (1)	9,103	10,808	10,256	9,406
Cash and cash equivalents at end of period (1)	$10,329	$11,720	$10,329	$11,720
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2026	65

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, using the same accounting policies as described in Note 3 of the audited consolidated financial statements in the 2025 Annual Report.
These condensed interim consolidated financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements in the 2025 Annual Report.
The condensed interim consolidated financial statements for the quarter ended July 31, 2026 have been approved by the Board of Directors for issue on August 25, 2026.
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgements
The preparation of financial statements requires management to make estimates, assumptions and apply judgements that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. The areas requiring estimates, assumptions and judgements are consistent with those disclosed in Note 2 of the audited consolidated financial statements in the 2025 Annual Report. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.
Currently, there continues to be uncertainty surrounding U.S. trade policies and the impact of tariffs as well as geopolitical developments, including the conflict in the Middle East and its impact on global commodity markets. This results in increased measurement uncertainty for estimates used in financial reporting. In particular, the allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions, and techniques that require a high degree of judgement and is heavily dependent on the forecast of macroeconomic variables. Due to the ongoing uncertainty surrounding the macroeconomic environment, estimates and valuation models applied based on conditions and information existing as at July 31, 2026 may be significantly different from the actual outcome.

3.	Material accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2025 included in the 2025 Annual Report.
The material accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those as described in Note 3 of the audited consolidated financial statements in the 2025 Annual Report.

4.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2025 Annual Report.

5.	Cash and deposits with financial institutions

	As at
($ millions)	July 31 2026		April 30 2026		October 31 2025
Cash and non-interest-bearing deposits with financial institutions	$10,329		$9,103		$10,256
Interest-bearing deposits with financial institutions	52,126		70,198		55,711
Total	$62,455	(1)	$79,301	(1)	$65,967	(1)
(1)	Net of allowances of $3 (April 3 0 , 2026 – $3; October 31, 2025 – $4).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $6,024 million (April 30, 2026 – $5,720 million; October 31, 2025 – $6,759 million) and are included above.

66	Scotiabank Third Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	July 31 2026	April 30 2026	October 31 2025
Debt investment securities measured at FVOCI	$128,066	$125,491	$123,732
Debt investment securities measured at amortized cost	22,221	21,988	23,722
Equity investment securities designated at FVOCI	402	313	398
Equity investment securities measured at FVTPL	1,969	2,012	2,073
Debt investment securities measured at FVTPL	23	2	23
Total investment securities	$152,681	$149,806	$149,948
(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at July 31, 2026 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$24,893	$90	$192	$24,791
Canadian provincial and municipal debt	24,258	93	256	24,095
U.S. treasury and other U.S. agency debt	48,608	73	805	47,876
Other foreign government debt	28,336	230	299	28,267
Other debt	3,059	10	32	3,037
Total	$129,154	$496	$1,584	$128,066

As at April 30, 2026 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$23,492	$107	$156	$23,443
Canadian provincial and municipal debt	24,000	144	151	23,993
U.S. treasury and other U.S. agency debt	47,400	242	552	47,090
Other foreign government debt	27,698	230	215	27,713
Other debt	3,261	15	24	3,252
Total	$125,851	$738	$1,098	$125,491

As at October 31, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$22,815	$359	$64	$23,110
Canadian provincial and municipal debt	20,490	430	77	20,843
U.S. treasury and other U.S. agency debt	49,111	483	558	49,036
Other foreign government debt	27,570	358	202	27,726
Other debt	3,007	31	21	3,017
Total	$122,993	$1,661	$922	$123,732
(b) Debt investment securities measured at amortized cost

	As at
	July 31, 2026		April 30, 2026		October 31, 2025
($ millions)	Fair value	Carrying value (1)	Fair value	Carrying value (1)	Fair value	Carrying value (1)
Canadian federal and provincial government issued or guaranteed debt	$5,792	$5,759	$5,733	$5,698	$5,553	$5,467
U.S. treasury and other U.S. agency debt	13,471	14,190	13,596	14,114	15,178	15,758
Other foreign government debt	1,967	1,968	1,907	1,906	2,285	2,281
Corporate debt	307	304	274	270	223	216
Total	$21,537	$22,221	$21,510	$21,988	$23,239	$23,722

(1)	Balances are net of allowances, which are $1 (April 30, 2026 – $2; October 31, 2025 – $1).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c) Equity investment securities designated at fair value through other comprehensive income (FVOCI)

As at July 31, 2026 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$233	$170	$1	$402
Total	$233	$170	$1	$402

As at April 30, 2026 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$154	$160	$1	$313
Total	$154	$160	$1	$313

As at October 31, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$178	$221	$1	$398
Total	$178	$221	$1	$398
Dividend income earned on equity securities designated at FVOCI of $1 million for the three months ended July 31, 2026 (April 30, 2026 – $8 million; July 31, 2025 – $1 million) and for the nine months ended July 31, 2026 – $9 million (July 31, 2025 – $46 million) has been recognized in interest income.
During the three months ended July 31, 2026, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $6 million (April 30, 2026 – $87 million; July 31, 2025 – $25 million) and for the nine months ended July 31, 2026 – $93 million (July 31, 2025 – $1,839 million) for economic reasons and according to its investment strategy. This has resulted in a realized gain of $0.1 million in the three months ended July 31,
2026 (April 30, 2026 – realized gain of
$87 million; July 31,
2025 – realized loss of
$27 million) and for the nine months ended July 31, 2026 – realized gain of $87 million (July 31,
2025 – realized gain of
$512 million).

7.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	July 31, 2026
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$366,643	$1,495	$365,148
Personal loans	108,016	2,272	105,744
Credit cards	16,365	1,157	15,208
Business and government	286,860	2,405	284,455
Total	$777,884	$7,329	$770,555

	As at
	April 30, 2026			October 31, 2025
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$368,495	$1,450	$367,045	$370,191	$1,460	$368,731
Personal loans	108,355	2,254	106,101	110,567	2,432	108,135
Credit cards	16,040	1,166	14,874	18,045	1,355	16,690
Business and government	271,694	2,280	269,414	279,705	2,216	277,489
Total	$764,584	$7,150	$757,434	$778,508	$7,463	$771,045

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Impaired loans
(1)

	As at
	July 31, 2026
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$3,058	$850	$2,208
Personal loans	945	556	389
Credit cards	–	–	–
Business and government	3,798	1,092	2,706
Total	$7,801	$2,498	$5,303
By geography:
Canada	$2,876	$784	$2,092
United States	119	9	110
Mexico	1,526	551	975
Peru	759	389	370
Chile	1,467	366	1,101
Other international	1,054	399	655
Total	$7,801	$2,498	$5,303

	As at
	April 30, 2026			October 31, 2025
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,904	$841	$2,063	$2,903	$840	$2,063
Personal loans	975	566	409	1,071	604	467
Credit cards	–	–	–	–	–	–
Business and government	3,729	1,001	2,728	3,270	897	2,373
Total	$7,608	$2,408	$5,200	$7,244	$2,341	$4,903
By geography:
Canada	$2,798	$796	$2,002	$2,416	$683	$1,733
United States	124	13	111	–	–	–
Mexico	1,515	570	945	1,494	535	959
Peru	739	367	372	823	400	423
Chile	1,452	344	1,108	1,420	332	1,088
Other international	980	318	662	1,091	391	700
Total	$7,608	$2,408	$5,200	$7,244	$2,341	$4,903

(1)	Interest income recognized on impaired loans during the three months ended July 31, 2026 was $78 (April 30, 2026 – $29; October 31, 2025 – $23).
(c) Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of a set of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates, and house price indices, which are closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgement both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events, up to the date of the financial statements. As required under IFRS 9, the allowance for credit losses at each reporting period must be based on inputs, assumptions and information available up to that date.
The Bank has generated a forward-looking base case scenario and three alternative forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected loss provisioning models. Given the uncertainty surrounding U.S. trade policies and the direction of tariffs, the scenarios as of July 31, 2026 have varying assumptions of imposed tariffs. The base case scenario assumes tariffs announced and implemented, avoiding speculation on future announcements, including potential trade deals and tariff pauses. Differing assumptions are reflected in the alternative scenarios described below. As new information comes to light in the future, the scenarios and assumptions will be updated accordingly.
The higher tariff landscape and tensions in the Middle East are still impacting our base case. Our working assumptions are that in coming months, CUSMA negotiations will conclude with only a mild impact on effective tariff rates, and that conditions in the Middle East improve sufficiently for commodity prices and transportation costs to start easing. The Canadian economic outlook now features a more pronounced deceleration in 2026, mostly because GDP in the first quarter of this year recorded a mild decline due to temporary factors. GDP growth is expected to strengthen thereafter with the reversal of these factors, alongside a diminishing impact on growth from higher tariffs, lagged effects from past interest rate cuts, and planned increases in defen
c
e and public infrastructure spending. Economic growth in the U.S. is projected to slow modestly from 2025 to 2026-2027, as the expected moderation in household expenditures will be largely offset by robust growth in business investment, mostly AI-related and supported by healthy corporate balance sheets. Monetary policy paths are still expected to diverge across the two economies, reflecting differing economic conditions and inflation pressures. By mid-2027, the Bank of Canada is expected to raise its policy rate by a cumulative 75 basis points while the Federal Reserve is expected to reduce its policy rate by 50 basis points.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario features a negative demand-type shock with globally tighter financial conditions, weaker growth and inflation, and lower monetary policy rates than in the base case scenario. It also assumes a combination of U.S. imposed tariffs on world economies, including an effective tariff of
7.5%
on imports from Canada and Mexico, while facing no retaliation from these countries. The very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. Ongoing geopolitical events in Iran also contribute to this stagflation impulse through higher prices for oil and other commodities. This scenario also assumes U.S. imposed tariffs with a magnitude about three times that of the pessimistic scenario. Under this scenario, all countries retaliate. This will result in higher inflation, requiring central banks to raise their policy rates to higher levels than in the base case to bring inflation under control, which will dampen economic activity.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at July 31, 2026	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.7	2.0	2.7	2.8	-1.1	2.6	-4.6	3.2
Consumer price index, y/y %	2.6	1.8	2.8	2.1	2.0	1.6	6.1	2.1
Unemployment rate, average %	6.4	6.1	6.0	5.2	7.7	6.8	10.6	7.4
Bank of Canada overnight rate target, average %	2.8	2.9	3.1	3.6	2.1	2.3	3.6	3.5
HPI - Housing Price Index, y/y % change	-2.3	5.1	-1.6	6.2	-6.5	5.7	-9.8	5.2
USD/CAD exchange rate, average	1.33	1.29	1.32	1.27	1.40	1.27	1.48	1.29
U.S.
Real GDP growth, y/y % change	1.7	2.3	2.2	3.2	-1.1	3.1	-4.0	3.6
Consumer price index, y/y %	3.2	2.3	3.5	2.6	3.4	2.2	7.1	2.5
Target federal funds rate, upper limit, average %	3.4	3.2	3.8	3.7	3.4	2.8	4.3	3.9
Unemployment rate, average %	4.2	4.1	4.1	3.7	5.7	4.6	8.0	4.9
Mexico
Real GDP growth, y/y % change	1.2	1.8	1.6	2.5	-1.4	2.3	-4.7	3.0
Unemployment rate, average %	3.2	3.6	3.1	3.1	3.9	3.7	6.1	4.5
Chile
Real GDP growth, y/y % change	3.2	2.1	4.6	2.9	0.7	2.7	-3.5	3.6
Unemployment rate, average %	7.8	7.3	7.5	6.8	9.1	7.5	11.4	8.0
Peru
Real GDP growth, y/y % change	3.1	2.8	4.6	3.8	0.4	3.4	-1.2	3.9
Unemployment rate, average %	5.6	6.0	5.1	5.0	6.8	6.4	10.6	7.6
Caribbean
Real GDP growth, y/y % change	3.6	4.0	4.0	4.8	1.6	4.5	-0.1	5.0
Global
WTI oil price, average USD/bbl	79	69	85	81	68	62	127	73
Copper price, average USD/lb	5.89	6.37	6.07	6.91	5.43	6.24	5.93	6.22
Global GDP, y/y % change	3.0	2.8	3.7	3.7	0.7	3.4	-1.9	3.9

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at April 30, 2026	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.6	2.0	2.6	2.9	-1.0	2.6	-4.4	3.3
Consumer price index, y/y %	3.1	1.9	3.3	2.4	2.6	1.7	6.5	2.1
Unemployment rate, average %	6.4	5.9	5.9	4.5	7.6	6.5	10.4	7.1
Bank of Canada overnight rate target, average %	2.8	2.9	3.1	3.7	2.1	2.4	3.5	3.5
HPI - Housing Price Index, y/y % change	-1.6	4.7	-0.9	6.2	-5.6	5.3	-8.9	4.8
USD/CAD exchange rate, average	1.34	1.30	1.33	1.28	1.40	1.28	1.48	1.30
U.S.
Real GDP growth, y/y % change	1.6	2.4	2.2	3.3	-1.1	3.1	-3.9	3.6
Consumer price index, y/y %	3.0	2.4	3.2	2.8	3.2	2.3	6.8	2.6
Target federal funds rate, upper limit, average %	3.6	3.4	3.8	4.0	3.5	3.0	4.4	4.1
Unemployment rate, average %	4.3	4.0	4.1	3.6	5.7	4.5	8.1	4.8
Mexico
Real GDP growth, y/y % change	0.9	1.9	1.3	2.6	-1.6	2.4	-4.8	3.1
Unemployment rate, average %	3.5	3.8	3.3	3.3	4.2	3.9	6.5	4.8
Chile
Real GDP growth, y/y % change	2.5	2.1	3.3	3.0	0.1	2.7	-4.0	3.7
Unemployment rate, average %	8.1	7.3	7.9	6.8	9.3	7.5	11.6	8.0
Peru
Real GDP growth, y/y % change	3.3	2.7	4.4	3.5	0.7	3.2	-0.8	3.8
Unemployment rate, average %	5.8	6.0	5.4	5.1	6.9	6.4	10.9	7.5
Caribbean
Real GDP growth, y/y % change	3.7	4.0	4.1	4.7	1.8	4.4	-0.6	4.9
Global
WTI oil price, average USD/bbl	85	69	89	83	74	63	130	74
Copper price, average USD/lb	5.39	5.86	5.51	6.38	4.99	5.74	5.41	5.72
Global GDP, y/y % change	2.4	2.8	3.2	3.7	0.3	3.4	-2.3	3.9

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at October 31, 2025	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.2	2.2	2.4	3.1	-1.1	2.7	-4.4	3.4
Consumer price index, y/y %	1.9	2.2	2.1	2.7	1.4	2.0	5.0	2.4
Unemployment rate, average %	7.0	5.8	6.6	4.7	8.2	6.4	11.2	7.0
Bank of Canada overnight rate target, average %	2.3	2.8	2.8	3.7	2.1	2.4	3.1	3.3
HPI - Housing Price Index, y/y % change	1.9	6.2	2.6	7.7	-2.0	6.7	-5.1	6.2
USD/CAD exchange rate, average	1.32	1.30	1.31	1.29	1.37	1.29	1.45	1.30
U.S.
Real GDP growth, y/y % change	1.4	2.3	1.9	3.2	-1.0	3.0	-3.7	3.5
Consumer price index, y/y %	2.6	2.5	2.7	2.8	2.7	2.4	6.0	2.7
Target federal funds rate, upper limit, average %	3.3	3.0	3.5	3.5	3.2	2.7	3.9	3.6
Unemployment rate, average %	4.5	4.3	4.4	4.0	5.8	4.8	8.1	5.2
Mexico
Real GDP growth, y/y % change	-0.2	2.2	0.6	2.9	-2.4	2.6	-5.5	3.3
Unemployment rate, average %	3.3	3.7	3.2	3.1	3.9	3.8	6.1	4.6
Chile
Real GDP growth, y/y % change	2.4	2.0	3.5	2.8	0.3	2.6	-3.7	3.5
Unemployment rate, average %	7.9	6.7	7.7	6.4	9.0	6.9	11.2	7.3
Peru
Real GDP growth, y/y % change	2.9	3.1	4.1	4.0	0.6	3.6	-1.0	4.1
Unemployment rate, average %	5.7	6.1	5.3	5.2	6.7	6.5	10.5	7.6
Colombia
Real GDP growth, y/y % change	2.9	2.5	4.0	3.4	0.7	3.0	-1.0	3.5
Unemployment rate, average %	10.3	9.9	10.0	9.1	12.0	10.5	18.9	12.5
Caribbean
Real GDP growth, y/y % change	3.7	4.0	4.4	4.7	1.6	4.4	-0.6	4.9
Global
WTI oil price, average USD/bbl	60	66	64	78	53	61	45	56
Copper price, average USD/lb	4.19	4.68	4.29	5.03	3.92	4.60	3.61	4.47
Global GDP, y/y % change	2.2	2.7	3.0	3.5	0.3	3.2	-2.2	3.7

(iii)	Sensitivity
Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $5,040 million (April 30, 2026 – $4,936 million; October 31, 2025 – $5,313 million) from $4,726 million (April 30, 2026 – $4,644 million; October 31, 2025 – $5,018 million).
The Bank enhanced certain of its IFRS 9 models in the prior year, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. If the Bank was to apply a probability weighted average of its two pessimistic scenarios for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $649 million higher than the reported allowance for credit losses as at July 31, 2026 (April 30, 2026 – $591 million; October 31, 2025 – $786 million), excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under our current probability-weighted scenarios, if all performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $800 million (April 30, 2026 – $807 million; October 31, 2025 – $801 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2025	Provision for credit losses (1)	Net write- offs	Other, including foreign currency adjustment	Balance as at July 31, 2026
Residential mortgages	$1,460	$189	$(99)	$(55)	$1,495
Personal loans	2,432	1,380	(1,271)	(269)	2,272
Credit cards	1,355	893	(913)	(178)	1,157
Business and government	2,392	1,004	(561)	(227)	2,608
	$7,639	$3,466	$(2,844)	$(729)	$7,532
Presented as:
Allowance for credit losses on loans	$7,463				$7,329
Allowance for credit losses on acceptances (2)	1				1
Allowance for credit losses on off-balance sheet exposures (3)	175				202
(1)	Excludes amounts associated with other assets of $6. The provision for credit losses, net of these amounts, is $3,472.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

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($ millions)	Balance as at November 1, 2024	Provision for credit losses (1)	Net write- offs	Other, including foreign currency adjustment	Balance as at July 31, 2025
Residential mortgages	$1,208	$270	$(72)	$24	$1,430
Personal loans	2,319	1,499	(1,353)	(78)	2,387
Credit cards	1,160	1,029	(942)	3	1,250
Business and government	2,036	817	(466)	(83)	2,304
	$6,723	$3,615	$(2,833)	$(134)	$7,371
Presented as:
Allowance for credit losses on loans	$6,536				$7,197
Allowance for credit losses on acceptances (2)	1				1
Allowance for credit losses on off-balance sheet exposures (3)	186				173
(1)	Excludes amounts associated with other assets and reversal of impairment losses of $(14). The provision for credit losses, net of these amounts, is $3,601.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at July 31, 2026
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$209	$436	$850	$1,495
Personal loans	578	1,138	556	2,272
Credit cards	263	894	–	1,157
Business and government	733	580	1,092	2,405
Total (1)	$1,783	$3,048	$2,498	$7,329
(1)	Excludes allowance for credit losses of $222 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$196	$424	$840	$1,460
Personal loans	613	1,215	604	2,432
Credit cards	338	1,017	–	1,355
Business and government	713	606	897	2,216
Total (1)	$1,860	$3,262	$2,341	$7,463
(1)	Excludes allowance for credit losses of $191 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at July 31, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$185	$447	$798	$1,430
Personal loans	564	1,223	600	2,387
Credit cards	309	941	–	1,250
Business and government	699	595	836	2,130
Total (1)	$1,757	$3,206	$2,234	$7,197
(1)	Excludes allowance for credit losses of $189 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended
	July 31, 2026				July 31, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$190	$419	$841	$1,450	$178	$452	$748	$1,378
Provision for credit losses
Remeasurement (1)	(51)	57	50	56	(73)	21	118	66
Newly originated or purchased financial assets	11	–	–	11	11	–	–	11
Derecognition of financial assets and maturities	(2)	(9)	–	(11)	(2)	(10)	–	(12)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	67	(61)	(6)	–	80	(64)	(16)	–
Stage 2	(9)	52	(43)	–	(10)	69	(59)	–
Stage 3	–	(25)	25	–	–	(26)	26	–
Gross write-offs	–	–	(45)	(45)	–	–	(39)	(39)
Recoveries	–	–	7	7	–	–	7	7
Foreign exchange and other movements	3	3	21	27	1	5	13	19
Balance at end of period	$209	$436	$850	$1,495	$185	$447	$798	$1,430
Personal loans
Balance at beginning of period	$558	$1,130	$566	$2,254	$534	$1,228	$617	$2,379
Provision for credit losses
Remeasurement (1)	(166)	225	332	391	(136)	201	318	383
Newly originated or purchased financial assets	87	–	–	87	94	–	–	94
Derecognition of financial assets and maturities	(25)	(27)	–	(52)	(23)	(34)	–	(57)
Changes in models and methodologies	–	–	–	–	3	(4)	–	(1)
Transfer to (from):
Stage 1	152	(148)	(4)	–	146	(142)	(4)	–
Stage 2	(36)	65	(29)	–	(54)	87	(33)	–
Stage 3	(1)	(111)	112	–	(2)	(115)	117	–
Gross write-offs	–	–	(504)	(504)	–	–	(508)	(508)
Recoveries	–	–	74	74	–	–	85	85
Foreign exchange and other movements	9	4	9	22	2	2	8	12
Balance at end of period	$578	$1,138	$556	$2,272	$564	$1,223	$600	$2,387
Credit cards
Balance at beginning of period	$250	$916	$–	$1,166	$292	$943	$–	$1,235
Provision for credit losses
Remeasurement (1)	(50)	123	187	260	(67)	168	188	289
Newly originated or purchased financial assets	20	–	–	20	41	–	–	41
Derecognition of financial assets and maturities	(7)	(5)	–	(12)	(10)	(12)	–	(22)
Changes in models and methodologies	–	–	–	–	2	(3)	–	(1)
Transfer to (from):
Stage 1	69	(69)	–	–	86	(86)	–	–
Stage 2	(24)	24	–	–	(39)	39	–	–
Stage 3	–	(101)	101	–	–	(102)	102	–
Gross write-offs	–	–	(342)	(342)	–	–	(368)	(368)
Recoveries	–	–	54	54	–	–	73	73
Foreign exchange and other movements	5	6	–	11	4	(6)	5	3
Balance at end of period	$263	$894	$–	$1,157	$309	$941	$–	$1,250
Total retail loans
Balance at beginning of period	$998	$2,465	$1,407	$4,870	$1,004	$2,623	$1,365	$4,992
Provision for credit losses
Remeasurement (1)	(267)	405	569	707	(276)	390	624	738
Newly originated or purchased financial assets	118	–	–	118	146	–	–	146
Derecognition of financial assets and maturities	(34)	(41)	–	(75)	(35)	(56)	–	(91)
Changes in models and methodologies	–	–	–	–	5	(7)	–	(2)
Transfer to (from):
Stage 1	288	(278)	(10)	–	312	(292)	(20)	–
Stage 2	(69)	141	(72)	–	(103)	195	(92)	–
Stage 3	(1)	(237)	238	–	(2)	(243)	245	–
Gross write-offs	–	–	(891)	(891)	–	–	(915)	(915)
Recoveries	–	–	135	135	–	–	165	165
Foreign exchange and other movements	17	13	30	60	7	1	26	34
Balance at end of period	$1,050	$2,468	$1,406	$4,924	$1,058	$2,611	$1,398	$5,067
Non-retail loans:
Business and government
Balance at beginning of period	$829	$625	$1,001	$2,455	$820	$611	$836	$2,267
Provision for credit losses
Remeasurement (1)	(126)	22	297	193	(50)	69	213	232
Newly originated or purchased financial assets	410	–	–	410	308	–	–	308
Derecognition of financial assets and maturities	(347)	(58)	(12)	(417)	(245)	(40)	(9)	(294)
Changes in models and methodologies	82	49	–	131	–	–	–	–
Transfer to (from):
Stage 1	37	(37)	–	–	29	(29)	–	–
Stage 2	(16)	16	–	–	(21)	21	–	–
Stage 3	–	(8)	8	–	(1)	(13)	14	–
Gross write-offs	–	–	(192)	(192)	–	–	(210)	(210)
Recoveries	–	–	11	11	–	–	12	12
Foreign exchange and other movements	14	10	(8)	16	5	3	(20)	(12)
Balance at end of period including off-balance sheet exposures	$883	$619	$1,105	$2,607	$845	$622	$836	$2,303
Less: Allowance for credit losses on off-balance sheet exposures (2)	(150)	(39)	(13)	(202)	(146)	(27)	–	(173)
Balance at end of period (2)	$733	$580	$1,092	$2,405	$699	$595	$836	$2,130
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

74	Scotiabank Third Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at and for the nine months ended
	July 31, 2026				July 31, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$196	$424	$840	$1,460	$165	$398	$645	$1,208
Provision for credit losses
Remeasurement (1)	(178)	145	224	191	(172)	123	319	270
Newly originated or purchased financial assets	32	–	–	32	36	–	–	36
Derecognition of financial assets and maturities	(6)	(28)	–	(34)	(6)	(23)	–	(29)
Changes in models and methodologies	–	–	–	–	(2)	(14)	9	(7)
Transfer to (from):
Stage 1	201	(178)	(23)	–	196	(156)	(40)	–
Stage 2	(29)	180	(151)	–	(33)	189	(156)	–
Stage 3	–	(75)	75	–	–	(75)	75	–
Gross write-offs	–	–	(117)	(117)	–	–	(91)	(91)
Recoveries	–	–	18	18	–	–	19	19
Foreign exchange and other movements (2)	(7)	(32)	(16)	(55)	1	5	18	24
Balance at end of period	$209	$436	$850	$1,495	$185	$447	$798	$1,430
Personal loans
Balance at beginning of period	$613	$1,215	$604	$2,432	$544	$1,154	$621	$2,319
Provision for credit losses
Remeasurement (1)	(473)	687	1,057	1,271	(464)	797	1,079	1,412
Newly originated or purchased financial assets	262	–	–	262	288	–	–	288
Derecognition of financial assets and maturities	(68)	(85)	–	(153)	(66)	(110)	–	(176)
Changes in models and methodologies	–	–	–	–	3	(33)	5	(25)
Transfer to (from):
Stage 1	445	(435)	(10)	–	457	(445)	(12)	–
Stage 2	(116)	201	(85)	–	(160)	249	(89)	–
Stage 3	(3)	(335)	338	–	(6)	(361)	367	–
Gross write-offs	–	–	(1,488)	(1,488)	–	–	(1,583)	(1,583)
Recoveries	–	–	217	217	–	–	230	230
Foreign exchange and other movements (2)	(82)	(110)	(77)	(269)	(32)	(28)	(18)	(78)
Balance at end of period	$578	$1,138	$556	$2,272	$564	$1,223	$600	$2,387
Credit cards
Balance at beginning of period	$338	$1,017	$–	$1,355	$288	$872	$–	$1,160
Provision for credit losses
Remeasurement (1)	(189)	466	600	877	(218)	571	652	1,005
Newly originated or purchased financial assets	60	–	–	60	99	–	–	99
Derecognition of financial assets and maturities	(24)	(20)	–	(44)	(33)	(32)	–	(65)
Changes in models and methodologies	–	–	–	–	–	(10)	–	(10)
Transfer to (from):
Stage 1	223	(223)	–	–	269	(269)	–	–
Stage 2	(71)	71	–	–	(96)	96	–	–
Stage 3	–	(312)	312	–	–	(284)	284	–
Gross write-offs	–	–	(1,075)	(1,075)	–	–	(1,106)	(1,106)
Recoveries	–	–	162	162	–	–	164	164
Foreign exchange and other movements (2)	(74)	(105)	1	(178)	–	(3)	6	3
Balance at end of period	$263	$894	$–	$1,157	$309	$941	$–	$1,250
Total retail loans
Balance at beginning of period	$1,147	$2,656	$1,444	$5,247	$997	$2,424	$1,266	$4,687
Provision for credit losses
Remeasurement (1)	(840)	1,298	1,881	2,339	(854)	1,491	2,050	2,687
Newly originated or purchased financial assets	354	–	–	354	423	–	–	423
Derecognition of financial assets and maturities	(98)	(133)	–	(231)	(105)	(165)	–	(270)
Changes in models and methodologies	–	–	–	–	1	(57)	14	(42)
Transfer to (from):
Stage 1	869	(836)	(33)	–	922	(870)	(52)	–
Stage 2	(216)	452	(236)	–	(289)	534	(245)	–
Stage 3	(3)	(722)	725	–	(6)	(720)	726	–
Gross write-offs	–	–	(2,680)	(2,680)	–	–	(2,780)	(2,780)
Recoveries	–	–	397	397	–	–	413	413
Foreign exchange and other movements (2)	(163)	(247)	(92)	(502)	(31)	(26)	6	(51)
Balance at end of period	$1,050	$2,468	$1,406	$4,924	$1,058	$2,611	$1,398	$5,067
Non-retail loans:
Business and government
Balance at beginning of period	$854	$640	$897	$2,391	$739	$508	$788	$2,035
Provision for credit losses
Remeasurement (1)	(205)	248	900	943	(52)	259	603	810
Newly originated or purchased financial assets	1,091	–	–	1,091	983	–	–	983
Derecognition of financial assets and maturities	(937)	(209)	(20)	(1,166)	(856)	(93)	(28)	(977)
Changes in models and methodologies	82	49	–	131	–	–	–	–
Transfer to (from):
Stage 1	91	(91)	–	–	92	(92)	–	–
Stage 2	(46)	46	–	–	(59)	62	(3)	–
Stage 3	–	(33)	33	–	(3)	(23)	26	–
Gross write-offs	–	–	(598)	(598)	–	–	(513)	(513)
Recoveries	–	–	37	37	–	–	47	47
Foreign exchange and other movements (2)	(47)	(31)	(144)	(222)	1	1	(84)	(82)
Balance at end of period including off-balance sheet exposures	$883	$619	$1,105	$2,607	$845	$622	$836	$2,303
Less: Allowance for credit losses on off-balance sheet exposures (3)	(150)	(39)	(13)	(202)	(146)	(27)	–	(173)
Balance at end of period (3)	$733	$580	$1,092	$2,405	$699	$595	$836	$2,130
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Includes impact of divested operations.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Third Quarter Report 2026	75

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at July 31, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$220,338	$2,979	$–	$223,317	$219,905	$3,983	$–	$223,888
Low	85,951	3,410	–	89,361	83,755	4,820	–	88,575
Medium	15,788	10,129	–	25,917	15,870	8,618	–	24,488
High	2,400	5,844	–	8,244	3,002	6,007	–	9,009
Very high	7	2,941	–	2,948	48	3,170	–	3,218
Loans not graded (2)	13,283	515	–	13,798	16,937	1,173	–	18,110
Default	–	–	3,058	3,058	–	–	2,903	2,903
Total	$337,767	$25,818	$3,058	$366,643	$339,517	$27,771	$2,903	$370,191
Allowance for credit losses	209	436	850	1,495	196	424	840	1,460
Carrying value	$337,558	$25,382	$2,208	$365,148	$339,321	$27,347	$2,063	$368,731
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at July 31, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$31,474	$150	$–	$31,624	$31,009	$202	$–	$31,211
Low	21,269	734	–	22,003	21,075	751	–	21,826
Medium	13,037	38	–	13,075	12,886	78	–	12,964
High	8,797	5,366	–	14,163	10,331	5,659	–	15,990
Very high	45	2,163	–	2,208	35	2,651	–	2,686
Loans not graded (2)	22,007	1,991	–	23,998	22,465	2,354	–	24,819
Default	–	–	945	945	–	–	1,071	1,071
Total	$96,629	$10,442	$945	$108,016	$97,801	$11,695	$1,071	$110,567
Allowance for credit losses	578	1,138	556	2,272	613	1,215	604	2,432
Carrying value	$96,051	$9,304	$389	$105,744	$97,188	$10,480	$467	$108,135
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at July 31, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$2,687	$1	$–	$2,688	$2,646	$2	$–	$2,648
Low	2,819	3	–	2,822	3,171	11	–	3,182
Medium	4,289	17	–	4,306	4,792	26	–	4,818
High	2,325	1,802	–	4,127	3,210	1,942	–	5,152
Very high	12	1,166	–	1,178	20	1,204	–	1,224
Loans not graded (1)	819	425	–	1,244	582	439	–	1,021
Default	–	–	–	–	–	–	–	–
Total	$12,951	$3,414	$–	$16,365	$14,421	$3,624	$–	$18,045
Allowance for credit losses	263	894	–	1,157	338	1,017	–	1,355
Carrying value	$12,688	$2,520	$–	$15,208	$14,083	$2,607	$–	$16,690
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at July 31, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$134,786	$193	$–	$134,979	$126,681	$255	$–	$126,936
Low	22,045	42	–	22,087	22,102	71	–	22,173
Medium	7,066	7	–	7,073	9,569	13	–	9,582
High	2,177	368	–	2,545	4,047	631	–	4,678
Very high	3	259	–	262	14	351	–	365
Loans not graded (1)	9,451	2,235	–	11,686	9,039	2,049	–	11,088
Default	–	–	–	–	–	–	–	–
Carrying value	$175,528	$3,104	$–	$178,632	$171,452	$3,370	$–	$174,822
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

76	Scotiabank Third Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at July 31, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$389,285	$3,323	$–	$392,608	$380,241	$4,442	$–	$384,683
Low	132,084	4,189	–	136,273	130,103	5,653	–	135,756
Medium	40,180	10,191	–	50,371	43,117	8,735	–	51,852
High	15,699	13,380	–	29,079	20,590	14,239	–	34,829
Very high	67	6,529	–	6,596	117	7,376	–	7,493
Loans not graded (2)	45,560	5,166	–	50,726	49,023	6,015	–	55,038
Default	–	–	4,003	4,003	–	–	3,974	3,974
Total	$622,875	$42,778	$4,003	$669,656	$623,191	$46,460	$3,974	$673,625
Allowance for credit losses	1,050	2,468	1,406	4,924	1,147	2,656	1,444	5,247
Carrying value	$621,825	$40,310	$2,597	$664,732	$622,044	$43,804	$2,530	$668,378
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at July 31, 2026				As at October 31, 2025
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$148,716	$892	$–	$149,608	$138,789	$1,482	$–	$140,271
Non-investment grade	120,397	6,026	–	126,423	121,999	7,169	–	129,168
Watch list	6	4,283	–	4,289	7	4,468	–	4,475
Loans not graded (2)	2,717	25	–	2,742	2,485	36	–	2,521
Default	–	–	3,798	3,798	–	–	3,270	3,270
Total	$271,836	$11,226	$3,798	$286,860	$263,280	$13,155	$3,270	$279,705
Allowance for credit losses	733	580	1,092	2,405	713	606	897	2,216
Carrying value	$271,103	$10,646	$2,706	$284,455	$262,567	$12,549	$2,373	$277,489
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments– Business and government	As at July 31, 2026				As at October 31, 2025
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$265,216	$1,001	$–	$266,217	$242,637	$1,101	$–	$243,738
Non-investment grade	61,233	1,620	–	62,853	60,136	1,841	–	61,977
Watch list	–	788	–	788	–	1,007	–	1,007
Loans not graded (2)	4,581	1	–	4,582	4,593	1	–	4,594
Default	–	–	73	73	–	–	31	31
Total	$331,030	$3,410	$73	$334,513	$307,366	$3,950	$31	$311,347
Allowance for credit losses	150	39	13	202	141	34	–	175
Carrying value	$330,880	$3,371	$60	$334,311	$307,225	$3,916	$31	$311,172
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at July 31, 2026				As at October 31, 2025
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$413,932	$1,893	$–	$415,825	$381,426	$2,583	$–	$384,009
Non-investment grade	181,630	7,646	–	189,276	182,135	9,010	–	191,145
Watch list	6	5,071	–	5,077	7	5,475	–	5,482
Loans not graded (2)	7,298	26	–	7,324	7,078	37	–	7,115
Default	–	–	3,871	3,871	–	–	3,301	3,301
Total	$602,866	$14,636	$3,871	$621,373	$570,646	$17,105	$3,301	$591,052
Allowance for credit losses	883	619	1,105	2,607	854	640	897	2,391
Carrying value	$601,983	$14,017	$2,766	$618,766	$569,792	$16,465	$2,404	$588,661
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Third Quarter Report 2026	77

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired. In cases where borrowers have opted to participate in payment deferral programs, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	As at July 31, 2026
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,413	$644	$–	$2,057
Personal loans	558	268	–	826
Credit cards	215	157	360	732
Business and government	280	69	–	349
Total	$2,466	$1,138	$360	$3,964

	As at April 30, 2026
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,352	$642	$–	$1,994
Personal loans	580	283	–	863
Credit cards	232	162	361	755
Business and government	163	126	–	289
Total	$2,327	$1,213	$361	$3,901

	As at October 31, 2025
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,603	$767	$–	$2,370
Personal loans	691	353	–	1,044
Credit cards	289	189	430	908
Business and government	238	104	–	342
Total	$2,821	$1,413	$430	$4,664
(1)	Loans up to 30 days past due are not presented in this analysis as they are not administratively considered past due.
(2)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	July 31 2026	April 30 2026	October 31 2025
Unpaid principal balance (1)	$206	$204	$224
Credit-related fair value adjustments	(19)	(19)	(24)
Carrying value	187	185	200
Stage 3 allowance	–	–	(1)
Carrying value net of related allowance	$187	$185	$199
(1)	Represents principal amount owed net of write-offs.

78	Scotiabank Third Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					July 31 2026	April 30 2026	October 31 2025
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value	Carrying value
KeyCorp (2)	United States	Banking	14.9%	June 30, 2026	$4,398	$4,277	$4,379
Davivienda Group S.A. (3)	Colombia	Banking	20.3%	March 31, 2026	1,724	1,425	–
Bank of Xi’an Co. Ltd. (4)	China	Banking	18.1%	March 31, 2026	833	786	729
Maduro & Curiel’s Bank N.V. (5)	Curacao	Banking	48.1%	June 30, 2026	608	575	570
(1)	Represents the date of the most recent financial statements.
(2)
Based on the quoted price on the New York Stock Exchange, the market value of the Bank’s Investment in KeyCorp was $4,987 (April 30, 2026 – $4,793; October 31, 2025 – $4,018). The Bank has significant influence over KeyCorp through a combination of its ownership interest and board representation. During the period, dividends received from KeyCorp of $45 were recognized as a reduction in the carrying value of the investment in associate.

(3)
On December 1, 2025, the Bank completed the sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. in exchange for 20.3% ownership interest in the combined Davivienda Group S.A. The Bank’s ownership consists of 14.99% voting common shares and the remainder in non-voting
preferred shares. There is no quoted market price for the common shares. Following the closing, the investment was recognized at a fair value of $1,370 million as the Bank has significant influence over Davivienda Group S.A. given its board representation and ownership interest. Refer to Note 19 for further details.

(4)
Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $613 (April 30, 2026 – $591; October 31, 2025 – $617). The Bank has significant influence over the Bank of Xi’an Co. Ltd. through a combination of its ownership interest and board representation.

(5)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of July 31, 2026, these reserves amounted to $80 (April 30, 2026 - $77; October 31, 2025 – $76).

9.	Deposits

	As at
	July 31, 2026					April 30 2026	October 31 2025
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing		Payable on a fixed date (3)	Total	Total	Total
Personal	$38,623	$11,573	$124,262	$123,612	$298,070	$295,240	$301,718
Business and government	202,923	35,007	72,044	358,688	668,662	644,305	627,667
Financial institutions	8,907	1,549	2,623	26,204	39,283	41,944	36,894
	$250,453	$48,129	$198,929	$508,504	$1,006,015	$981,489	$966,279
Recorded in:
Canada	$171,617	$25,084	$186,812	$338,432	$721,945	$701,998	$692,600
United States	43,595	776	1,405	70,917	116,693	113,529	101,495
United Kingdom	–	–	525	40,830	41,355	41,184	34,046
Mexico	14,544	8,477	–	18,716	41,737	39,520	39,091
Peru	12,672	90	1,119	6,820	20,701	20,945	19,917
Chile	1,695	5,606	144	17,370	24,815	24,054	23,135
Colombia	–	–	–	–	–	–	10,408
Other International	6,330	8,096	8,924	15,419	38,769	40,259	45,587
Total (4)	$250,453	$48,129	$198,929	$508,504	$1,006,015	$981,489	$966,279
(1)	Deposits payable on demand include all deposits for which the Bank may not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which the Bank may require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)
Deposits denominated in U.S. dollars amount to $329,956 (April 30, 2026 – $317,453 ; October 31, 2025 – $297,065), deposits denominated in Chilean pesos amount to $21,091 (April 30, 2026 – $20,300; October 31, 2025 – $20,053), deposits denominated in Mexican pesos amount to $38,592 (April 30, 2026 – $36,731; October 31, 2025 – $35,941) and deposits denominated in other foreign currencies amount to $110,620 (April 30, 2026 – $109,608; October 31, 2025 – $117,530).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at July 31, 2026	$53,271	$36,903	$67,336	$110,107	$20,569	$288,186
As at April 30, 2026	$50,686	$35,285	$68,997	$105,503	$20,322	$280,793
As at October 31, 2025	$54,287	$37,607	$57,519	$109,573	$15,165	$274,151
(1)	The majority of foreign term deposits are in excess of $100,000.

Scotiabank Third Quarter Report 2026	79

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Capital and financing transactions
Common shares

	For the three months ended
	July 31, 2026		July 31, 2025
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,226,787,360	$22,002	1,245,549,363	$22,138
Issued in relation to share-based payments, net	672,594	56	138,392	10
Repurchased for cancellation under the Normal Course Issuer Bid	(8,648,300)	(159)	(3,227,456)	(59)
Outstanding at end of period	1,218,811,654	$21,899	1,242,460,299	$22,089

	For the nine months ended
	July 31, 2026		July 31, 2025
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,236,305,738	$22,067	1,244,435,686	$22,054
Issued in relation to share-based payments, net	2,414,326	196	1,252,069	94
Repurchased for cancellation under the Normal Course Issuer Bid	(19,908,410)	(364)	(3,227,456)	(59)
Outstanding at end of period	1,218,811,654	$21,899	1,242,460,299	$22,089
Normal Course Issuer Bid
On April 2, 2026, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved the Bank’s normal course issuer bid (the “2026 NCIB”) to repurchase for cancellation up to 15 million of the Bank’s common shares. Purchases under the 2026 NCIB commenced on April 7, 2026. The 2026 NCIB will terminate upon the earlier of: (i) the Bank purchasing 15 million common shares under the 2026 NCIB, (ii) the Bank providing notice of termination, or (iii) April 6, 2027.
On May 28, 2025, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2025 NCIB”) pursuant to which it may repurchase for cancellation up to 20 million of the Bank’s common shares. The 2025 NCIB commenced on May 30, 2025, and terminated on April 6, 2026. From commencement of the 2025 NCIB until termination on April 6, 2026, the Bank repurchased and cancelled all of the 20 million common shares at an average price of $90.47 per share for a total amount of $1,846 million, including tax.
During the quarter ended July 31, 2026, the Bank repurchased and cancelled approximately 8.6 million common shares at an average price of $116.89 per share for a total of $1,031 million, including tax. Cumulatively under the 2026 NCIB and 2025 NCIB, during the nine months ended July 31, 2026, the Bank repurchased and canceled approximately 19.9 million common shares at an average price of $107.42 per share for a total of $2,182 million, including tax.
Subordinated Debentures
Issuance
On July 23, 2026, the Bank issued $1.25 billion 4.223% Subordinated Debentures due August 1, 2036 (Non-Viability Contingent Capital (NVCC)). The debentures are subject to optional redemption by the Bank on or after August 1, 2031, and following the occurrence of certain defined events. Interest on such Debentures at the rate of 4.223% per annum will be payable in equal (subject to a long first coupon) semi-annual payments in arrears on February 1 and August 1 in each year, commencing February 1, 2027, and continuing until August 1, 2031, and thereafter payable quarterly in arrears to, but excluding, August 1, 2036, at Daily Compounded CORRA plus 1.23%. The initial interest payment (long first coupon), payable on February 1, 2027, will be $22.15628767 per $1,000 principal amount of Debentures. The debentures contain NVCC provisions necessary to qualify as Tier 2 regulatory capital under Basel III.
Preferred shares and other equity
instruments
On July 24, 2026, the Bank announced the interest rate for its $1.25 billion principal amount of 3.70%
Fixed Rate Resetting Limited Recourse Capital Notes, Series 1 (Non-Viability Contingent Capital (NVCC)) (
Notes
) for the five-year period commencing on July 27, 2026. Interest on the Notes for the period from and including July 27, 2026, to, but excluding, July 27, 2031, will be
 5.987%
per annum, calculated as the interest rate per annum equal to the Government of Canada Yield on the business day prior to the interest reset date of July 27, 2026, plus
 2.761
%. Interest on the Notes will continue to be payable quarterly in arrears on January 27, April 27, July 27 and October 27 of each year, with the first such payment occurring on October 27, 2026.

80	Scotiabank Third Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	July 31 2026	April 30 2026	October 31 2025
Capital (1)
Common Equity Tier 1 capital	$64,508	$62,972	$62,752
Net Tier 1 capital	74,494	72,961	72,790
Total regulatory capital	83,483	80,724	80,908
Total loss absorbing capacity (TLAC) (2)	140,919	135,476	138,049
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)	$492,866	$474,440	$474,453
Leverage exposures (3)	1,723,928	1,689,877	1,622,415
Regulatory ratios (1)
Common Equity Tier 1 capital ratio	13.1%	13.3%	13.2%
Tier 1 capital ratio	15.1%	15.4%	15.3%
Total capital ratio	16.9%	17.0%	17.1%
Total loss absorbing capacity ratio (2)	28.6%	28.6%	29.1%
Leverage ratio (3)	4.3%	4.3%	4.5%
Total loss absorbing capacity leverage ratio (2)	8.2%	8.0%	8.5%
(1)
The Q3 2026 and Q2 2026 regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2025). The Q4 2025 regulatory capital ratios were based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank substantially exceeded the OSFI minimum regulatory capital and TLAC ratios as at July 31, 2026, including
the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded the OSFI minimum leverage and TLAC leverage ratios as at July 31, 2026.

12.	Share-based payments
In Q1 2026, the Bank granted 1,428,056 options with an exercise price of $100.35 per option and a weighted average fair value of $10.68 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year.
The Bank recorded a decrease to equity – other reserves of $1 million for the three months ended July 31, 2026 and an increase of $9 million for the nine months ended July 31, 2026 (July 31, 2025 – $2 million and $13 million), as a result of equity-classified share-based payment expense.

13.	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	April 30 2026	July 31 2025
Defined benefit service cost	$60	$60	$70	$4	$5	$(57	) (2)
Interest on net defined benefit (asset) liability	(6)	(6)	(2)	16	16	16
Other	3	3	3	(5)	(1)	1
Defined benefit expense	$57	$57	$71	$15	$20	$(40)
Defined contribution expense	$58	$58	$52	$–	$–	$–
Actuarial gains (losses) on employee benefit plans in other comprehensive income (3)	$372	$65	$267	$71	$(1)	$3

	For the nine months ended
	Pension plans		Other benefit plans
($ millions)	July 31 2026	July 31 2025	July 31 2026	July 31 2025
Defined benefit service cost	$180	$214	$14	$(45	) (2)
Interest on net defined benefit (asset) liability	(18)	(9)	48	46
Other	9	9	(6)	1
Defined benefit expense	$171	$214	$56	$2
Defined contribution expense	$172	$154	$–	$1
Actuarial gains (losses) on employee benefit plans in other comprehensive income (3)	$712	$294	$63	$(19)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Includes benefit related to certain post-retirement plan amendments.
(3)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

Scotiabank Third Quarter Report 2026	81

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14.	Operating segments

The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets.
The Other segment includes Group Treasury, investments in certain associated corporations, smaller operating segments, intersegment elimination, corporate expenses and other corporate items which are not allocated to a business line.
The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3.
Effective Q1 2026, the Bank no longer analyzes business segment revenues on a taxable equivalent basis (TEB). Under the TEB methodology, tax-exempt income earned on certain securities reported in either net interest income or non-interest income was grossed up to an equivalent before tax basis. It also grossed up net income from associated corporations to normalize the effective tax rate in the business lines. Corresponding increases were made to the income tax expense; hence, there was no impact on the segment’s net income. The elimination of the TEB gross-up was recorded in the Other segment, resulting in no impact on the consolidated results. The TEB gross-up recorded in the business segments has significantly decreased in recent quarters as the Bank no longer claims the dividend received deduction on Canadian shares, following the enactment of Bill C-59 in January 2024. Prior period results have not been restated and include a TEB gross-up of
$8
for the three months ended July 31, 2025 and
$25
for the nine months ended July 31, 2025, impacting the International Banking business segment.

	For the three months ended July 31, 2026
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net interest income (1)	$2,837	$2,192	$331	$470	$36	$5,866
Non-interest income (2)(3)	809	756	1,566	1,544	(6)	4,669
Total revenues	3,646	2,948	1,897	2,014	30	10,535
Provision for credit losses	498	522	6	53	–	1,079
Depreciation and amortization	136	122	46	56	38	398
Other non-interest expenses	1,538	1,331	1,148	1,068	73	5,158
Income tax expense	403	207	179	190	(32)	947
Net income	$1,071	$766	$518	$647	$(49)	$2,953
Net income attributable to non-controlling interests in subsidiaries	$–	$41	$3	$–	$1	$45
Net income attributable to equity holders of the Bank	$1,071	$725	$515	$647	$(50)	$2,908
Average assets ($ billions)	$477	$215	$43	$617	$233	$1,585
Average liabilities ($ billions)	$375	$177	$58	$607	$278	$1,495
(1)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(2)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(3)	Includes income from associated corporations for Canadian Banking – $(3), International Banking – $65, GBM – $1, and Other – $159.

	For the three months ended April 30, 2026
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net interest income (1)	$2,703	$2,094	$306	$389	$29	$5,521
Non-interest income (2)(3)	780	765	1,454	1,203	114	4,316
Total revenues	3,483	2,859	1,760	1,592	143	9,837
Provision for credit losses	575	599	4	38	1	1,217
Depreciation and amortization	142	124	47	59	38	410
Other non-interest expenses	1,478	1,246	1,069	906	80	4,779
Income tax expense	353	154	164	132	(4)	799
Net income	$935	$736	$476	$457	$28	$2,632
Net income attributable to non-controlling interests in subsidiaries	$–	$35	$2	$–	$–	$37
Net income attributable to equity holders of the Bank	$935	$701	$474	$457	$28	$2,595
Average assets ($ billions)	$475	$211	$41	$568	$222	$1,517
Average liabilities ($ billions)	$374	$170	$55	$556	$274	$1,429
(1)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(2)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(3)	Includes income from associated corporations for Canadian Banking – $(2), International Banking – $65, and Other – $159.

82	Scotiabank Third Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended July 31, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net interest income (1)	$2,641	$2,245	$266	$350	$(9)	$5,493
Non-interest income (2)(3)	730	758	1,338	1,180	(13)	3,993
Total revenues	3,371	3,003	1,604	1,530	(22)	9,486
Provision for credit losses	456	562	4	19	–	1,041
Depreciation and amortization	137	119	48	65	36	405
Other non-interest expenses	1,459	1,392	982	829	22	4,684
Income tax expense	361	219	150	144	(45)	829
Net income	$958	$711	$420	$473	$(35)	$2,527
Net income attributable to non-controlling interests in subsidiaries	$–	$41	$3	$–	$36	$80
Net income attributable to equity holders of the Bank	$958	$670	$417	$473	$(71)	$2,447
Average assets ($ billions)	$463	$223	$39	$493	$228	$1,446
Average liabilities ($ billions)	$381	$173	$50	$513	$243	$1,360
(1)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(2)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in
Glob
al Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(3)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $(2), International Banking – $39, and Other – $120.

	For the nine months ended July 31, 2026
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Net interest income (1)	$8,274	$6,432	$941	$1,257	$65		$16,969
Non-interest income (2)(3)	2,369	2,336	4,517	4,117	(290	) (4)	13,049
Total revenues	10,643	8,768	5,458	5,374	(225)		30,018
Provision for credit losses	1,649	1,657	14	151	1		3,472
Depreciation and amortization	415	364	138	168	108		1,193
Other non-interest expenses	4,494	3,919	3,318	2,933	187	(4)	14,851
Income tax expense	1,119	589	510	474	(74)		2,618
Net income	$2,966	$2,239	$1,478	$1,648	$(447)		$7,884
Net income attributable to non-controlling interests in subsidiaries	$–	$96	$8	$(1)	$(9)		$94
Net income attributable to equity holders of the Bank	$2,966	$2,143	$1,470	$1,649	$(438)		$7,790
Average assets ($ billions)	$475	$215	$42	$577	$224		$1,533
Average liabilities ($ billions)	$376	$173	$56	$571	$268		$1,444
(1)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(2)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(3)	Includes income from associated corporations for Canadian Banking – $(14), International Banking – $178, GBM – $1, and Other – $468.
(4)	Includes the loss related to the sale of the banking operations in Colombia, Costa Rica and Panama. Refer to Note 19 for further details.

	For the nine months ended July 31, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net interest income (1)	$7,812	$6,593	$744	$1,037	$(250)	$15,936
Non-interest income (2)(3)	2,206	2,399	3,980	3,545	(128)	12,002
Total revenues	10,018	8,992	4,724	4,582	(378)	27,938
Provision for credit losses	1,799	1,714	10	77	1	3,601
Depreciation and amortization	412	364	143	194	88	1,201
Other non-interest expenses	4,376	4,223	2,906	2,469	1,515 (4)	15,489
Income tax expense	947	580	435	440	(307)	2,095
Net income	$2,484	$2,111	$1,230	$1,402	$(1,675)	$5,552
Net income attributable to non-controlling interests in subsidiaries	$–	$114	$7	$(1)	$(138)	$(18)
Net income attributable to equity holders of the Bank	$2,484	$1,997	$1,223	$1,403	$(1,537)	$5,570
Average assets ($ billions)	$461	$227	$38	$502	$230	$1,458
Average liabilities ($ billions)	$383	$175	$47	$513	$255	$1,373
(1)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(2)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(3)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $20, International Banking – $112, and Other – $297.
(4)	Includes the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Refer to Note 19 for further details.

Scotiabank Third Quarter Report 2026	83

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Interest income and expense

	For the three months ended												For the nine months ended
	July 31, 2026				April 30, 2026				July 31, 2025				July 31, 2026				July 31, 2025
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$12,470		$8,107		$11,676		$7,519		$12,468		$8,570		$36,077		$23,319		$38,191		$27,271
Measured at FVOCI (1)	1,283		–		1,172		–		1,415		–		3,649		–		4,212		–
	13,753		8,107		12,848		7,519		13,883		8,570		39,726		23,319		42,403		27,271
Other	274	(2)	54	(3)	247	(2)	55	(3)	237	(2)	57	(3)	727	(2)	165	(3)	984	(2)	180	(3)
Total	$14,027		$8,161		$13,095		$7,574		$14,120		$8,627		$40,453		$23,484		$43,387		$27,451
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)
Includes interest on lease liabilities for the three months ended July 31, 2026 – $38 (April 30, 2026 – $39; July 31, 2025 – $30) and for the nine months ended July 31, 2026 – $108 (July 31, 2025 – $93) and insurance finance expense for the three months ended July 31, 2026 – $8 (April 30, 2026 – $8; July 31, 2025 – $8) and for the nine months ended July 31, 2026 – $24 (July 31, 2025 – $25).

16.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	July 31 2025
Basic earnings per common share
Net income attributable to common shareholders	$2,778	$2,468	$2,313	$7,401	$5,179
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	–	–	(22)	–	(22)
Net income attributable to common shareholders used to calculate basic earnings per common share	2,778	2,468	2,291	7,401	5,157
Weighted average number of common shares outstanding (millions)	1,223	1,230	1,244	1,229	1,245
Basic earnings per common share (1) (in dollars)	$2.27	$2.01	$1.84	$6.02	$4.14
Diluted earnings per common share
Net income attributable to common shareholders used to calculate basic earnings per common share	$2,778	$2,468	$2,291	$7,401	$5,157
Dilutive impact of share-based payment options and others (2)	–	–	–	(9)	(136)
Net income attributable to common shareholders (diluted)	$2,778	$2,468	$2,291	$7,392	$5,021
Weighted average number of common shares outstanding (millions)	1,223	1,230	1,244	1,229	1,245
Dilutive impact of share-based payment options and others (2) (millions)	3	2	1	3	5
Weighted average number of diluted common shares outstanding (millions)	1,226	1,232	1,245	1,232	1,250
Diluted earnings per common share (1) (in dollars)	$2.27	$2.00	$1.84	$6.00	$4.02
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain options were not included in the calculation of diluted earnings per share as they were anti-dilutive.

17.	Fair value of financial instruments
(a) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.
The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value (1) Gains/(Losses)			Cumulative change in fair value (2) Gains/(Losses)
	As at			For the three months ended			As at
($ millions)	July 31 2026	April 30 2026	July 31 2025	July 31 2026	April 30 2026	July 31 2025	July 31 2026	April 30 2026	July 31 2025
Liabilities
Senior note liabilities (3)	$52,864	$48,629	$43,536	$517	$507	$(1,633)	$4,189	$3,672	$4,604
(1)	Change in the difference between the contractual maturity amount and the carrying value.
(2)	The cumulative change in fair value is measured from the instrument’s date of initial recognition.
(3)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between contractual maturity amount and carrying value	Changes in fair value for the three months period attributable to changes in own credit risk recorded in other comprehensive income Gains/(Losses)	Cumulative changes in fair value attributable to changes in own credit risk (1) Gains/(Losses)
As at July 31, 2026	$57,053	$52,864	$4,189	$(171)	$(1,610)
As at April 30, 2026	$52,301	$48,629	$3,672	$413	$(1,439)
As at July 31, 2025	$48,140	$43,536	$4,604	$(562)	$(1,227)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(b) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 6 of the audited consolidated financial statements in the 2025 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and excludes non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	July 31, 2026		April 30, 2026		October 31, 2025
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$62,455	$62,455	$79,301	$79,301	$65,967	$65,967
Trading assets	162,526	162,526	157,689	157,689	152,223	152,223
Securities purchased under resale agreements and securities borrowed	273,638	273,638	253,177	253,177	203,008	203,008
Derivative financial instruments	50,531	50,531	46,709	46,709	46,531	46,531
Investment securities – FVOCI and FVTPL	130,461	130,461	127,818	127,818	126,226	126,226
Investment securities – amortized cost	21,537	22,221	21,510	21,988	23,239	23,722
Loans	769,595	770,555	754,267	757,434	769,900	771,045
Customers’ liability under acceptances	161	161	155	155	177	177
Other financial assets	28,730	28,730	27,239	27,239	28,128	28,128
Liabilities:
Deposits	1,003,369	1,006,015	979,387	981,489	965,925	966,279
Financial instruments designated at fair value through profit or loss	52,864	52,864	48,629	48,629	47,165	47,165
Acceptances	162	162	157	157	178	178
Obligations related to securities sold short	39,971	39,971	38,064	38,064	38,104	38,104
Derivative financial instruments	58,344	58,344	56,854	56,854	56,031	56,031
Obligations related to securities sold under repurchase agreements and securities lent	226,261	226,261	238,663	238,663	189,144	189,144
Subordinated debentures	6,923	6,919	5,801	5,766	7,749	7,692
Other financial liabilities	56,883	57,045	53,031	52,913	56,500	56,529
(c) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for
over-the-counter
transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	July 31, 2026				April 30, 2026
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$5,908	$–	$5,908	$–	$10,200	$–	$10,200
Trading assets
Loans	–	6,300	150	6,450	–	6,391	146	6,537
Canadian federal government and government guaranteed debt	16,781	2,465	–	19,246	15,886	4,901	–	20,787
Canadian provincial and municipal debt	9,846	3,043	–	12,889	9,498	3,308	–	12,806
U.S. treasury and other U.S. agencies’ debt	9,658	6	–	9,664	10,107	–	–	10,107
Other foreign governments’ debt	1,112	10,578	–	11,690	713	11,219	–	11,932
Corporate and other debt	7,439	5,701	–	13,140	3,352	8,216	–	11,568
Equity securities	87,881	149	8	88,038	82,338	150	17	82,505
Other	–	1,409	–	1,409	–	1,447	–	1,447
	$132,717	$29,651	$158	$162,526	$121,894	$35,632	$163	$157,689
Investment securities (2)
Canadian federal government and government guaranteed debt	$17,224	$7,567	$–	$24,791	$14,170	$9,273	$–	$23,443
Canadian provincial and municipal debt	19,235	4,860	–	24,095	17,815	6,178	–	23,993
U.S. treasury and other U.S. agencies’ debt	41,020	6,856	–	47,876	41,153	5,937	–	47,090
Other foreign governments’ debt	10,876	17,391	–	28,267	6,445	21,268	–	27,713
Corporate and other debt	904	2,127	29	3,060	192	3,053	9	3,254
Equity securities	177	263	1,931	2,371	80	335	1,910	2,325
	$89,436	$39,064	$1,960	$130,460	$79,855	$46,044	$1,919	$127,818
Derivative financial instruments
Interest rate contracts	$–	$10,146	$–	$10,146	$–	$9,456	$–	$9,456
Foreign exchange and gold contracts	–	25,040	1	25,041	–	21,996	1	21,997
Equity contracts	772	8,135	25	8,932	596	6,181	29	6,806
Credit contracts	–	195	22	217	–	169	9	178
Commodity contracts	–	6,183	12	6,195	–	8,265	7	8,272
	$772	$49,699	$60	$50,531	$596	$46,067	$46	$46,709
Liabilities:
Deposits (3)	$–	$464	$–	$464	$–	$448	$–	$448
Financial liabilities designated at fair value through profit or loss	–	52,864	–	52,864	–	48,629	–	48,629
Obligations related to securities sold short	37,355	2,615	1	39,971	33,715	4,349	–	38,064

Derivative financial instruments
Interest rate contracts	–	17,646	–	17,646	–	17,414	1	17,415
Foreign exchange and gold contracts	–	23,943	–	23,943	–	21,489	–	21,489
Equity contracts	1,348	10,021	19	11,388	848	10,074	28	10,950
Credit contracts	–	17	3	20	–	19	2	21
Commodity contracts	–	5,339	8	5,347	–	6,970	9	6,979
	$1,348	$56,966	$30	$58,344	$848	$55,966	$40	$56,854
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $22,221 (April 30, 2026 – $21,988).
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2025
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$5,156	$–	$5,156
Trading assets
Loans	–	8,486	1	8,487
Canadian federal government and government guaranteed debt	13,838	1,963	–	15,801
Canadian provincial and municipal debt	8,374	3,336	–	11,710
U.S. treasury and other U.S. agencies’ debt	9,132	–	–	9,132
Other foreign governments’ debt	1,837	8,451	–	10,288
Corporate and other debt	3,523	6,593	–	10,116
Equity securities	83,412	373	12	83,797
Other	–	2,892	–	2,892
	$120,116	$32,094	$13	$152,223
Investment securities (2)
Canadian federal government and government guaranteed debt	$15,143	$7,967	$–	$23,110
Canadian provincial and municipal debt	16,293	4,550	–	20,843
U.S. treasury and other U.S. agencies’ debt	42,300	6,736	–	49,036
Other foreign governments’ debt	7,099	20,627	–	27,726
Corporate and other debt	116	2,892	32	3,040
Equity securities	96	329	2,046	2,471
	$81,047	$43,101	$2,078	$126,226
Derivative financial instruments
Interest rate contracts	$–	$9,804	$3	$9,807
Foreign exchange and gold contracts	–	26,411	1	26,412
Equity contracts	816	6,452	161	7,429
Credit contracts	–	269	4	273
Commodity contracts	–	2,594	16	2,610
	$816	$45,530	$185	$46,531
Liabilities:
Deposits (3)	$–	$335	$–	$335
Financial liabilities designated at fair value through profit or loss	–	47,165	–	47,165
Obligations related to securities sold short	34,864	3,240	–	38,104

Derivative financial instruments
Interest rate contracts	–	17,181	8	17,189
Foreign exchange and gold contracts	–	25,793	–	25,793
Equity contracts	783	9,288	43	10,114
Credit contracts	–	24	2	26
Commodity contracts	–	2,897	12	2,909
	$783	$55,183	$65	$56,031
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $23,722.
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at July 31, 2026, in the fair value hierarchy comprised of loans, corporate bonds, equity securities, derivatives and obligations related to securities sold short.
The following table summarizes the changes in Level 3 instruments carried at fair value for the three and nine months ended July 31, 2026.
All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	For the three months ended July 31, 2026
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into Level 3	Transfers out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (2)
Trading assets
Loans	$146	$4	$–	$–	$–	$–	$–	$150	$4
Equity securities	17	(1)	–	5	(8)	1	(6)	8	(1)
	163	3	–	5	(8)	1	(6)	158	3
Investment securities
Corporate and other debt	9	–	(1)	21	–	–	–	29	–
Equity securities	1,910	16	1	121	(117)	–	–	1,931	16
	1,919	16	–	142	(117)	–	–	1,960	16
Derivative financial instruments – assets
Foreign exchange and gold contracts	1	1	–	–	–	–	(1)	1	1
Equity contracts	29	1	–	5	–	–	(10)	25	1	(3)
Credit contracts	9	–	–	21	(8)	–	–	22	–
Commodity contracts	7	5	–	–	–	–	–	12	5

Derivative financial instruments – liabilities
Interest rate contracts	(1)	–	–	–	–	–	1	–	–
Equity contracts	(28)	–	–	(10)	–	–	19	(19)	–
Credit contracts	(2)	–	–	(2)	1	–	–	(3)	–
Commodity contracts	(9)	–	–	–	1	–	–	(8)	–
	6	7	–	14	(6)	–	9	30	7
Obligations related to securities sold short	–	–	–	–	–	(1)	–	(1)	–
Total	$2,088	$26	$–	$161	$(131)	$–	$3	$2,147	$26
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(3)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended July 31, 2025.

	For the three months ended July 31, 2025
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into Level 3	Transfers out of Level 3	Fair value, end of the quarter
Trading assets	$9	$–	$–	$2	$(3)	$179	$(3)	$184
Investment securities	1,988	43	3	49	(18)	12	–	2,077
Derivative financial instruments	(8)	(3)	–	(6)	12	–	3	(2)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended July 31, 2026
($ millions)	Fair value, beginning of the period	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into Level 3	Transfers out of Level 3	Fair value, end of the period	Changes in unrealized gains/(losses) recorded in income for instruments still held (2)
Trading assets
Loans	$1	$(13)	$(3)	$165	$–	$1	$(1)	$150	$(13)
Equity securities	12	(2)	–	9	(11)	12	(12)	8	(1)
	13	(15)	(3)	174	(11)	13	(13)	158	(14)
Investment securities
Corporate and other debt	32	–	(3)	22	(22)	–	–	29	–
Equity securities	2,046	111	30	267	(523)	–	–	1,931	111
	2,078	111	27	289	(545)	–	–	1,960	111
Derivative financial instruments – assets
Interest rate contracts	3	(1)	–	–	(2)	–	–	–	(1	) (3)
Foreign exchange and gold contracts	1	1	–	–	–	1	(2)	1	1
Equity contracts	161	(9)	–	12	(70)	31	(100)	25	11	(4)
Credit contracts	4	2	–	24	(8)	–	–	22	2
Commodity contracts	16	(4)	–	–	–	–	–	12	(4)

Derivative financial instruments – liabilities
Interest rate contracts	(8)	4	–	(1)	1	(1)	5	–	(2	) (3)
Equity contracts	(43)	9	–	(22)	–	–	37	(19)	9	(4)
Credit contracts	(2)	–	–	(2)	1	–	–	(3)	–
Commodity contracts	(12)	2	–	–	2	–	–	(8)	2
	120	4	–	11	(76)	31	(60)	30	18
Obligations related to securities sold short	–	–	–	–	–	(1)	–	(1)	–
Total	$2,211	$100	$24	$474	$(632)	$43	$(73)	$2,147	$115
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(3)
Certain unrealized gains and losses on interest rate derivative contracts are largely offset by mark-to-market
changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

(4)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

The following table summarizes the changes in Level 3 instruments carried at fair value for the nine months ended July 31, 2025.

	For the nine months ended July 31, 2025
($ millions)	Fair value, beginning of the period	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into Level 3	Transfers out of Level 3	Fair value, end of the period
Trading assets	$25	$1	$–	$6	$(18)	$192	$(22)	$184
Investment securities	1,901	107	62	149	(137)	12	(17)	2,077
Derivative financial instruments	10	(15)	–	(2)	20	(15)	–	(2)
Obligations related to securities sold short	(2)	–	–	–	–	–	2	–
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.
During the three months ended July 31, 2026:

•	Trading assets of $5,628 million, investment securities of $6,913 million and obligations related to securities sold short of $1,463 million were transferred out of Level 2 into Level 1.

•	Trading assets of $342 million, investment securities of $1,149 million and obligations related to securities sold short of $17 million were transferred out of Level 1 into Level 2.
During the three months ended July 31, 2025:

•	Trading assets of $868 million, investment securities of $1,077 million and obligations related to securities sold short of $517 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,004 million, investment securities of $2,047 million and obligations related to securities sold short of $466 million were transferred out of Level 1 into Level 2.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

There were
 no
significant transfers into and out of Level 3 during the three months ended July 31, 2026. During the three months ended July 31, 2025, trading loans of $178 million were transferred out of Level 2 into Level 3. Transfers were a result of the change in the observability of the price used for valuing the loans.
During the nine months ended July 31, 2026:

•	Trading assets of $2,292 million, investment securities of $5,344 million and obligations related to securities sold short of $796 million were transferred out of Level 2 into Level 1.

•	Trading assets of $632 million, investment securities of $1,838 million and obligations related to securities sold short of $65 million were transferred out of Level 1 into Level 2.
During the nine months ended July 31, 2025:

•	Trading assets of $337 million, investment securities of $971 million and obligations related to securities sold short of $133 million were transferred out of Level 2 into Level 1.

•	Trading assets of $974 million, investment securities of $1,488 million and obligations related to securities sold short of $289 million were transferred out of Level 1 into Level 2.
During the nine months ended July 31, 2026, equity derivatives of $100 million were transferred out of Level 3 into Level 2. During the nine months ended July 31, 2025, trading loans of
$178
million were transferred out of Level 2 into Level 3. Transfers were a result of the change in the observability of the price used for valuing the financial instruments.
Level 3 sensitivity
The Bank applies judgement in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 6 of the Bank’s audited consolidated financial statements in the 2025 Annual Report for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

18.	Corporate income taxes
Tax assessments
The Bank received reassessments totaling $2,012 million (April 30, 2026 – $1,808 million) of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-202
1
 taxation years. The dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed Notices of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 and 2012 taxation years. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018-2020 taxation years totaling $4 million of tax and interest.
A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014-2019 taxation years totaling $637 million (April 30, 2026 – $637 million) of tax, penalties and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-2019 taxation years.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

19.	Acquisitions and divestitures
Acquisitions
Acquisition announced in the current period
Scotia Group Jamaica Limited
On June 12, 2026, the Bank announced a proposal to acquire all outstanding shares of Scotia Group Jamaica Limited (“SGJL”) held by non-controlling interest shareholders for total
cash consideration of approximately $500
million. Upon completion, SGJL will become a wholly-owned subsidiary of the Bank. The transaction is being effected through a court-approved scheme of arrangement under Jamaican law and remains subject to minority interest shareholder approval, court approval and other customary closing conditions.
As the Bank already controls and consolidates SGJL, the acquisition of the remaining shares held by non-controlling interest shareholders will be accounted for as an equity transaction. Accordingly, the transaction is not expected to result in a gain or loss in the consolidated statement of income, a change in the carrying values of the subsidiary’s assets and liabilities or the Bank’s associated goodwill. The Bank’s CET1 capital ratio is expected to decrease by approximately six
basis points at closing.
Divestitures
Closed divestitures impacting the current fiscal year
Sale of banking operations in Colombia, Costa Rica and Panama
On December 1, 2025, the Bank completed the sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. in exchange for a 20.3% ownership stake in the combined Davivienda Group S.A. The Bank’s ownership consists of 14.99% voting common shares and the remainder in non-voting
preferred shares. Following this date, the Bank designated two individuals to serve on Davivienda Group S.A.’s Board of Directors.
Upon closing, the Bank derecognized total assets of $24 billion and total liabilities of $22 billion consisting primarily of loans and deposits. The Bank recognized an additional loss of $11 million in non-interest
expense and $423 million in
non-interest
income (collectively $377 million
after-tax).
The loss primarily represents the release of cumulative foreign currency translation losses, inclusive of hedges, and was recorded in the Other segment. As of October 31, 2025, the Bank recognized an impairment loss of $1,342 million after-tax.
Following the closing, the Bank recognized the investment in Davivienda Group S.A. as an investment in associate at a fair value of $1,370 million as the Bank has significant influence, given its board representation and ownership interest and it is accounted for under the equity method.
The closing of the transaction increased the Bank’s CET1 capital ratio by approximately 15 basis points.

90	Scotiabank Third Quarter Report 2026

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend Dates for 2026
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6, 2026	January 28, 2026
April 7, 2026	April 28, 2026
July 7, 2026	July 29, 2026
October 6, 2026	October 28, 2026
Annual Meeting
The Annual Meeting for fiscal year 2026 is scheduled for April 13, 2027.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on August 25, 2026, at 8:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
647-557-5524,
or toll-free at
1-888-440-4083
using ID 7835444# (please call shortly before 8:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 25, 2026, to September 1, 2026, by calling
647-362-9199
or toll-free at
1-800-770-2030
and entering the access code 7835444#.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Telephone:
416-775-0798
E-mail:
investor.relations@scotiabank.com
Global Communications:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail:
corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, Ontario, Canada M5H 4A6
Telephone:
1-877-982-8767
E-mail:
service@computershare.com

Scotiabank Third Quarter Report 2026	91

SHAREHOLDER INFORMATION

Co-Transfer
Agent (USA)
Computershare Trust Company, N.A.
Telephone:
1-781-575-2000
E-mail:
service@computershare.com
Street Courier/Address:
C/O: Shareholder Services
150 Royall Street, Suite 101
Canton, MA, USA 02021
Mailing Address:
PO Box 43078
Providence, RI, USA 02940-3006
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
40 Temperance Street
Toronto, Ontario, Canada M5H 0B4
Telephone:
(416) 866-3672
E-mail:
corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada.